                UNITED STATES SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER
                        PURSUANT TO RULE 13a-16 OR 15d-16

                                      UNDER

                       THE SECURITIES EXCHANGE ACT OF 1934
                           FOR THE MONTH OF JULY 2005

                         Commission File Number 1-15114

               ANTHONY CLARK INTERNATIONAL INSURANCE BROKERS LTD.
                               (Registrant's name)

                      SUITE 355, 10333 SOUTHPORT ROAD S.W.
                        CALGARY, ALBERTA, CANADA T2W 3X6
                    (Address of principal executive offices)

      1.    MD&A (Amended) for the year ended March 31, 2005;
      2.    Annual Report;
      3.    Notice of Meeting;
      4.    Management Information Circular;
      5.    Form of Proxy; and
      6.    Annual Return Card Form.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
                          Form 20-F [X] Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ______

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7):_______

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes [ ] No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82_________

                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Anthony Clark International Insurance Brokers Ltd., has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 9, 2005

ANTHONY CLARK INTERNATIONAL
INSURANCE BROKERS LTD.

By:
      "Joseph Giuffre"
-------------------------------------
Joseph P. Giuffre
Director and Corporate Secretary

JUNE 27, 2005

MANAGEMENT'S DISCUSSION AND ANALYSIS

This Management's Discussion and Analysis may contain forward looking statements and information. Forward looking statements are statements that are not historical fact and are generally identified by words such as "believe", "expects", "projects" and words of similar connotation. Forward-looking statements are subject to various risks and uncertainties, many of which are difficult to predict, and are usually beyond the control of management, that could cause actual results to be materially different from those expressed by these forward looking statements. Risks and uncertainties include, but are not limited to, risk with respect to general economic conditions, changes in the insurance marketplace, regulations and taxes, restrictive terms and conditions, coverage exclusions and higher prices in every line of insurance. Readers are cautioned not to place undue reliance on these forward looking statements.

The Company does not undertake to update or re-issue the forward looking statements that may be contained herein, whether as a result of new information, future events or otherwise.

OVERVIEW

Anthony Clark International Insurance Brokers Ltd.'s (the "Company") primary business activity involves the operation of general insurance brokerages in Canada and the United States. Shares of the Company trade on the Toronto Stock Exchange ("TSE") under the symbol "ACL" and on the NASDAQ OTC under the symbol "ACKBF". The Company, founded in 1989, has expanded through internal growth and acquisitions. The Company operates in two economic environments and revenues are attributed to geographic areas based on the location of resources producing the revenues.

The following discussion should be read in conjunction with the consolidated financial statements and the related notes to those consolidated financial statements, included elsewhere in this report.

All amounts are in Canadian Dollars unless otherwise indicated.

2005 HIGHLIGHTS

      -     June 2004 - Closing of US$7.5 million First Capital debt financing

      -     September 2004 - Acquisition of Al Vinciguerra Agency in Virginia.

      -     January 2005 - Acquisition of Schuneman Insurance Agency in
            Illinois.

      -     June 2005 - Closing of US$25.0 million Bridge term loan

      -     June 2005 - Repayment of FCC and Oak Street credit facilities

RESULTS OF OPERATIONS

BUSINESS ACQUISITIONS

YEAR ENDED MARCH 31, 2005

During the year the Company acquired the net assets of two insurance brokerages known as "Vinciguerra", located in Virginia, and "Schuneman" located in Illinois. Purchase consideration of $ 10,100,831 (US$ 8,228,463) was given to effect these acquisitions. Both acquisitions are subject to contingent adjustment based on future commission revenue, though in both acquisitions the purchase consideration may only be reduced. Goodwill attributed to both acquisitions is expected to be deductible for income tax purposes.

The results of operations and cash flows of the acquired businesses are included in these financial statements from the closing dates of the acquisitions, which are September 8, 2004 for Vinciguerra and January 12, 2005 for Schuneman.

The consideration given has been allocated to acquired identifiable assets and liabilities as follows based on the foreign exchange rates in effect on the dates of closing.

                                   Vinciguerra         Schuneman         Total
                                   ------------      ------------     ------------
Customer accounts                  $  1,855,983      $    227,906     $  2,083,889
Computer systems and equipment           64,390            36,759          101,149
Non-competition agreements              160,975            34,308          195,283
Goodwill                              6,978,094           823,504        7,801,598
Other                                     6,439                 -            6,439
Liabilities assumed                     (87,527)                -          (87,527)
                                   ------------      ------------     ------------
                                   $  8,978,354      $  1,122,477     $ 10,100,831
                                   ------------      ------------     ------------
CONSIDERATION PAID

Cash                               $  7,857,638      $    299,588     $  8,157,226
                                   ------------      ------------     ------------
Fair values of notes payable          1,120,716           822,889        1,943,605
                                   ------------      ------------     ------------
                                   $  8,978,354      $  1,122,477     $ 10,100,831
                                   ------------      ------------     ------------

The notes issued in connection with the Vinciguerra and Schuneman acquisitions are at rates of interest that were determined to be below the estimated market rate of interest for indebtedness with similar terms and credit quality. These notes have therefore been accounted for at their discounted fair values.

During the year ended March 31, 2005 the contingent adjustment related to John's was resolved, and the purchase consideration was reduced by $ 9,083 (U.S.$ 7,509).

REVENUE

The Company's revenue has increased to $13,060,344 for the year ended March 31, 2005 from $7,469,559 for the year ended March 31, 2004 primarily due to revenue generated from US acquisitions (approximately $5,891,000). Revenue from the US acquisitions has been recorded from the closing date of acquisition.

The Company's revenue has increased to $7,469,559 for the year ended March 31, 2004 from $5,175,072 for the year ended March 31, 2003 primarily due to revenue generated from US acquisitions (approximately $1,980,000), new business commissions generated and premium increases (approximately $231,000), and a net increase in combined other revenue (approximately $83,000, primarily due to increase in contingent commissions of $261,000, a decrease in interest revenue of approximately $10,000 and non-recurrence of one-time revenue of $151,000 booked in the prior year). The total insurance policy premiums (including US operations) processed during the year ended March 31, 2004 was $52,500,000 against $37,000,000 (Canadian operations only) during year ended March 31, 2003. Revenue from the US acquisitions has been recorded from the closing date of acquisition.

Contingent commissions are commissions paid to the Company by insurance companies based upon volume, growth and/or profitability of business placed with such Insurance companies by the Company.

EXPENSES

Salaries and wages have increased to $7,925,260 for the period ending March 31, 2005 from $4,818,880 for the period ending March 31, 2004 mainly due to salaries and wages of US acquisitions. Salaries and wages were streamlined in one US division during the year resulting in an annual saving of approximately $767,000.

Salaries and wages have increased to $4,818,880 for the twelve month period ended March 31, 2004 from $3,165,924 for the twelve month period ended March 31, 2003 mainly due to salaries and wages of US acquisitions

(approximately $1,500,000), salaries and wages related to the new business generated (approximately $111,000) and administrative salary adjustments (approximately $42,000).

Rent increased to $805,937 for the year ending March 31, 2005 from $422,672 for the year ending March 31, 2004 primarily due to rent related to the new US acquisitions.

Rent increased to $422,672 for the year ended March 31, 2004 from $283,242 for the year ended March 31, 2003 primarily due to rent related to the US acquisitions.

General and administrative expenses increased to $2,393,711 for the year ending March 31, 2005 from $1,446,886 for the year ending March 31, 2004 primarily due to the US acquisitions.

General and administrative expenses increased to $1,446,886 for the year ended March 31, 2004 from $1,135,956 for the year ended March 31, 2003 mainly due to the inclusion of general and administrative expenses of US acquisitions (approximately $350,000), increase in legal fees (approximately $33,000), increase in insurance costs (approximately $42,000), increase in accounting fees (approximately $24,000) decrease in operating costs of the website and computer maintenance costs (approximately $36,000), decrease in other expenses primarily related to acquisition identification (approximately $102,000).

During the year ended March 31, 2005, the Company awarded 520,000 stock options which were accounted for in accordance with the new guidance Section 3870 "Stock-Based Compensation and Other Stock-Based Payments" of the CICA Handbook which requires the expensing of the fair value of the options ($411,275).

During the year ended March 31, 2004, legal judgment expense of $522,619 was recorded.. This judgment was made against the Company with respect to a previously outstanding legal proceeding. The judgment related to the Company's alleged failure to honor a stock option agreement dated October 1, 1998. During the year ended March 31, 2005, the Company settled for a cash payment of $450,000 (including legal costs). The difference between the judgment amount and settlement of $72,619 was recovered and reflected in the first quarter of the 2005 fiscal year

Revenues and expenses for US acquisitions have been included in the current fiscal year from the closing date of the acquisitions and thus reflect results for only part of the year. The revenues and expenses are expected to be significantly different in the next fiscal year as results of the full year of operations will be included in the financial statements.

EARNINGS FROM OPERATIONS BEFORE INTEREST AND FINANCING COSTS AND TAXES AND DEPRECIATION AND AMORTIZATION (EBITDA)

The Company's earnings increased to $1,524,161 (EBITDA) for the year ended March 31, 2005 from $258,502 (EBITDA) for the year ended March 31, 2004 primarily due to US acquisitions, two of which the operations were included for the full year and two new acquisitions during the year. EBITDA as a percentage of revenue has increased from 3.5% for the year ended March 31, 2004 to 11.7% for the year ended March 31, 2005. Management has taken steps to streamline the costs associated with its US operations and expects further EBITDA improvements in upcoming quarters from these adjustments together with the effect of new acquisitions

The Company's earnings decreased from $552,778 (EBITDA) for the year ended March 31, 2003 to $258,502 (EBITDA) for the year ended March 31, 2004 primarily due to the legal judgment ($522,619). EBITDA as a percentage of revenue has decreased from 10.7% for the year ended March 31, 2003 to 3.5% for the year ended March 31, 2004.

EBITDA is discussed and presented here as a non-Generally Accepted Accounting Principles measure because it is management's major performance indicator. EBITDA is reconciled to Net loss below.

RECONCILIATION OF EBITDA TO NET LOSS

Years ended March 31,

                                                       2005              2004
Revenue                                            $ 13,060,344      $  7,469,559

Earnings before the following (EBITDA)                1,524,161           258,502

Interest and Financing Costs                         (4,539,268)         (941,153)

Depreciation and amortization                        (1,303,867)         (481,025)

Income Taxes (expense) recovery                        (151,180)          112,178

NET LOSS                                           $ (4,470,154)     $ (1,051,498)

During the year ended March 31, 2005, non-cash expenses included in arriving at net loss amounted to $4,651,527 which related to stock-based compensation, depreciation and amortization, amortization of deferred financing costs and loan discounts, and the impairment of deferred financing costs and unamortized loan discounts on reclassified long-term debt.

During the year ended March 31, 2004, non-cash expenses included in arriving at net loss amounted to $956,537 which related to depreciation and amortization and amortization of deferred financing costs and loan discounts.

INTEREST AND FINANCING COSTS

                                                                       2005            2004
                                                                    -----------     -----------
CANADIAN OPERATIONS
        Interest and financing costs on Paragon
        term loan repaid                                            $         -     $   274,866
        Interest on obligations under capital lease                       1,410           1,701
                                                                    -----------     -----------
                                                                          1,410         276,567
                                                                    -----------     -----------

    U.S. OPERATIONS
        Amortization of discount on reclassified long-term debt         166,489          62,625
        Interest and loan fees on long-term debt                      1,596,851         186,520
        Amortization of financing costs                                 230,199         412,887
        Impairment of discount on reclassified long-term debt         1,428,664               -
        Impairment of deferred financing costs on reclassified
        long-term debt                                                1,111,033               -
        Interest on obligations under capital lease                       4,622           2,554
                                                                    -----------     -----------
                                                                      4,537,858         664,586
                                                                    -----------     -----------
                                                                    $ 4,539,268     $   941,153
                                                                    ===========     ===========

DEPRECIATION AND AMORTIZATION

Depreciation and amortization increased to $1,303,867 for the year ended March 31, 2005 from $481,025 for the year ended March 31, 2004. The increase was due mainly to the amortization of increased customer accounts resulting from the US acquisitions, one of which has a two year amortization period.

Depreciation and amortization decreased to $481,025 for the year ended March 31, 2004 from $609,546 for the year ended March 31, 2003. The Deprecation and Amortization expense was higher during the year ended March 31, 2003 primarily due to the final amortization of the website development costs, the change in accounting policy related to Business Combination, goodwill and other intangible assets and the purchase adjustments part way through the year. During the year ended March 31, 2004, the Deprecation and Amortization expense included an amount of $196,814 (2003 - $0) relating to US acquisitions.

SUMMARY QUARTERLY INFORMATION

The following table summarizes the Company's key consolidated financial information for the last eight quarters.

      - Revenue increase starting in the December 2004 quarter was due to US acquisitions in Virginia and Illinois. Revenues from the new acquisitions are included from the closing date of the respective acquisitions.

      - EBITDA is defined as Earnings before interest, income taxes, and depreciation and amortization.

      - EBITDA is discussed and presented here as a non-Generally Accepted Accounting Principles measure because it is management's major performance indicator. EBITDA is reconciled to Net loss above.

      - EBITDA loss in the September 2003 quarter was primarily related to the legal judgment ($515,000) expensed in that quarter.

      - EBITDA loss in the September 2004 quarter was primarily related to the non-cash stock-based compensation ($411,275) expensed in that quarter.

      - EBITDA in the March 2005 quarter was primarily related to the US acquisitions in Virginia and Illinois.

      - Net earnings (loss) in the March 2005 quarter was primarily related to the impairment of deferred financing costs and unamortized loan discounts on reclassified long-term debt $2,539,697 (non-cash expenses).

                        MARCH 31, 2005                                               MARCH 31, 2004
                    ----------------------                                        ---------------------
                       MAR          DEC         SEPT        JUNE        MAR          DEC        SEPT         JUN
                    ----------   ---------   ----------   ---------   ---------   ---------   ---------   ---------
Revenues             4,872,382   3,146,777    2,528,979   2,512,206   2,828,346   2,035,137   1,220,662   1,385,414

EBITDA               1,732,032      27,253     (394,456)    159,332     433,850      43,376    (463,452)    244,728
Net earnings
(loss)              (2,079,926)   (974,156)  (1,057,215)   (358,857)    (54,305)   (629,271)   (411,961)     44,039

Earnings (loss)
per share Basic
and Diluted              (0.26)      (0.12)       (0.13)      (0.05)      (0.01)      (0.08)      (0.05)          -

CHANGE IN ACCOUNTING POLICY

STOCK-BASED COMPENSATION

Effective on April 1, 2004 the Company adopted the guidance in Section 3870 "Stock-Based Compensation and Other Stock-Based Payments" of the CICA Handbook. As permitted, the Company adopted Section 3870 on a retroactive basis but has adjusted opening retained earnings of the current year for the cumulative effect of adoption on prior years. The comparative figures for the fiscal year ended March 31, 2004 have therefore not been restated to reflect this change in accounting policy.

FINANCIAL CONDITION AND CHANGES IN FINANCIAL CONDITION

The Company's balance sheet as at March 31, 2005 as compared to March 31, 2004 reflects a net decrease in working capital of $18,634,270 primarily due to the reclassification of all senior and seller's debt to current liabilities as demand loans in accordance with Canadian accounting standards (EIC-59 Long-term debt with covenant violations). Subsequent to the March 31, 2005 year end, new financing was obtained which resulted in the repayment of the existing senior debt and the reclassification of the seller's debt to long-term debt. Other major changes include a net increase in customer accounts ($651,098), increase in goodwill ($7,066,149), financing costs paid ($832,998) and long-term debt ($9,720,813) related to financing US acquisitions of customer accounts and goodwill. Shareholders' equity has decreased by $4,089,128, primarily due to the current year operating loss of $4,470,154, partially offset by an increase in the contributed surplus due to the accounting for stock-based compensation.

The Company's balance sheet as at March 31, 2004 as compared to March 31, 2003 reflects a net decrease in working capital of $2,062,088 due to cash used for the US acquisitions. Other major changes include an increase in net customer accounts ($3,465,334) and goodwill ($3,884,353), long-term debt ($7,996,420)
related to financing acquisitions of customer accounts and goodwill and a decrease in shareholder's equity of $738,337, primarily due to an operating loss of $1,051,498 less net proceeds from a share issue of $314,006.

FINANCIAL RESOURCES AND LIQUIDITY

At March 31, 2005, the Company had a working capital deficiency of $(16,785,495) and obligations under capital leases of $19,231. The working capital deficiency is due to the reclassification of the long-term debt to demand loans in current liabilities in accordance with Canadian accounting standards (EIC-59 Long-term debt with covenant violations). Subsequent to the March 31, 2005 year end, new financing was obtained which resulted in the repayment of the existing senior debt and the reclassification of the senior and seller's debt to long-term debt.

At March 31, 2004, the Company had working capital of $1,848,775 and long-term debt outstanding of $7,358,770.

Shareholders' equity has decreased from $6,498,097 as at March 31, 2004 to $2,408,969 as at March 31, 2005 due primarily to the operating loss for the twelve month period ended March 31, 2005 of $4,470,154 primarily due to non-cash based items of stock-based compensation ($411,275), the impairment of discount on reclassified long-term debt ($1,428,664), impairment of deferred financing costs on reclassified long-term debt ($1,111,033) and depreciation and amortization ($1,303,867), partially offset by an increase in the contributed surplus due to the accounting for stock-based compensation.

Shareholders' equity has decreased from $7,236,434 as at March 31, 2003 to $6,498,097 as at March 31, 2004 due to the loss for the twelve month period ended March 31, 2004 primarily related to the legal judgment ($522,619) and expensing of the financing costs related to new and terminated financing ($495,763) and depreciation and amortization ($481,025). The decrease was partially offset by the net proceeds of $314,006 from the private placement.

The following table sets forth the Company's future contractual and long-term obligations as at March 31, 2005:

                                                      Less than         1 - 3           3 - 5         More than
     CONTRACTUAL OBLIGATIONS            Total           1 Year          Years           Years          5 years
--------------------------------      ---------       ---------       ---------       ---------       ---------
Capital Lease Obligations                39,966         20,735           14,435           4,796               -
Operating Lease Obligations             989,698        712,203          277,495               -               -

DEMAND LOANS
Kabaker Family Trust                  3,973,513        524,567          751,106         863,627       1,834,213
Schuneman Insurance Agency Inc.       1,397,088              -           57,423         503,021         836,644

Oak Street Funding                    3,624,294              -        1,374,706       1,780,408         469,180

First Capital Corporation             3,509,728              -        1,757,420       1,752,308               -

Emmett Lescroart                      3,931,200              -                -       3,931,200               -

Al Vinciguerra Ltd.                   1,089,241        218,082          484,591         386,568               -

During the year ended March 31, 2005, the Company reclassified the long-term debt (except capital lease obligations) to current liabilities as demand loans in accordance with EIC-59 (Long-Term Debt with Covenant Violations). Subsequent to the March 31, 2005 year end, new financing was obtained which repaid the existing senior debt. The result will be the reclassification of the demand loans to long-term debt as they are no longer demand loans. The above table reflects the contractual obligations taking into account the reclassification of the demand loans to long-term debt, subsequent to the year end.

RELATED PARTY TRANSACTIONS

The Company enters into transactions with related parties from time to time in the normal course of business. Related party transactions are measured at the exchange amount, being the amount of consideration established and agreed to between the related parties, unless otherwise noted.

The amount due from a corporation controlled by an officer of the subsidiary is due on demand, does not bear interest and is denominated in U.S. dollars (U.S.$ 150,000). The amount due is collateralized by a pledge of assets.

The amount due from an officer and director bears interest at the Royal Bank of Canada's prime rate of interest and is collateralized by a pledge of marketable securities and a pledge of other personal assets. The amount is repayable on demand but the Company does not anticipate requesting full repayment during the 2006 fiscal year.

Included in accounts payable and accrued liabilities is $159,014 (2004 - - $
Nil) of accrued interest due to a corporation controlled by an officer of the subsidiary.

Two directors are also partners with law partnerships. During the year the Company incurred $ 231,601 (2004 - $ 298,296) of legal fees with these law partnerships.

During the year the Company paid $ 246,831 (2004 - $ 322,146) to a trust, of which an officer of the Company's subsidiary is a trustee, comprised of $ 118,154 (2004 - $ 222,255) representing interest on a note payable and $ 128,677 (2004 - $ 99,696) of principal.

The Company processes certain of its insurance policy sales through facilities owned by an officer of the subsidiary. During the year the Company processed $ 2,377,971 (2004 - $ 1,307,446) of revenue through this arrangement, incurred payroll costs, rent and overhead of $ 3,053,440 (2004 - $ 1,462,369) and paid for the purchase of office equipment of $ 40,984 (2004 - $ 46,103). Accounts receivable includes $ 60,408 (2004 - - accounts payable of $ 60,832) in connection with this arrangement.

SUBSEQUENT EVENT

On June 15, 2005, the Company closed a U.S.$ 25,000,000 ($ 30,750,000) secured debt financing arrangement with United States lenders, Bridge Healthcare Finance, LLC and Bridge Opportunity Finance, LLC (collectively, the "Lenders") whereby the Lenders have agreed to provide a U.S.$ 25,000,000 ($ 30,750,000) five year term loan facility (the "Facility") to the Company.

The Company can borrow an aggregate amount, not to exceed at any time outstanding, three times the trailing twelve month adjusted Earnings Before Interest, Income Taxes, Depreciation and Amortization (EBITDA). The Facility will mature on June 15, 2010. Principal repayments are based upon an excess cash flow availability formula. Interest is payable monthly calculated at the rate of prime plus 6.25% per annum, but at no time less than 12% per annum, with an effective rate reduction of 1.5% and 2.5% for new equity raised of U.S.$ 3.0 million and U.S.$ 5.0 million respectively. As additional consideration for providing the Facility, the Company has issued the Lenders a total of 1,439,128 warrants exercisable to purchase 1,439,128 common shares at a price of $ 0.80 per share until June 15, 2010.

The Facility has been fully guaranteed and collateralized by the Company.

The initial term loan proceeds of U.S.$ 7,527,105 were used to repay the credit facilities that were in default as of March 31, 2005 in the amount of U.S.$ 6,458,460, and pay the costs of U.S.$ 1,515,000 incurred in relation to the Facility. Additional costs have been incurred for which the amounts cannot be determined at this point in time.

The balance of the Facility may only be used to fund permitted acquisitions within the United States.

CRITICAL ACCOUNTING POLICIES

Critical accounting policies are defined as those that are both very important to the portrayal of the Company's financial condition and results, and require management's most difficult, subjective or complex judgments. We are required to make certain estimates, judgments and assumptions that we believe are reasonable based upon available information, historical information and/or forecasts. These estimates, judgments and assumptions affect the reported amounts of assets and liabilities at the date of the financial statements and the reported revenues and expenses during the reporting periods. Actual results could differ from these estimates. The accounting policies which management believes are the most critical to aid in fully understanding and evaluating our reported financial results include those relating to business acquisitions and accounting for the resulting customer account, goodwill and non-competition agreements, stock-based compensation and income taxes.

IMPAIRMENT OF LONG-LIVED ASSETS

Long-lived assets are assessed for impairment when events and circumstances warrant. The carrying value of a long-lived asset is impaired when the carrying amount exceeds the estimated undiscounted net cash flow from use and fair value. In that event, the amount by which the carrying value of an impaired long-lived asset exceeds its fair value is charged to earnings.

BUSINESS COMBINATIONS

Business acquisitions are accounted for using the purchase method whereby the fair value of consideration given is allocated to identifiable assets acquired and liabilities assumed. The results of operations and cash flows of an acquired business are included in the Company's financial statements from the date of acquisition. Where the consideration given is subject to contingent adjustment based on future periods' operating results, such adjustment is recognized in the period the contingency is resolved.

CUSTOMER ACCOUNTS

Acquired customer accounts are carried at cost less accumulated amortization. Amortization is provided on a straight-line basis over estimated useful lives of between two and seventeen years. The carrying value of customer accounts is periodically assessed for impairment in accordance with the Company's accounting policy for impairment of long-lived assets.

GOODWILL

Goodwill results from business combinations and represents the excess of the consideration given over the fair value of identifiable net assets acquired. Goodwill is not subject to amortization but is subject to an impairment test that is performed at least annually.

NON-COMPETITION AGREEMENTS

Non-competition agreements are secured at the time of business combinations and are recognized at their estimated fair value at the date of acquisition. Amortization is provided on a straight-line basis over their estimated useful lives of between six and ten years. Impairment is periodically assessed in accordance with the Company's policy for impairment of long-lived assets.

STOCK-BASED COMPENSATION

Stock-based compensation is accounted for at fair value as determined by the Black-Scholes option pricing model using amounts that are believed to approximate the volatility of the trading price of the Company's stock, the expected lives of awards of stock-based compensation, the fair value of the Company's stock and the risk-free interest rate. The estimated fair value of awards of stock-based compensation are charged to expense as awards vest, with offsetting amounts recognized as contributed surplus.

INCOME TAXES

Income taxes are recorded using the liability method. Under this method, current income taxes are recognized for the estimated income taxes payable for the year. Future income tax assets and liabilities are recognized for the estimated income tax consequences attributable to differences between the financial statement carrying amounts of assets and liabilities and their respective income tax bases. Future income tax assets and liabilities are recognized using enacted or substantively enacted income tax rates. Future income tax assets are recognized with respect to deductible temporary differences and loss carryforwards only to the extent their realization is considered more likely than not.

DISCLOSURE CONTROLS AND PROCEDURES

The Company's management, with the participation of the Company's Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of the Issuer's disclosure controls and procedures as of the end of the period covered by the annual filings.

Based upon the evaluation described above, the Chief Executive Officer and Chief Financial Officer concluded that as of the end of the period covered by the annual filings, the Company's disclosure controls and procedures were effective in timely alerting them to the material information relating to the Company (or its consolidated subsidiaries) required to be included in reports that the Company files.

RISK FACTORS

Certain risks are associated with the Company's business including the following:

FUTURE GROWTH AND EXPANSION IS DEPENDENT ON ONGOING ACQUISITIONS OF GENERAL INSURANCE BROKERAGES

To a large extent, the Company's growth and expansion plans depend upon the ongoing acquisition of independent General Insurance Brokerages at reasonable prices. There can be no assurance that an adequate number of acquisition candidates will be available to the Company to meet its expansion plans, or in the event that such independent General Insurance Brokerages are available for acquisition that they will be available at a price which would allow the Company to operate on a profitable basis. The Company competes for acquisition and expansion opportunities with entities that have substantially greater resources than the Company and these entities may be able to outbid the Company for acquisition targets. If the Company fails to execute its acquisition strategy, the Company's revenue growth is likely to suffer and the Company may be unable to remain competitive.

THE COMPANY MAY BE UNABLE TO SUCCESSFULLY INTEGRATE ITS RECENT OR FUTURE ACQUISITIONS

There can be no assurance that the Company's recently acquired brokerages or any brokerages acquired by the Company in the future will achieve acceptable levels of revenue and profitability or otherwise perform as expected. The Company has limited experience in acquiring and integrating brokerages in other markets. The Company may be unable to successfully integrate its recently-acquired brokerages in the United States, or other brokerages that the Company may acquire in the future, due to diversion of management attention, strains on the Company's infrastructure, difficulties in integrating operations and personnel, entry into unfamiliar markets, or unanticipated legal liabilities or tax, accounting or other issues. A failure to integrate acquired brokerages may be disruptive to the Company's operations and negatively impact the Company's revenue or increase the Company's expenses.

THE COMPANY HAS ACQUIRED AND MAY CONTINUE TO ACQUIRE BROKERAGES PRIOR TO RECEIPT OF ALL REGULATORY LICENSES AND CARRIER APPOINTMENTS, AND IN SUCH CIRCUMSTANCES THE COMPANY IS DEPENDENT UPON THE VENDOR TO CONTINUE TO HOLD AND TO COMPLY WITH THE REQUIREMENTS OF SUCH LICENSES AND APPOINTMENTS

The Company has only recently begun to establish and expand its operations in the United States with the purchases of assets of Vista, Johns, Vinciguerra and Schuneman. At the time of these acquisitions Addison York had not yet obtained the necessary license to operate as a General Insurance Brokerage in California, Virginia and Illinois (as the case may be) and without possessing that license it could not obtain carrier appointments from Insurance Companies which would enable it to market and sell General Insurance products in those states. As such, Addison

York entered into Agency Agreements with the vendors of these Insurance Brokerages whereby the vendors of those agencies agreed, for the sole and exclusive benefit of Addison York, to market, sell, distribute, place and write General Insurance products to the clients of Addison York and to any and all other potential customers who may wish to purchase General Insurance products from Addison York. At the time of acquisition, the Company may not hold licences as an Insurance Broker in the US state where the potential acquisition operates and it can run the risk that it would not receive the required license to operate as an Insurance Brokerage in those states. Without the appropriate license it would be unable to obtain carrier appointments from the Insurance Companies. If the Company is unable to secure the required licenses in the various different states in which it operates or if the Company cannot obtain Insurance Company representation then this will have a negative impact on its ability to service its customers and provide alternative competitive insurance products. In addition, these Agency Agreements create a reliance by the Company on third parties in that the Company must rely upon the respective vendors to comply with applicable laws, to perform on the Agency Agreements and to process the Company's General Insurance business in the United States. If the vendors fail to properly perform on the Agency Agreements then this will have a negative impact on the Company's ability to service its customers. The Company may enter into similar Agency Agreements in connection with future acquisitions.

THE COMPANY ANTICIPATES THE NEED FOR ADDITIONAL FINANCING, WHICH IT MAY NOT BE SUCCESSFUL IN ARRANGING

The Company has relied principally on debt financing to fund its recent acquisitions in the United States. The Company will also require additional funds to make future acquisitions of General Insurance Brokerages and may require additional funds to market and sell its products into the marketplace. The Company has a history of losses and does not, therefore, anticipate that it will generate sufficient cash flow from operations in order to meet its financing needs. The ability of the Company to arrange such financing in the future, and to repay its existing debt, will depend in part upon the prevailing capital market conditions as well as the business performance of the Company. In addition, the Company is subject to certain financial and other covenants under its financing arrangements. If the Company is unable to or does not comply with these covenants, the Company's financing needs may be accelerated. There can be no assurance that the Company will be successful in its efforts to arrange additional financing, when needed, on terms satisfactory to the Company. If additional financing is raised by the issuance of shares from the treasury of the Company, control of the Company may change and shareholders may suffer additional dilution. If additional financing is not available on terms favorable to the Company, the Company may be unable to grow or may be required to limit or halt its expansion plans. In addition, the Company's existing creditors, some of whom have security interests in the Company's assets, may exercise their rights to acquire or dispose of the Company's assets.

PLANNED FUTURE GROWTH IS LIKELY TO PLACE SIGNIFICANT STRAINS ON THE COMPANY'S MANAGEMENT, ADMINISTRATIVE, OPERATIONAL AND FINANCIAL RESOURCES

Since its inception, the Company has experienced steady growth in revenue, number and complexity of products, personnel, and customer base. The Company's planned future growth is likely to place significant strains on the Company's management, administrative, operational and financial resources. Increased growth will require the Company to continue to add additional management personnel, improve its financial and management controls, reporting systems and procedures on a timely basis, to implement new systems as necessary, to expand, train, motivate and manage its sales and other personnel and to service the Company's customers effectively. There can be no assurance that the Company will be able to attract qualified personnel or improve its financial and management controls or implement new systems as necessary and the failure to do so may result in increased costs or a decline in revenue or both.

The Company's performance and future operating results and success are dependent on the effectiveness of the Company's management team and key personnel

The Company's performance and future operating results and success are substantially dependent on how effective the management team and key personnel are at organizing and implementing the Company's growth strategy and integrating acquired General Insurance Brokerages into the Company's overall organization. The investors hereunder will be relying on the judgment and expertise of the management of the Company.

The senior management and some key personnel are employed under employment contracts, while other key personnel of the Company are employed on a month to month basis and are not under an employment contract with the Company. None of the Company's senior management or other key personnel has expressed any current intention to leave their employment with the Company. Although the Company is in an industry in which there is not high employee turnover, the unexpected loss or departure of any of the Company's key management personnel, Mr. Podorieszach, the Chief Executive Officer, Mr. Consalvo, the Chief Operating Officer, Mr. Bhatia, the Chief Financial Officer and the Corporate Controller, Ms. Shelley Samec could be detrimental to the future operations of the Company.

There can be no assurance that the Company can retain its key personnel and managerial employees or that it will be able to attract or retain highly qualified personnel in the future. The Company believes that the compensation to its key management personnel is competitive with what other companies pay its key management personnel in the insurance brokerage industry. Although the Company plans to compensate its senior management and other key personnel at compensation levels that are competitive within the industry, there is no assurance that it will continue to be able to do so in the future and this may result in a departure of some if its senior management or other personnel.

The Company maintains keyman life insurance policies of $100,000 each on Mr. Podorieszach and Mr. Consalvo and $175,000 on Ms. Samec and has no other keyman life insurance on any other senior management or other personnel. The loss of the services of any of the Company's senior management or other key personnel or the inability to attract and retain the necessary technical, sales and managerial personnel could have a material adverse effect upon the Company's business, operating results and financial condition.

THE COMPANY FACES INTENSE COMPETITION IN THE INSURANCE INDUSTRY

The Company is in an industry in which intense competition exists. The Company competes with other General Insurance Brokerages, as well as Insurance Companies that sell insurance directly to consumers and do not pay commissions to agents and brokers. Some competitors have substantially more financial resources and other assets available than the Company does and are larger and better established than the Company. Such competitors have existing distribution facilities and channels, customer recognition, customer lists, and greater research and development capabilities and sales marketing staff than does the Company. There can be no assurance that the Company will be able to compete successfully against current and future competitors, or that competitive pressure faced by the Company will not have a material adverse effect on its business, financial condition and results of operation.

INCURSION OF GOVERNMENT, BANKS OR OTHER FINANCIAL INSTITUTIONS

The Company is susceptible to an incursion in the general insurance industry by government or banks or other financial institutions. A government takeover of the general insurance business (or parts thereof) could affect the profitability of the Company. In addition, banks with greater financial resources and a larger customer base than the Company may enter (or are currently entering) the general insurance business. While management believes that the Company's representation of a large and diverse number of Insurance Companies will allow it to remain competitive against any such incursion by the banks, there is a possibility that their entrance into this market could affect the profitability of the Company.

THE COMPANY CANNOT ACCURATELY FORECAST COMMISSION REVENUE BECAUSE COMMISSIONS DEPEND ON PREMIUM RATES CHARGED BY INSURANCE COMPANIES, WHICH HISTORICALLY HAVE VARIED AND ARE DIFFICULT TO PREDICT. ANY DECLINES IN PREMIUMS MAY ADVERSELY IMPACT PROFITABILITY

Revenue from commissions fluctuates with premiums charged by insurers, as commissions typically are determined as a percentage of premiums. When premiums decline, the Company experiences downward pressure on revenue and earnings. Historically, property and casualty premiums have been cyclical in nature and have varied widely based on market conditions. Because we cannot determine the timing and extent of premium pricing changes, we cannot accurately forecast our commission revenue, including whether it will significantly decline. If premiums decline or commission rates are reduced, our revenue, earnings and cash flow could decline. In addition, our budgets for future acquisitions, capital expenditures, dividend payments, loan repayments and other expenditures may have to be adjusted to account for unexpected changes in revenue.

INSURANCE COMPANY CONTINGENT COMMISSIONS AND VOLUME OVERRIDES ARE LESS PREDICTABLE THAN NORMAL COMMISSIONS, WHICH IMPAIRS THE COMPANY'S ABILITY TO FORECAST THE AMOUNT OF SUCH REVENUE THAT WILL BE RECEIVED AND MAY NEGATIVELY IMPACT OUR OPERATING RESULTS

A portion of the Company's revenue is derived from contingent commissions and volume overrides. The aggregate of these sources of revenue generally has accounted for approximately 6% of our total revenue. Contingent commissions may be paid by an insurance company based on the profit it makes on the overall volume of business that we place with it. Volume overrides and contingent commissions are typically calculated in the first or second quarter of the following calendar year by the insurance companies and are paid once calculated.. Further, we have no control over the process by which insurance companies estimate their own loss reserves, which affects our ability to forecast contingent commissions. Because these contingent commissions affect our revenue, any decrease in their payment to us could adversely affect our results of operations. Recently, legal proceedings challenging the appropriateness of revenue sharing arrangements between insurance companies and brokerages, including contingent profit and volume override arrangements, have been commenced against certain insurance brokerages. These proceedings allege that such revenue sharing arrangements conflict with a broker's duty to its clients. While we have not been named as a defendant in any such proceeding, and disagree with the underlying premise that these revenue sharing arrangements create a conflict of interest, we could be the subject of a similar action in the future. A finding that such arrangements conflict with a broker's duty to its clients could have a material adverse affect on our revenue and profitability.

PROPOSED TORT REFORM LEGISLATION ON THE UNITED STATES, IF ENACTED, COULD DECREASE DEMAND FOR LIABILITY INSURANCE, THEREBY REDUCING COMMISSION REVENUE

Legislation concerning tort reform is currently being considered in the United States Congress and in several states. Among the provisions being considered for inclusion on such legislation are limitations on damage awards, including punitive damages, and various restrictions applicable to class action lawsuits, including lawsuits asserting professional liability of the kind of which insurance is offered under certain policies we sell. Enactment of these or similar provision by Congress, or by states or countries in which we sell insurance, could result in reduction in the demand for liability insurance policies or a decrease in policy limits of such policies sold, thereby reducing our commission revenue.

PRIVACY LEGISLATION MAY IMPEDE THE COMPANY'S ABILITY TO UTILIZE THE CUSTOMER DATABASE AS A MEANS TO GENERATE NEW SALES

The Company intends to utilize its extensive customer databases for marketing and sales purposes, which it believes would enhance the Company's ability to meet its organic growth targets. However, new privacy legislation, such as the Gramm-Leach-Bailey Act and the Health Insurance Portability and Accountability Act of 1996 in the United States and the Personal Information Protection and Electronic Documents Act (PIPEDA) in Canada, as well other regulatory changes, may restrict the Company's ability to utilize personal information that we have collected in the normal course of operations to generate new sales. If the Company becomes subject to new restrictions, or other regulatory restrictions, which we are not aware of, the Company's ability to grow the business may be adversely affected.

IF THE COMPANY FAILS TO COMPLY WITH REGULATORY REQUIREMENTS FOR INSURANCE BROKERAGES, THE COMPANY MAY NOT BE ABLE TO CONDUCT BUSINESS

The Company is subject to legal requirements and governmental regulatory supervision in the jurisdictions in which it operates. These requirements are designed to protect our clients by establishing minimum standards of conduct particularly regarding the provision of advice and product information as well as financial criteria.

Our activities in the United States and Canada are subject to regulation and supervision by state and provincial authorities. Although the scope of regulation and form of supervision by state and provincial authorities may vary from jurisdiction to jurisdiction, insurance laws in the United States and Canada are often complex and generally grant broad discretion to supervisory authorities in adopting regulations and supervising regulated activities. This supervision generally includes the licensing of insurance brokers and agents and the regulation of the handling and investment of client funds held in fiduciary capacity. Our ability to conduct our business in the jurisdictions in which we currently operate depends on our compliance with the rules and regulations promulgated from time to time by the regulatory authorities in each of these jurisdictions.

Our clients have the right to file complaints with the regulators about our services, and the regulators may investigate and require us to address these complaints. Our failure to satisfy the regulators that we are in compliances with their requirements or the legal requirements governing our activities can result in a disciplinary action, fines, reputation damage and financial harm.

In addition, changes in legislation or regulation and actions by regulators, including changes in administration and enforcement policies, could from time to time require operational improvements or modifications at various locations which could result in higher costs or hinder our ability to operate our business.

THE COMPANY'S SUCCESS IS DEPENDENT ON ITS ABILITY TO REPRESENT QUALITY INSURANCE COMPANIES

The Company's success is dependent upon its continued representation of quality Insurance Companies in order to sell insurance policies to customers. The Company's existing brokerage contracts with certain Insurance Companies do not have a set term or expiry date but may be terminated by either the Company or the Insurance Company on between 90-120 days' written notice of termination depending on the terms of the specific contract. In the event of termination on any of its contracts with Insurance Companies, there are no penalties to the Company but following termination, the Company is no longer able to represent the applicable Insurance Company as agent on the future placement or renewal of insurance policies. If the Company loses Insurance Company representation then this will have a negative impact on its ability to service its customers and provide alternative competitive insurance products.

DILUTION AND SALES OF ADDITIONAL COMMON SHARES AND THE EXERCISE OF OPTIONS

The number of outstanding Common Shares held by shareholders who are not affiliates of the Company and the number of Common Shares underlying outstanding stock options is large relative to the trading volume of the Company's Common Shares. Any substantial sale of the Common Shares, including Common Shares underlying stock options, or even the possibility of such sales occurring may have an adverse effect on the market price of the Common Shares.

BROKER-DEALERS MAY BE DISCOURAGED FROM EFFECTING TRANSACTIONS IN THE COMMON SHARES BECAUSE THEY ARE CONSIDERED PENNY STOCKS AND SUBJECT TO PENNY STOCK RULES

Rules 15g-1 through 15g-9 promulgated under the Securities Exchange Act of 1934 (the "Exchange Act") impose sales practice and disclosure requirements on NASD brokers-dealers who make a market in "a penny stock." A penny stock generally includes any non-Nasdaq equity security that has a market price of less than US$5.00 per share. The shares of the Company are posted for trading on the TSX and the closing price of its shares on May 31, 2005 was $.80 per share. The shares of the Company are also quoted on the OTCBB and the quoted price of its shares on May 31, 2005 was US$.54 per share. As such, the shares of the Company will be deemed penny stock for the purposes of the Exchange Act. The additional sales practices and disclosure requirements imposed upon broker-dealers may discourage broker-dealers from effecting transactions in the shares of the Company, which could severely limit the market liquidity of the shares and impede the sale of the shares in the secondary market.

Under the penny stock regulations, a broker-dealer selling penny stock to anyone other than an established customer or "accredited investor", which is generally an individual with a net worth in excess of US$1,000,000 or an annual income exceeding US$200,000, or US$300,000 together with his or her spouse, must make a special suitability determination for the purchaser and must receive the purchaser's written consent to the transaction prior to sale, unless the broker-dealer or the transaction is otherwise exempt. In addition, the penny stock regulations require the broker-dealer to deliver, prior to any transaction involving a penny stock, a disclosure schedule prepared by the Commission relating to the penny stock market, unless the broker-dealer or the transaction is otherwise exempt. A broker-dealer is also required to disclose commissions payable to the broker-dealer and the registered representative and current quotations for the securities. Finally, a broker-dealer is required to send monthly statements disclosing recent price information with respect to the penny stock held in a customer's account and information with respect to the limited market in penny stocks.

THE COMPANY HAS SIGNIFICANT COSTS AND LOWER PRODUCTIVITY COULD RESULT IN OPERATING LOSSES

Fixed costs including costs associated with salaries and employee benefits, depreciation and amortization, rent, and interest and financing costs, and loan principal repayments account for a significant portion of the Company's costs and expenses. As a result, downtime or low productivity from its sales representatives, lower demand for insurance products, loss of the Company's customers, any significant decrease in the premium rates, volume and commission paid in the different segments of the general insurance industry, or other factors could result in operating losses and adversely impact on the Company.

NO INTENTION TO DECLARE DIVIDENDS

The Company has a limited history of earnings and has not declared or paid any cash dividends on its Common Shares. The Company currently intends to retain any future earnings to fund growth and operations and it is unlikely to pay any dividends in the immediate or foreseeable future. Any decision to pay dividends on its Common Shares in the future will be made by the board of directors on the basis of the Company's earnings, financial requirements and other conditions at such time.

CONFLICTS OF DIRECTORS AND OFFICERS WHO SERVE AS DIRECTORS OR OFFICERS OR ARE SIGNIFICANT SHAREHOLDERS OF OTHER COMPANIES

Directors and officers of the Company may serve as directors or officers of, or have significant shareholdings in other companies, or be or become engaged in business and activities in other fields, on their own behalf and on the behalf of other companies and entities. To the extent that such other companies or entities may participate in industries or ventures in which the Company may participate, the directors and officers of the Company may have a conflict of interest. Conflicts, if any, will be subject to the procedures and remedies under the Business Companies Act (Alberta). None of the Company's directors serve as directors or officers of any competitors of the Company.

INVESTORS MAY NOT BE ABLE TO SECURE FOREIGN ENFORCEMENT OF CIVIL LIABILITIES AGAINST THE COMPANY'S MANAGEMENT

The enforcement by investors of civil liabilities under the federal securities laws of the United States may be adversely affected by the fact that the Company is amalgamated under the laws of Canada, that all of its officers and directors are residents of a foreign country and that all or a substantial portion of its assets and such person's assets are located outside of the United States. As a result, it may be difficult for holders of the Common Shares to effect service of process on such persons within the United States or to realize in the United States upon judgments rendered against them.

                        IN BUSINESS FOR THE RIGHT REASONS

                 [PICTURE OF IN BUSINESS FOR THE RIGHT REASONS]

          [LOGO OF ANTHONY CLARK INTERNATIONAL INSURANCE BROKERS LTD.]

      ANTHONY CLARK INTERNATIONAL
           INSURANCE BROKERS LTD.  2005 ANNUAL REPORT

                             [PICTURE OF ACL LTD.]

          [LOGO OF ANTHONY CLARK INTERNATIONAL INSURANCE BROKERS LTD.]

                                      THE COMPANY'S HEAD OFFICE AND
      ANTHONY CLARK INTERNATIONAL
           INSURANCE BROKERS LTD.     PRINCIPAL BUSINESS OFFICE IS LOCATED AT

                                      SUITE 355,10333 SOUTHPORT ROAD S.W.,

                                      CALGARY, ALBERTA, CANADA

                                      T2W 3X6.

                                      THE COMPANY'S REGISTERED OFFICE

                                      IS LOCATED AT

                                      SUITE 1200,1015 - 4TH STREET S.W.,

                                      CALGARY, ALBERTA, CANADA

                                      T2R 1J4.

                        The Company is a General Insurance Brokerage and has been in the General Insurance business since 1989. The Company carries on operations in Alberta, Canada and the States of California, Virginia, and Illinois, USA. The
Company operates out of nineteen locations: six in Alberta, two in California, ten in Virginia, and one in Illinois.

The Company's operations are highly automated and it strives to maintain an excellent reputation with its customers and insurance carriers. Since its inception, the Company has pursued an aggressive growth strategy of acquiring other General Insurance Brokerages and integrating them into the Company's overall business structure. To date, the Company has purchased 23 General Insurance Brokerages and has plans to acquire additional brokerages in both Canada and the United States.

                                                   [PICTURE]

                                   [PICTURE]

TABLE OF CONTENTS

Highlights ..................................   1

President's Report ..........................   2

Management's Discussion
and Analysis ................................   4

Management's Responsibility for
Financial Statements ........................  20

Auditors' Report to Shareholders ............  21

Consolidated Balance Sheets .................  22

Consolidated Statements of
Operations and Deficit ......................  23

Consolidated Statements of
Cash Flows ..................................  24

Notes to Consolidated Financial Statements...  25

Five Year Summary ...........................  37

Company Information  ........................  38

ANNUAL GENERAL MEETING

Annual General Meeting of
Anthony Clark International Insurance Brokers Ltd.
will be held on Monday August 15, 2005, at 10:00 a.m., in the Parkland Room
Best Western Hospitality Inn
135 Southland Drive S.E.
Calgary, Alberta, Canada
T2J 5X5

                                    [PICTURE]

2005 HIGHLIGHTS

REVENUE INCREASED 74%

Year Ended March 31                                     2005              2004
------------------------------------------      ------------         ----------
Revenue                                         $ 13,060,344          7,469,559
------------------------------------------      ------------         ----------
Earnings from operations (EBITDA) (I)           $  1,524,161            258,502
------------------------------------------      ------------         ----------
Total Assets                                    $ 21,862,339         16,209,085
------------------------------------------      ------------         ----------
Total Liabilities and Shareholders' Equity      $ 21,862,339         16,209,085
------------------------------------------      ------------         ----------
Cash and cash equivalents, end of year          $    401,944          1,989,663
------------------------------------------      ------------         ----------
Common Shares Outstanding at year end              7,955,153          7,955,153
------------------------------------------      ------------         ----------

                              [PLOT POINTS TO COME]

(1) Before interest, taxes, depreciation and amortization. EBITDA is reconciled to Net Earnings on the Five Year Summary page at the end of the report.

                         [PICTURE OF PRESIDENT'S REPORT]

PRESIDENT'S REPORT

            TO OUR SHAREHOLDERS

            REVIEW OF OPERATIONS

            The Company generated earnings of $ 1,935,436 (2004- $258,502) before stock-based compensation expense (non-cash expense) of $411,275 (2004 - $- ) from operations before interest, income taxes, depreciation and amortization (non-cash expenses) (EBITDA), on increased overall revenues of approximately 74 percent. This revenue increase was primarily attributed to new acquisitions. EBITDA is discussed and presented here as a non-Generally Accepted Accounting Principle measure as it is management's major performance indicator. EBITDA is reconciled to Net Earnings on the Five Year Summary page at the end of the annual report. The Company incurred a net loss from operations during the past fiscal year which resulted from non-cash expenses ($4,651,527) related to stock-based compensation, depreciation and amortization, amortization of deferred financing costs and loan discounts, and the impairment of deferred financing costs and unamortized loan discounts on reclassified long-term debt. In fact, the Consolidated Statement of cash flow shows a positive cash flow from operating activities for the past year.

            NEW FINANCING OBTAINED

            Subsequent to our fiscal year end, on June 15, 2005, the Company secured a new US$25 Million ($30,750,000CDN) financing. This financing was used to repay the existing FCC and Oak Street credit facilities and certain other obligations amounting to approximately US$7.5 Million and the difference will be used to fund future acquisitions in the United States.

            BROKERAGE ACQUISITION ACTIVITY

            The Company purchased two brokerages in the United States during our last fiscal year. The first acquisition, in Virginia, was purchased in Sept 2004 and the second, in Illinois, in January 2005. The full revenue effect of these acquisitions will be reflected in our next year's financial statements.

            With the new financing arranged , the Company expects to significantly increase revenues by way of new acquisitions.

                         [PICTURE OF RELATIONS ACTIVITY]

INVESTOR RELATIONS ACTIVITY

We plan to continue with our investor relations program with the belief that our Company's business strategy is an excellent one and needs to be effectively communicated to our shareholders and potential investors. The new financing arranged has positioned the Company for significant growth and accordingly, the Company expects the related impact will be positively reflected in our share price.

OUTLOOK

The outlook for the Company and the insurance brokerage industry is very positive. The Company is also looking to benefit from increased commissions in both the US and Canada due to internal growth and increased revenues from new acquisitions. Further, the full impact of streamlining of costs undertaken over the past year should also have an additional positive impact on our earnings performance in the next fiscal year.

The Company has a solid business model, an experienced management team and a successful track record of acquiring and profitably operating insurance brokerages, all key ingredients for success.

We are very pleased with the significant new financing, as it reflects, in a very big way, the confidence our new financier has on the Company's vision and plan. Management also believes that this new financing will help attract additional capital to further accelerate our growth.

Thank you for your confidence and continuing support.

On behalf of the Board of Directors,

/s/ Primo Podorieszach
------------------------
Primo Podorieszach
President and CEO
Anthony Clark International Insurance Brokers Ltd.
June 17, 2005

               [PICTURE OF MANAGEMENT'S DISCUSSIONS AND ANALYSIS]

MANAGEMENT'S DISCUSSION AND ANALYSIS

This Management's Discussion and Analysis may contain forward looking statements and information. Forward looking statements are statements that are not historical fact and are generally identified by words such as "believe", "expects", "projects" and words of similar connotation. Forward-looking statements are subject to various risks and uncertainties, many of which are difficult to predict, and are usually beyond the control of management, that could cause actual results to be materially different from those expressed by these forward looking statements. Risks and uncertainties include, but are not limited to, risk with respect to general economic conditions, changes in the insurance marketplace, regulations and taxes, restrictive terms and conditions, coverage exclusions and higher prices in every line of insurance. Readers are cautioned not to place undue reliance on these forward looking statements.

The Company does not undertake to update or re-issue the forward looking statements that may be contained herein, whether as a result of new information, future events or otherwise.

OVERVIEW

Anthony Clark International Insurance Brokers Ltd.'s (the "Company") primary business activity involves the operation of general insurance brokerages in Canada and the United States. Shares of the Company trade on the Toronto Stock Exchange ("TSE") under the symbol "ACL" and on the NASDAQ OTC under the symbol "ACKBF". The Company, founded in 1989, has expanded through internal growth and acquisitions. The Company operates in two economic environments and revenues are attributed to geographic areas based on the location of resources producing the revenues.

The following discussion should be read in conjunction with the consolidated financial statements and the related notes to those consolidated financial statements, included elsewhere in this report.

All amounts are in Canadian Dollars unless otherwise indicated.

2005 HIGHLIGHTS

-     June 2004 - Closing of US$7.5 million First Capital debt financing

-     September 2004 - Acquisition of Al Vinciguerra Agency in Virginia

-     January 2005 - Acquisition of Schuneman Insurance Agency in Illinois

-     June 2005 - Closing of US$25.0 million Bridge term loan

-     June 2005- Repayment of FCC and Oak Street credit facilities

SELECTED ANNUAL INFORMATION

The following table summarizes selected annual information prepared in accordance with Canadian generally accepted accounting principles for the three most recently completed financial years (in Canadian dollars):

             Years ended March 31,                   2005             2004             2003
--------------------------------------------    -------------    -------------    -------------
Revenue                                         $ 13,060,344     $  7,469,559     $  5,175,072
Net earnings (loss)                             $ (4,470,154)    $ (1,051,498)    $   (355,801)
Earnings (loss) per share- basic and diluted    $      (0.56)    $      (0.14)    $      (0.05)
Total assets                                    $ 21,862,339     $ 16,209,085     $  8,662,278
                                                ------------     ------------     ------------
Total long-term financial liabilities           $     19,231     $  7,358,770     $     17,624
                                                ============     ============     ============

The Company's revenue and total assets have increased primarily due to US acquisitions during years ended March 31, 2005 and 2004.

The net earnings (loss) for the year ended March 31, 2005 of $(4,470,154) included non-cash expenses amounting to $4,651,527, which related to stock-based compensation, depreciation and amortization, amortization of deferred financing costs and loan discounts, and the impairment of deferred financing costs and unamortized loan discounts on reclassified long-term debt. The net earnings
(loss) for the year ended March 31, 2004 of $(1,051,498) included non-cash expenses amounting to $956,537, which related to depreciation and amortization and amortization of deferred financing costs and loan discounts.

During the year ended March 31, 2005, the Company reclassified all senior and seller's debt to current liabilities as demand loans in accordance with Canadian generally accepted accounting standards (EIC-59 Long-term debt with covenant violations). Subsequent to the March 31, 2005 year end, new financing was obtained which resulted in the repayment of the existing senior debt and the reclassification of the seller's debt to long-term debt.

Effective on April 1, 2004 the Company adopted the guidance in Section 3870 "Stock-Based Compensation and Other Stock-Based Payments" of the CICA Handbook. As permitted, the Company adopted Section 3870 on a retroactive basis but has adjusted opening retained earnings of the current year for the cumulative effect of adoption on prior years. The comparative figures for the fiscal year ended March 31, 2004 have therefore not been restated to reflect this change in accounting policy.

RESULTS OF OPERATIONS

BUSINESS ACQUISITIONS
Year ended March 31,2005

During the year the Company acquired the net assets of two insurance brokerages known as "Vinciguerra", located in Virginia, and "Schuneman" located in Illinois. Purchase consideration of $ 10,100,831 (US$ 8,228,463) was given to effect these acquisitions. Both acquisitions are subject to contingent adjustment based on future commission revenue, though in both acquisitions the purchase consideration may only be reduced. Goodwill attributed to both acquisitions is expected to be deductible for income tax purposes.

The results of operations and cash flows of the acquired businesses are included in these financial statements from the closing dates of the acquisitions, which are September 8, 2004 for Vinciguerra and January 12, 2005 for Schuneman.

The consideration given has been allocated to acquired identifiable assets and liabilities as follows based on the foreign exchange rates in effect on the dates of closing.

                                            Vinciguerra          Schuneman             Total
                                            ------------        ------------       -------------
Customer accounts                           $ 1,855,983         $   227,906        $  2,083,889
Computer systems and equipment                   64,390              36,759             101,149
Non-competition agreements                      160,975              34,308             195,283
Goodwill                                      6,978,094             823,504           7,801,598
Other                                             6,439                   -               6,439
Liabilities assumed                             (87,527)                  -             (87,527)
                                            -----------         -----------        ------------
                                            $ 8,978,354         $ 1,122,477        $ 10,100,831
                                            ===========         ===========        ============
CONSIDERATION PAID

Cash                                        $ 7,857,638         $   299,588        $  8,157,226
Fair values of notes payable                  1,120,716             822,889           1,943,605
                                            -----------         -----------        ------------
                                            $ 8,978,354         $ 1,122,477        $ 10,100,831
                                            ===========         ===========        ============

The notes issued in connection with the Vinciguerra and Schuneman acquisitions are at rates of interest that were determined to be below the estimated market rate of interest for indebtedness with similar terms and credit quality. These notes have therefore been accounted for at their discounted fair values.

During the year ended March 31, 2005 the contingent adjustment related to John's was resolved, and the purchase consideration was reduced by $9,083 (U.S.$7,509).

[BAR CHART]

[PLOT POINTS TO COME]

REVENUE

The Company's revenue has increased to $13,060,344 for the year ended March 31, 2005 from $7,469,559 for the year ended March 31, 2004 primarily due to revenue generated from US acquisitions (approximately $5,891,000). Revenue from the US acquisitions has been recorded from the closing date of acquisition.

The Company's revenue has increased to $7,469,559 for the year ended March 31, 2004 from $5,175,072 for the year ended March 31, 2003 primarily due to revenue generated from US acquisitions (approximately $1,980,000), new business commissions generated and premium increases (approximately $231,000), and a net increase in combined other revenue (approximately $83,000, primarily due to increase in contingent commissions of $261,000, a decrease in interest revenue of approximately $10,000 and non-recurrence of one-time revenue of $151,000 booked in the prior year). The total insurance policy premiums (including US operations) processed during the year ended March 31, 2004 was $52,500,000 against $37,000,000 (Canadian operations only) during year ended March 31, 2003. Revenue from the US acquisitions has been recorded from the closing date of acquisition.

Contingent commissions are commissions paid to the Company by insurance companies based upon volume, growth and/or profitability of business placed with such Insurance companies by the Company.

EXPENSES

Salaries and wages have increased to $7,925,260 for the period ending March 31, 2005 from $4,818,880 for the period ending March 31, 2004 mainly due to salaries and wages of US acquisitions. Salaries and wages were streamlined in one US division during the year resulting in an annual saving of approximately $767,000.

Salaries and wages have increased to $4,818,880 for the twelve month period ended March 31, 2004 from $3,165,924 for the twelve month period ended March 31, 2003 mainly due to salaries and wages of US acquisitions (approximately $1,500,000), salaries and wages related to the new business generated (approximately $111,000) and administrative salary adjustments (approximately $42,000).

Rent increased to $805,937 for the year ending March 31, 2005 from $422,672 for the year ending March 31, 2004 primarily due to rent related to the new US acquisitions.

Rent increased to $422,672 for the year ended March 31, 2004 from $283,242 for the year ended March 31, 2003 primarily due to rent related to the US acquisitions.

General and administrative expenses increased to $2,393,711 for the year ending March 31, 2005 from $1,446,886 for the year ending March 31, 2004 primarily due to the US acquisitions.

General and administrative expenses increased to $1,446,886 for the year ended March 31, 2004 from $1,135,956 for the year ended March 31, 2003 mainly due to the inclusion of general and administrative expenses of US acquisitions (approximately $350,000), increase in legal fees (approximately $33,000), increase in insurance costs (approximately $42,000), increase in accounting fees (approximately $24,000) decrease in operating costs of the website and computer maintenance costs (approximately $36,000), decrease in other expenses primarily related to acquisition identification (approximately $102,000).

During the year ended March 31, 2005, the Company awarded 520,000 stock options which were accounted for in accordance with the new guidance Section 3870 "Stock-Based Compensation and Other Stock-Based Payments" of the CICA Handbook which requires the expensing of the fair value of the options ($411,275).

During the year ended March 31, 2004, legal judgment expense of $522,619 was recorded. This judgment was made against the Company with respect to a previously outstanding legal proceeding. The judgment related to the Company's alleged failure to honor a stock option agreement dated October 1, 1998. During the year ended March 31, 2005, the Company settled for a cash payment of $450,000 (including legal costs). The difference between the judgment amount and settlement of $72,619 was recovered and reflected in the first quarter of the 2005 fiscal year.

Revenues and expenses for US acquisitions have been included in the current fiscal year from the closing date of the acquisitions and thus reflect results for only part of the year. The revenues and expenses are expected to be significantly different in the next fiscal year as results of the full year of operations will be included in the financial statements.

EARNINGS FROM OPERATIONS BEFORE INTEREST AND FINANCING COSTS AND TAXES AND DEPRECIATION AND AMORTIZATION (EBITDA)

[BAR CHART]

[PLOT POINTS TO COME]

The Company's earnings increased to $1,524,161 (EBITDA) for the year ended March 31, 2005 from $258,502 (EBITDA) for the year ended March 31, 2004 primarily due to US acquisitions, two of which the operations were included for the full year and two new acquisitions during the year. EBITDA as a percentage of revenue has increased from 3.5% for the year ended March 31, 2004 to 11.7% for the year ended March 31, 2005. Management has taken steps to streamline the costs associated with its US operations and expects further EBITDA improvements in upcoming quarters from these adjustments together with the effect of new acquisitions.

The Company's earnings decreased from $552,778 (EBITDA) for the year ended March 31, 2003 to $258,502 (EBITDA) for the year ended March 31, 2004 primarily due to the legal judgment ($522,619). EBITDA as a percentage of revenue has decreased from 10.7% for the year ended March 31, 2003 to 3.5% for the year ended March 31,2004.

EBITDA is discussed and presented here as a non-Generally Accepted Accounting Principles measure because it is management's major performance indicator. EBITDA is reconciled to Net loss below.

RECONCILIATION OF EBITDA TO NET LOSS

        Years ended March 31,                                 2005                    2004
--------------------------------------                 -----------------       ----------------
Revenue                                                $     13,060,344        $     7,469,559
Earnings before the following (EBITDA)                        1,524,161                258,502
Interest and Financing Costs                                 (4,539,268)              (941,153)
Depreciation and amortization                                (1,303,867)              (481,025)
Income Taxes (expense) recovery                                (151,180)               112,178
                                                       ----------------        ---------------
Net Loss                                               $     (4,470,154)       $    (1,051,498)
                                                       ================        ===============

During the year ended March 31, 2005, non-cash expenses included in arriving at net loss amounted to $4,651,527 which related to stock-based compensation, depreciation and amortization, amortization of deferred financing costs and loan discounts, and the impairment of deferred financing costs and unamortized loan discounts on reclassified long-term debt.

During the year ended March 31, 2004, non-cash expenses included in arriving at net loss amounted to $956,537 which related to depreciation and amortization and amortization of deferred financing costs and loan discounts.

INTEREST AND FINANCING COSTS

                                                                        2005                  2004
                                                                  ---------------         -----------
CANADIAN OPERATIONS
    Interest and financing costs on Paragon
    term loan repaid                                              $             -         $   274,866
    Interest on obligations under capital lease                             1,410               1,701
                                                                  ---------------         -----------
                                                                            1,410             276,567
                                                                  ---------------         -----------

U.S. OPERATIONS
    Amortization of discount on reclassified long-term debt               166,489              62,625
    Interest and loan fees on long-term debt                            1,596,851             186,520
    Amortization of financing costs                                       230,199             412,887
    Impairment of discount on reclassified long-term debt               1,428,664                   -
    Impairment of deferred financing costs on reclassified
    long-term debt                                                      1,111,033                   -
    Interest on obligations under capital lease                             4,622               2,554
                                                                  ---------------         -----------
                                                                        4,537,858             664,586
                                                                  ---------------         -----------
                                                                  $     4,539,268         $   941,153
                                                                  ===============         ===========

DEPRECIATION AND AMORTIZATION

Depreciation and amortization increased to $1,303,867 for the year ended March 31, 2005 from $481,025 for the year ended March 31, 2004. The increase was due mainly to the amortization of increased customer accounts resulting from the US acquisitions, one of which has a two year amortization period.

Depreciation and amortization decreased to $481,025 for the year ended March 31, 2004 from $609,546 for the year ended March 31, 2003. The Deprecation and Amortization expense was higher during the year ended March 31, 2003 primarily due to the final amortization of the website development costs, the change in accounting policy related to Business Combination, goodwill and other intangible assets and the purchase adjustments part way through the year. During the year ended March 31, 2004, the Deprecation and Amortization expense included an amount of $196,814 (2003 - $0) relating to US acquisitions.

SUMMARY QUARTERLY INFORMATION

The following table summarizes the Company's key consolidated financial information for the last eight quarters:

- Revenue increase starting in the December 2004 quarter was due to US acquisitions in Virginia and Illinois. Revenues from the new acquisitions are included from the closing date of the respective acquisitions.

- EBITDA is defined as Earnings before interest, income taxes, and depreciation and amortization.

- EBITDA is discussed and presented here as a non-Generally Accepted Accounting Principles measure because it is management's major performance indicator. EBITDA is reconciled to Net loss above.

- EBITDA loss in the September 2003 quarter was primarily related to the legal judgment ($515,000) expensed in that quarter.

- EBITDA loss in the September 2004 quarter was primarily related to the non-cash stock-based compensation ($411,275) expensed in that quarter.

- EBITDA in the March 2005 quarter was primarily related to the US acquisitions in Virginia and Illinois.

- Net earnings (loss) in the March 2005 quarter was primarily related to the impairment of deferred financing costs and unamortized loan discounts on reclassified long-term debt $2,539,697 (non-cash expenses).

                                        March 31,2005                                     March 31, 2004
                  ---------------------------------------------------   -----------------------------------------------
                       Mar           Dec         Sept         June         Mar          Dec          Sept        June
                  -----------    ----------  -----------   ----------   ----------   ----------   ----------  ---------
Revenues           4,872,382     3,146,777    2,528,979    2,512,206    2,828,346    2,035,137    1,220,662   1,385,414

EBITDA             1,732,032        27,253     (394,456)     159,332      433,850       43,376     (463,452)    244,728

Net earnings
(loss)            (2,079,926)     (974,156)  (1,057,215)    (358,857)     (54,305)    (629,271)    (411,961)     44,039

Earnings (loss)
per share Basic
and Diluted            (0.26)        (0.12)       (0.13)       (0.05)       (0.01)       (0.08)       (0.05)          -

FOURTH QUARTER 2005 RESULTS

During the fourth quarter, the Company acquired the net assets of an insurance brokerage in Illinois. Revenue increased during the quarter primarily due to the acquisitions in Virginia and Illinois. The Company also recognized the impairment of deferred financing costs and unamortized loan discounts of $2,539,697 (non-cash expenses) on reclassified long-term debt.

CHANGE IN ACCOUNTING POLICY

STOCK-BASED COMPENSATION

Effective on April 1, 2004 the Company adopted the guidance in Section 3870 "Stock-Based Compensation and Other Stock-Based Payments" of the CICA Handbook. As permitted, the Company adopted Section 3870 on a retroactive basis but has adjusted opening retained earnings of the current year for the cumulative effect of adoption on prior years. The comparative figures for the fiscal year ended March 31, 2004 have therefore not been restated to reflect this change in accounting policy.

FINANCIAL CONDITION AND CHANGES IN FINANCIAL CONDITION

[BAR CHART]

[PLOT POINTS TO COME]

The Company's balance sheet as at March 31, 2005 as compared to March 31, 2004 reflects a net decrease in working capital of $18,634,270 primarily due to the reclassification of all senior and seller's debt to current liabilities as demand loans in accordance with Canadian accounting standards (EIC-59 Long-term debt with covenant violations). Subsequent to the March 31, 2005 year end, new financing was obtained which resulted in the repayment of the existing senior debt and the reclassification of the seller's debt to long-term debt. Other major changes include a net increase in customer accounts ($651,098), increase in goodwill ($7,066,149), financing costs paid ($832,998) and long-term debt ($9,720,813) related to financing US acquisitions of customer accounts and goodwill. Shareholders' equity has decreased by $4,089,128, primarily due to the current year operating loss of $4,470,154, partially offset by an increase in the contributed surplus due to the accounting for stock-based compensation.

The Company's balance sheet as at March 31, 2004 as compared to March 31, 2003 reflects a net decrease in working capital of $2,062,088 due to cash used for the US acquisitions. Other major changes include an increase in net customer accounts ($3,465,334) and goodwill ($3,884,353), long-term debt ($7,996,420)
related to financing acquisitions of customer accounts and goodwill and a decrease in shareholder's equity of $738,337, primarily due to an operating loss of $1,051,498 less net proceeds from a share issue of $314,006.

FINANCIAL RESOURCES AND LIQUIDITY

At March 31, 2005, the Company had a working capital deficiency of ($16,785,495) and obligations under capital leases of $19,231. The working capital deficiency is due to the reclassification of the long-term debt to demand loans in current liabilities in accordance with Canadian accounting standards (EIC-59 Long-term debt with covenant violations). Subsequent to the March 31, 2005 year end, new financing was obtained which resulted in the repayment of the existing senior debt and the reclassification of the senior and seller's debt to long-term debt.

At March 31, 2004, the Company had working capital of $1,848,775 and long-term debt outstanding of $7,358,770.

Shareholders' equity has decreased from $6,498,097 as at March 31, 2004 to $2,408,969 as at March 31, 2005 due primarily to the operating loss for the twelve month period ended March 31, 2005 of $4,470,154 primarily due to non-cash based items of stock-based compensation ($411,275), the impairment of discount on reclassified long-term debt ($1,428,664), impairment of deferred financing costs on reclassified long-term debt ($1,111,033) and depreciation and amortization ($1,303,867), partially offset by an increase in the contributed surplus due to the accounting for stock-based compensation.

Shareholders' equity has decreased from $7,236,434 as at March 31, 2003 to $6,498,097 as at March 31, 2004 due to the loss for the twelve month period ended March 31, 2004 primarily related to the legal judgment ($522,619) and expensing of the financing costs related to new and terminated financing ($495,763) and depreciation and amortization ($481,025). The decrease was partially offset by the net proceeds of $314,006 from the private placement.

The following table sets forth the Company's future contractual and long-term obligations as at March 31, 2005:


                                              Less than      1 - 3         3 - 5      More than
  Contractual Obligations          Total        1 Year       Years         Years       5 years
----------------------------     ---------    ---------    ---------     ---------    ---------
Capital Lease Obligations           39,966       20,735       14,435         4,796            -
Operating Lease Obligations        989,698      712,203      277,495             -            -

DEMAND LOANS
Kabaker Family Trust             3,973,513      524,567      751,106       863,627    1,834,213
Schuneman Insurance
 Agency Inc.                     1,397,088            -       57,423       503,021      836,644
Oak Street Funding               3,624,294            -    1,374,706     1,780,408      469,180
First Capital Corporation        3,509,728            -    1,757,420     1,752,308            -
Emmett Lescroart                 3,931,200            -            -     3,931,200            -
Al Vinciguerra Ltd.              1,089,241      218,082      484,591       386,568            _
                                 ---------      -------    ---------     ---------    ---------

During the year ended March 31, 2005, the Company reclassified the long-term debt (except capital lease obligations) to current liabilities as demand loans in accordance with EIC-59 (Long-Term Debt with Covenant Violations). Subsequent to the March 31, 2005 year end, new financing was obtained which repaid the existing senior debt. The result will be the reclassification of the demand loans to long-term debt as they are no longer demand loans. The above table reflects the contractual obligations taking into account the reclassification of the demand loans to long-term debt, subsequent to the year end.

RELATED PARTY TRANSACTIONS

The Company enters into transactions with related parties from time to time in the normal course of business. Related party transactions are measured at the exchange amount, being the amount of consideration established and agreed to between the related parties, unless otherwise noted.

The amount due from a corporation controlled by an officer of the subsidiary is due on demand, does not bear interest and is denominated in U.S. dollars (U.S.$ 150,000). The amount due is collateralized by a pledge of assets.

The amount due from an officer and director bears interest at the Royal Bank of Canada's prime rate of interest and is collateralized by a pledge of marketable securities and a pledge of other personal assets. The amount is repayable on demand but the Company does not anticipate requesting full repayment during the 2006 fiscal year.

Included in accounts payable and accrued liabilities is $ 159,014 (2004 - $ Nil) of accrued interest due to a corporation controlled by an officer of the subsidiary.

Two directors are also partners with law partnerships. During the year the Company incurred $231,601 (2004 - $298,296) of legal fees with these law partnerships.

During the year the Company paid $246,831 (2004 - $322,146) to a trust, of which an officer of the Company's subsidiary is a trustee, comprised of $118,154 (2004 - $222,255) representing interest on a note payable and $128,677
(2004 - $99,696) of principal.

The Company processes certain of its insurance policy sales through facilities owned by an officer of the subsidiary. During the year the Company processed $2,377,971 (2004 - $ 1,307,446) of revenue through this arrangement, incurred payroll costs, rent and overhead of $ 3,053,440 (2004 - $ 1,462,369) and paid for the purchase of office equipment of $ 40,984 (2004 - $ 46,103). Accounts receivable includes $ 60,408 (2004 - accounts payable of $ 60,832) in connection with this arrangement.

SUBSEQUENT EVENT

On June 15, 2005, the Company closed a U.S.$ 25,000,000 ($ 30,750,000) secured debt financing arrangement with United States lenders, Bridge Healthcare Finance, LLC and Bridge Opportunity Finance, LLC (collectively, the "Lenders") whereby the Lenders have agreed to provide a U.S.$ 25,000,000 ($ 30,750,000) five year term loan facility (the "Facility") to the Company.

The Company can borrow an aggregate amount, not to exceed at any time outstanding, three times the trailing twelve month adjusted Earnings Before Interest, Income Taxes, Depreciation and Amortization (EBITDA). The Facility will mature on June 15, 2010. Principal repayments are based upon an excess cash flow availability formula. Interest is payable monthly calculated at the rate of prime plus 6.25% per annum, but at no time less than 12% per annum, with an effective rate reduction of 1.5% and 2.5% for new equity raised of U.S.$ 3.0 million and U.S.$ 5.0 million respectively. As additional consideration for providing the Facility, the Company has issued the Lenders a total of 1,439,128 warrants exercisable to purchase 1,439,128 common shares at a price of $ 0.80 per share until June 15, 2010.

The Facility has been fully guaranteed and collateralized by the Company.

The initial term loan proceeds of U.S.$ 7,527,105 were used to repay the credit facilities that were in default as of March 31, 2005 in the amount of U.S. $6,458,460, and pay the costs of U.S.$ 1,515,000 incurred in relation to the Facility. Additional costs have been incurred for which the amounts cannot be determined at this point in time.

The balance of the Facility may only be used to fund permitted acquisitions within the United States.

CRITICAL ACCOUNTING POLICIES

Critical accounting policies are defined as those that are both very important to the portrayal of the Company's financial condition and results, and require management's most difficult, subjective or complex judgments. We are required to make certain estimates, judgments and assumptions that we believe are reasonable based upon available information, historical information and/or forecasts. These estimates, judgments and assumptions affect the reported amounts of assets and liabilities at the date of the financial statements and the reported revenues and expenses during the reporting periods. Actual results could differ from these estimates. The accounting policies which management believes are the most critical to aid in fully understanding and evaluating our reported financial results include those relating to business acquisitions and accounting for the resulting customer account, goodwill and non-competition agreements, stock-based compensation and income taxes.

IMPAIRMENT OF LONG-LIVED ASSETS

Long-lived assets are assessed for impairment when events and circumstances warrant. The carrying value of a long-lived asset is impaired when the carrying amount exceeds the estimated undiscounted net cash flow from use and fair value. In that event, the amount by which the carrying value of an impaired long-lived asset exceeds its fair value is charged to earnings.

BUSINESS COMBINATIONS

Business acquisitions are accounted for using the purchase method whereby the fair value of consideration given is allocated to identifiable assets acquired and liabilities assumed. The results of operations and cash flows of an acquired business are included in the Company's financial statements from the date of acquisition. Where the consideration given is subject to contingent adjustment based on future periods' operating results, such adjustment is recognized in the period the contingency is resolved.

CUSTOMER ACCOUNTS

Acquired customer accounts are carried at cost less accumulated amortization. Amortization is provided on a straight-line basis over estimated useful lives of between two and seventeen years. The carrying value of customer accounts is periodically assessed for impairment in accordance with the Company's accounting policy for impairment of long-lived assets.

GOODWILL

Goodwill results from business combinations and represents the excess of the consideration given over the fair value of identifiable net assets acquired. Goodwill is not subject to amortization but is subject to an impairment test that is performed at least annually.

NON-COMPETITION AGREEMENTS

Non-competition Agreements are secured at the time of business combinations and are recognized at their estimated fair value at the date of acquisition. Amortization is provided on a straight-line basis over their estimated useful lives of between six and ten years. Impairment is periodically assessed in accordance with the Company's policy for impairment of long-lived assets.

STOCK-BASED COMPENSATION

Stock-based Compensation is accounted for at fair value as determined by the Black-Scholes option pricing model using amounts that are believed to approximate the volatility of the trading price of the Company's stock, the expected lives of awards of stock-based compensation, the fair value of the Company's stock and the risk-free interest rate. The estimated fair value of awards of stock-based compensation are charged to expense as awards vest, with offsetting amounts recognized as contributed surplus.

INCOME TAXES

Income taxes are recorded using the liability method. Under this method, current income taxes are recognized for the estimated income taxes payable for the year. Future income tax assets and liabilities are recognized for the estimated income tax consequences attributable to differences between the financial statement carrying amounts of assets and liabilities and their respective income tax bases. Future income tax assets and liabilities are recognized using enacted or substantively enacted income tax rates. Future income tax assets are recognized with respect to deductible temporary differences and loss carryforwards only to the extent their realization is considered more likely than not.

DISCLOSURE CONTROLS AND PROCEDURES

The Company's management, with the participation of the Company's Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of the Issuer's disclosure controls and procedures as of the end of the period covered by the annual filings.

Based upon the evaluation described above, the Chief Executive Officer and Chief Financial Officer concluded that as of the end of the period covered by the annual filings, the Company's disclosure controls and procedures were effective in timely alerting them to the material information relating to the Company (or its consolidated subsidiaries) required to be included in reports that the Company files.

RISK FACTORS

Certain risks are associated with the Company's business including the following:

FUTURE GROWTH AND EXPANSION IS DEPENDENT ON ONGOING ACQUISITIONS IF GENERAL INSURANCE BROKERAGES

To a large extent, the Company's growth and expansion plans depend upon the ongoing acquisition of independent General Insurance Brokerages at reasonable prices. There can be no assurance that an adequate number of acquisition candidates will be available to the Company to meet its expansion plans, or in the event that such independent General Insurance Brokerages are available for acquisition that they will be available at a price which would allow the Company to operate on a profitable basis. The Company competes for acquisition and expansion opportunities with entities that have substantially greater resources than the Company and these entities may be able to outbid the Company for acquisition targets. If the Company fails to execute its acquisition strategy, the Company's revenue growth is likely to suffer and the Company may be unable to remain competitive.

THE COMPANY MAY BE UNABLE TO SUCCESSFULLY INTEGRATE ITS RECENT OR FUTURE ACQUISITIONS

There can be no assurance that the Company's recently acquired brokerages or any brokerages acquired by the Company in the future will achieve acceptable levels of revenue and profitability or otherwise perform as expected. The Company has limited experience in acquiring and integrating brokerages in other markets. The Company may be unable to successfully integrate its recently-acquired brokerages in the United States, or other brokerages that the Company may acquire in the future, due to diversion of management attention, strains on the Company's infrastructure, difficulties in integrating operations and personnel, entry into unfamiliar markets, or unanticipated legal liabilities or tax, accounting or other issues. A failure to integrate acquired brokerages may be disruptive to the Company's operations and negatively impact the Company's revenue or increase the Company's expenses.

THE COMPANY HAS ACQUIRED AND MAY CONTINUE TO ACQUIRE BROKERAGES PRIOR TO RECEIPT OF ALL REGULATORY LICENSES AND CARRIER APPOINTMENTS, AND IN SUCH CIRCUMSTANCES THE COMPANY IS DEPENDENT UPON THE VENDOR TO CONTINUE TO HOLD AND TO COMPLY WITH THE REQUIREMENTS OF SUCH LICENSES AND APPOINTMENTS

The Company has only recently begun to establish and expand its operations in the United States with the purchases of assets of Vista, Johns, Vinciguerra and Schuneman. At the time of these acquisitions Addison York had not yet obtained the necessary license to operate as a General Insurance Brokerage in California, Virginia and Illinois (as the case may be) and without possessing that license it could not obtain carrier appointments from Insurance Companies which would enable it to market and sell General Insurance products in those states. As such, Addison York entered into Agency Agreements with the vendors of these Insurance Brokerages whereby the vendors of those agencies agreed, for the sole and exclusive benefit of Addison York, to market, sell, distribute, place and write General Insurance products to the clients of Addison York and to any and all other potential customers who may wish to purchase General Insurance products from Addison York. At the time of acquisition, the Company may not hold licences as an Insurance Broker in the US state where the potential acquisition operates and it can run the risk that it would not receive the required license to operate as an Insurance Brokerage in those states. Without the appropriate license it would be unable to obtain carrier appointments from the Insurance Companies. If the Company is unable to secure the required licenses in the various different states in which it operates or if the Company cannot obtain Insurance Company representation then this will have a negative impact on its ability to service its customers and provide alternative competitive insurance products. In addition, these Agency Agreements create a reliance by the Company on third parties in that the Company must rely upon the respective vendors to comply with applicable laws, to perform on the Agency Agreements and to process the Company's General Insurance business in the United States. If the vendors fail to properly perform on the Agency Agreements then this will have a negative impact on the Company's ability to service its customers. The Company may enter into similar Agency Agreements in connection with future acquisitions.

THE COMPANY ANTICIPATES THE NEED FOR ADDITIONAL FINANCING, WHICH IT MAY NOT BE SUCCESSFUL IN ARRANGING

The Company has relied principally on debt financing to fund its recent acquisitions in the United States. The Company will also require additional funds to make future acquisitions of General Insurance Brokerages and may require additional funds to market and sell its products into the marketplace. The Company has a history of losses and does not, therefore, anticipate that it will generate sufficient cash flow from operations in order to meet its financing needs. The ability of the Company to arrange such financing in the future, and to repay its existing debt, will depend in part upon the prevailing capital market conditions as well as the business performance of the Company. In addition, the Company is subject to certain financial and other covenants under its financing arrangements. If the Company is unable to or does not comply with these covenants, the Company's financing needs may be accelerated. There can be no assurance that the Company will be successful in its efforts to arrange additional financing, when needed, on terms satisfactory to the Company. If additional financing is raised by the issuance of shares from the treasury of the Company, control of the Company may change and shareholders may suffer additional dilution. If additional financing is not available on terms favorable to the Company, the Company may be unable to grow or may be required to limit or halt its expansion plans. In addition, the Company's existing creditors, some of whom have security interests in the Company's assets, may exercise their rights to acquire or dispose of the Company's assets.

PLANNED FUTURE GROWTH IS LIKELY TO PLACE SIGNIFICANT STRAINS ON THE COMPANY'S MANAGEMENT, ADMINISTRATIVE, OPERATIONAL AND FINANCIAL RESOURCES

Since its inception, the Company has experienced steady growth in revenue, number and complexity of products, personnel, and customer base. The Company's planned future growth is likely to place significant strains on the Company's management, administrative, operational and financial resources. Increased growth will require the Company to continue to add additional management personnel, improve its financial and management controls, reporting systems and procedures on a timely basis, to implement new systems as necessary, to expand, train, motivate and manage its sales and other personnel and to service the Company's customers effectively. There can be no assurance that the Company will be able to attract qualified personnel or improve its financial and management controls or implement new systems as necessary and the failure to do so may result in increased costs or a decline in revenue or both.

The Company's performance and future operating results and success are dependent on the effectiveness of the Company's management team and key personnel.

The Company's performance and future operating results and success are substantially dependent on how effective the management team and key personnel are at organizing and implementing the Company's growth strategy and integrating acquired General Insurance Brokerages into the Company's overall organization. The investors hereunder will be relying on the judgment and expertise of the management of the Company.

The senior management and some key personnel are employed under employment contracts, while other key personnel of the Company are employed on a month to month basis and are not under an employment contract with the Company. None of the Company's senior management or other key personnel has expressed any current intention to leave their employment with the Company. Although the Company is in an industry in which there is not high employee turnover, the unexpected loss or departure of any of the Company's key management personnel, Mr. Podorieszach, the Chief Executive Officer, Mr. Consalvo, the Chief Operating Officer, Mr. Bhatia, the Chief Financial Officer and the Corporate Controller, Ms. Shelley Samec could be detrimental to the future operations of the Company.

There can be no assurance that the Company can retain its key personnel and managerial employees or that it will be able to attract or retain highly qualified personnel in the future. The Company believes that the compensation to its key management personnel is competitive with what other companies pay its key management personnel in the insurance brokerage industry. Although the Company plans to compensate its senior management and other key personnel at compensation levels that are competitive within the industry, there is no assurance that it will continue to be able to do so in the future and this may result in a departure of some if its senior management or other personnel.

The Company maintains keyman life insurance policies of $100,000 each on Mr. Podorieszach and Mr. Consalvo and $175,000 on Ms. Samec and has no other keyman life insurance on any other senior management or other personnel. The loss of the services of any of the Company's senior management or other key personnel or the inability to attract and retain the necessary technical, sales and managerial personnel could have a material adverse effect upon the Company's business, operating results and financial condition.

THE COMPANY FACES INTENSE COMPETITION IN THE INSURANCE INDUSTRY

The Company is in an industry in which intense competition exists. The Company competes with other General Insurance Brokerages, as well as Insurance Companies that sell insurance directly to consumers and do not pay commissions to agents and brokers. Some competitors have substantially more financial resources and other assets available than the Company does and are larger and better established than the Company. Such competitors have existing distribution facilities and channels, customer recognition, customer lists, and greater research and development capabilities and sales marketing staff than does the Company. There can be no assurance that the Company will be able to compete successfully against current and future competitors, or that competitive pressure faced by the Company will not have a material adverse effect on its business, financial condition and results of operation.

INCURSION OF GOVERNMENT, BANKS OR OTHER FINANCIAL INSTITUTIONS

The Company is susceptible to an incursion in the general insurance industry by government or banks or other financial institutions. A government takeover of the general insurance business (or parts thereof) could affect the profitability of the Company. In addition, banks with greater financial resources and a larger customer base than the Company may enter (or are currently entering) the general insurance business. While management believes that the Company's representation of a large and diverse number of Insurance Companies will allow it to remain competitive against any such incursion by the banks, there is a possibility that their entrance into this market could affect the profitability of the Company.

THE COMPANY CANNOT ACCURATELY FORECAST COMMISSION REVENUE BECAUSE COMMISSIONS DEPEND ON PREMIUM RATES CHARGED BY INSURANCE COMPANIES, WHICH HISTORICALLY HAVE VARIED AND ARE DIFFICULT TO PREDICT. ANY DECLINES IN PREMIUMS MAY ADVERSELY IMPACT PROFITABILITY

Revenue from commissions fluctuates with premiums charged by insurers, as commissions typically are determined as a percentage of premiums. When premiums decline, the Company experiences downward pressure on revenue and earnings. Historically, property and casualty premiums have been cyclical in nature and have varied widely based on market conditions. Because we cannot determine the timing and extent of premium pricing changes, we cannot accurately forecast our commission revenue, including whether it will significantly decline. If premiums decline or commission rates are reduced, our revenue, earnings and cash flow could decline. In addition, our budgets for future acquisitions, capital expenditures, dividend payments, loan repayments and other expenditures may have to be adjusted to account for unexpected changes in revenue.

INSURANCE COMPANY CONTINGENT COMMISSIONS AND VOLUME OVERRIDES ARE LESS PREDICTABLE THAN NORMAL COMMISSIONS, WHICH IMPAIRS THE COMPANY'S ABILITY TO FORECAST THE AMOUNT OF SUCH REVENUE THAT WILL BE RECEIVED AND MAY NEGATIVELY IMPACT OUR OPERATING RESULTS

A portion of the Company's revenue is derived from contingent commissions and volume overrides. The aggregate of these sources of revenue generally has accounted for approximately 6% of our total revenue. Contingent commissions may be paid by an insurance company based on the profit it makes on the overall volume of business that we place with it. Volume overrides and contingent commissions are typically calculated in the first or second quarter of the following calendar year by the insurance companies and are paid once calculated. Further, we have no control over the process by which insurance companies estimate their own loss reserves, which affects our ability to forecast contingent commissions. Because these contingent commissions affect our revenue, any decrease in their payment to us could adversely affect our results of operations. Recently, legal proceedings challenging the appropriateness of revenue sharing arrangements between insurance companies and brokerages, including contingent profit and volume override arrangements, have been commenced against certain insurance brokerages. These proceedings allege that such revenue sharing arrangements conflict with a broker's duty to its clients. While we have not been named as a defendant in any such proceeding, and disagree with the underlying premise that these revenue sharing arrangements create a conflict of interest, we could be the subject of a similar action in the future. A finding that such arrangements conflict with a broker's duty to its clients could have a material adverse affect on our revenue and profitability.

PROPOSED TORT REFORM LEGISLATION ON THE UNITED STATES, IF ENACTED, COULD DECREASE DEMAND FOR LIABILITY INSURANCE, THEREBY REDUCING COMMISSION REVENUE

Legislation concerning tort reform is currently being considered in the United States Congress and in several states. Among the provisions being considered for inclusion on such legislation are limitations on damage awards, including punitive damages, and various restrictions applicable to class action lawsuits, including lawsuits asserting professional liability of the kind of which insurance is offered under certain policies we sell. Enactment of these or similar provision by Congress, or by states or countries in which we sell insurance, could result in reduction in the demand for liability insurance policies or a decrease in policy limits of such policies sold, thereby reducing our commission revenue.

PRIVACY LEGISLATION MAY IMPEDE THE COMPANY'S ABILITY TO UTILIZE THE CUSTOMER DATABASE AS A MEANS TO GENERATE NEW SALES

The Company intends to utilize its extensive customer databases for marketing and sales purposes, which it believes would enhance the Company's ability to meet its organic growth targets. However, new privacy legislation, such as the Gramm-Leach-Bailey Act and the Health Insurance Portability and Accountability Act of 1996 in the United States and the Personal Information Protection and Electronic Documents Act (PIPEDA) in Canada, as well other regulatory changes, may restrict the Company's ability to utilize personal information that we have collected in the normal course of operations to generate new sales. If the Company becomes subject to new restrictions, or other regulatory restrictions, which we are not aware of, the Company's ability to grow the business may be adversely affected.

IF THE COMPANY FAILS TO COMPLY WITH REGULATORY REQUIREMENTS FOR INSURANCE BROKERAGES, THE COMPANY MAY NOT BE ABLE TO CONDUCT BUSINESS

The Company is subject to legal requirements and governmental regulatory supervision in the jurisdictions in which it operates. These requirements are designed to protect our clients by establishing minimum standards of conduct particularly regarding the provision of advice and product information as well as financial criteria.

Our activities in the United States and Canada are subject to regulation and supervision by state and provincial authorities. Although the scope of regulation and form of supervision by state and provincial authorities may vary from jurisdiction to jurisdiction, insurance laws in the United States and Canada are often complex and generally grant broad discretion to supervisory authorities in adopting regulations and supervising regulated activities. This supervision generally includes the licensing of insurance brokers and agents and the regulation of the handling and investment of client funds held in fiduciary capacity. Our ability to conduct our business in the jurisdictions in which we currently operate depends on our compliance with the rules and regulations promulgated from time to time by the regulatory authorities in each of these jurisdictions.

Our clients have the right to file complaints with the regulators about our services, and the regulators may investigate and require us to address these complaints. Our failure to satisfy the regulators that we are in compliances with their requirements or the legal requirements governing our activities can result in a disciplinary action, fines, reputation damage and financial harm.

In addition, changes in legislation or regulation and actions by regulators, including changes in administration and enforcement policies, could from time to time require operational improvements or modifications at various locations which could result in higher costs or hinder our ability to operate our business.

THE COMPANY'S SUCCESS IS DEPENDENT ON ITS ABILITY TO REPRESENT QUALITY INSURANCE COMPANIES

The Company's success is dependent upon its continued representation of quality Insurance Companies in order to sell insurance policies to customers. The Company's existing brokerage contracts with certain Insurance Companies do not have a set term or expiry date but may be terminated by either the Company or the Insurance Company on between 90-120 days' written notice of termination depending on the terms of the specific contract. In the event of termination on any of its contracts with Insurance Companies, there are no penalties to the Company but following termination, the Company is no longer able to represent the applicable Insurance Company as agent on the future placement or renewal of insurance policies. If the Company loses Insurance Company representation then this will have a negative impact on its ability to service its customers and provide alternative competitive insurance products.

DILUTION AND SALES OF ADDITIONAL COMMON SHARES AND THE EXERCISE OF OPTIONS

The number of outstanding Common Shares held by shareholders who are not affiliates of the Company and the number of Common Shares underlying outstanding stock options is large relative to the trading volume of the Company's Common Shares. Any substantial sale of the Common Shares, including Common Shares underlying stock options, or even the possibility of such sales occurring may have an adverse effect on the market price of the Common Shares.

BROKER-DEALERS MAY BE DISCOURAGED FROM EFFECTING TRANSACTIONS IN THE COMMON SHARES BECAUSE THEY ARE CONSIDERED PENNY STOCKS AND SUBJECT TO PENNY STOCK RULES

Rules 15g-1 through 15g-9 promulgated under the Securities Exchange Act of 1934 (the "Exchange Act") impose sales practice and disclosure requirements on NASD brokers-dealers who make a market in "a penny stock." A penny stock generally includes any non-Nasdaq equity security that has a market price of less than US$5.00 per share. The shares of the Company are posted for trading on the TSX and the closing price of its shares on May 31, 2005 was $.80 per share. The shares of the Company are also quoted on the OTCBB and the quoted price of its shares on May 31, 2005 was US$.54 per share. As such, the shares of the Company will be deemed penny stock for the purposes of the Exchange Act. The additional sales practices and disclosure requirements imposed upon broker-dealers may discourage broker-dealers from effecting transactions in the shares of the Company, which could severely limit the market liquidity of the shares and impede the sale of the shares in the secondary market.

Under the penny stock regulations, a broker-dealer selling penny stock to anyone other than an established customer or "accredited investor", which is generally an individual with a net worth in excess of US$1,000,000 or an annual income exceeding US$200,000, or US$300,000 together with his or her spouse, must make a special suitability determination for the purchaser and must receive the purchaser's written consent to the transaction prior to sale, unless the broker-dealer or the transaction is otherwise exempt. In addition, the penny stock regulations require the broker-dealer to deliver, prior to any transaction involving a penny stock, a disclosure schedule prepared by the Commission relating to the penny stock market, unless the broker-dealer or the transaction is otherwise exempt. A broker-dealer is also required to disclose commissions payable to the broker-dealer and the registered representative and current quotations for the securities. Finally, a broker-dealer is required to send monthly statements disclosing recent price information with respect to the penny stock held in a customer's account and information with respect to the limited market in penny stocks.

THE COMPANY HAS SIGNIFICANT COSTS AND LOWER PRODUCTIVITY COULD RESULT IN OPERATING LOSSES

Fixed costs including costs associated with salaries and employee benefits, depreciation and amortization, rent, and interest and financing costs, and loan principal repayments account for a significant portion of the Company's costs and expenses. As a result, downtime or low productivity from its sales representatives, lower demand for insurance products, loss of the Company's customers, any significant decrease in the premium rates, volume and commission paid in the different segments of the general insurance industry, or other factors could result in operating losses and adversely impact on the Company.

NO INTENTION TO DECLARE DIVIDENDS

The Company has a limited history of earnings and has not declared or paid any cash dividends on its Common Shares. The Company currently intends to retain any future earnings to fund growth and operations and it is unlikely to pay any dividends in the immediate or foreseeable future. Any decision to pay dividends on its Common Shares in the future will be made by the board of directors on the basis of the Company's earnings, financial requirements and other conditions at such time.

CONFLICTS OF DIRECTORS AND OFFICERS WHO SERVE AS DIRECTORS OR OFFICERS OR ARE SIGNIFICANT SHAREHOLDERS OF OTHER COMPANIES

Directors and officers of the Company may serve as directors or officers of, or have significant shareholdings in other companies, or be or become engaged in business and activities in other fields, on their own behalf and on the behalf of other companies and entities. To the extent that such other companies or entities may participate in industries or ventures in which the Company may participate, the directors and officers of the Company may have a conflict of interest. Conflicts, if any, will be subject to the procedures and remedies under the Business Companies Act (Alberta). None of the Company's directors serve as directors or officers of any competitors of the Company.

INVESTORS MAY NOT BE ABLE TO SECURE FOREIGN ENFORCEMENT OF CIVIL LIABILITIES AGAINST THE COMPANY'S MANAGEMENT

The enforcement by investors of civil liabilities under the federal securities laws of the United States may be adversely affected by the fact that the Company is amalgamated under the laws of Canada, that all of its officers and directors are residents of a foreign country and that all or a substantial portion of its assets and such person's assets are located outside of the United States. As a result, it may be difficult for holders of the Common Shares to effect service of process on such persons within the United States or to realize in the United States upon judgments rendered against them.

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL STATEMENTS

      The accompanying consolidated financial statements of Anthony Clark International Insurance Brokers Ltd. and all information in the Annual Report are the responsibility of management. The consolidated financial statements have been prepared in accordance with accounting policies detailed in the notes to the financial statements and in accordance with Canadian generally accepted accounting principles. Where necessary, estimates of transactions that were incomplete at the year end have been made by management. Financial information throughout the Annual Report is consistent with the financial statements.

      Management ensures the integrity of the financial statements by maintaining appropriate systems of internal control. Assets are safeguarded from loss or unauthorized use through established policies and procedures that reasonably ensure that transactions are appropriately approved.

      D&H Group LLP, the Company's external auditors, have audited the consolidated financial statements in accordance with Canadian generally accepted auditing standards in order to express their opinion on the consolidated financial statements.

      The Board of Directors is responsible for ensuring that management fulfills its responsibility for financial reporting and internal control. The Board exercises this responsibility through the Audit Committee of the Board. This committee, comprised of directors who are not employees of the Company, meets with management and the external auditors to satisfy itself that management's responsibilities have been properly discharged and to review the consolidated financial statements before they are presented to the Board for approval. These financial statements have been approved by the Board on the recommendation of the Audit Committee.

      /s/ P. Podorieszach

      P. Podorieszach
      President and Chief Executive Officer

AUDITORS' REPORT

      To the Shareholders of

      Anthony Clark International Insurance Brokers Ltd.

      We have audited the consolidated balance sheet of Anthony Clark International Insurance Brokers Ltd. as at March 31, 2005 and the consolidated statements of operations and deficit and cash flow for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

      We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

      In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at March 31, 2005 and the results of its operations and cash flow for the year then ended in accordance with Canadian generally accepted accounting principles.

      On May 20, 2005 we reported separately to the shareholders of Anthony Clark International Insurance Brokers Ltd. on consolidated financial statements as at and for the year ended March 31, 2005 audited in accordance with Canadian generally accepted auditing principles and the standards of the Public Company Accounting Oversight Board (United States) which include a reconciliation to United States generally accepted accounting principles.

      The consolidated financial statements as at, and for the year ended, March 31, 2004 were audited by other auditors who expressed an opinion without reservation on those statements in their report dated June 17, 2004, as revised on November 15, 2004.

                                                  (D & H GROUP LLP)

                                                  Chartered Accountants

Vancouver, B.C.
May 20, 2005, except as to Note 23,
which is as of June 15, 2005

ANTHONY CLARK INTERNATIONAL INSURANCE BROKERS LTD.

CONSOLIDATED BALANCE SHEETS

March 31, 2005 and 2004 (Expressed in Canadian dollars)

                                                               2005                      2004
                                                            ------------             ------------
                                                                                      (Note 22)
ASSETS
Current assets:
    Cash and cash equivalents                               $    401,944             $  1,989,663
    Accounts receivable                                        1,708,085                1,335,775
    Prepaid expenses                                             221,705                  123,329
    Restricted cash (Note 5)                                           -                  522,619
                                                            ------------             ------------
                                                               2,331,734                3,971,386
Note receivable (Note 6)                                         181,440                  196,575
Due from director (Note 7)                                        40,000                   40,000
Computer systems and office equipment (Note 8)                   399,442                  376,540
Customer accounts (Note 9)                                     5,678,499                5,027,401
Goodwill                                                      12,525,334                5,459,185
Deferred financing costs (Notes 10 and 12)                             -                  474,447
Non-competition agreements (Note 11)                             705,890                  663,551
                                                            ------------             ------------
                                                            $ 21,862,339             $ 16,209,085
                                                            ============             ============

LIABILITIES
Current liabilities:
    Accounts payable and accrued liabilities                $  1,507,553             $  1,114,545
    Demand loans (Note 12)                                    17,525,064                        -
    Current portion of long-term debt (Note 12)                        -                  462,535
    Current portion of obligations under capital leases           20,735                   22,912
      (Note 13)
    Income taxes payable                                          63,877                        -
    Litigation liability (Note 5)                                      -                  522,619
                                                            ------------             ------------
                                                              19,117,229                2,122,611
Obligations under capital leases (Note 13)                        19,231                   39,966
Long-term debt (Note 12)                                               -                7,318,804
Future income taxes (Note 18)                                    316,910                  229,607
                                                            ------------             ------------
                                                              19,453,370                9,710,988
                                                            ------------             ------------
Commitments (Note 19)

SHAREHOLDERS' EQUITY
Share capital (Note 14)                                        9,895,142                9,897,116
Contributed surplus                                              667,585                  104,022
Retained earnings (deficit)                                   (8,124,638)              (3,502,196)
Cumulative translation adjustment                                (29,120)                    (845)
                                                            ------------             ------------
                                                               2,408,969                6,498,097
                                                            ------------             ------------
                                                            $ 21,862,339             $ 16,209,085
                                                            ============             ============

Subsequent event (Note 23)
See accompanying notes to the consolidated financial statements.
Approved by the Board:

/s/ Tony Consalvo                                   /s/ Thomas Milley
------------------------                            ---------------------------
Tony Consalvo, Director                             Thomas Milley, Director

ANTHONY CLARK INTERNATIONAL INSURANCE BROKERS LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT

Years ended March 31, 2005 and 2004 (Expressed in Canadian dollars)

                                                               2005                      2004
                                                            ------------             ------------
REVENUE                                                     $ 13,060,344             $  7,469,559
                                                            ------------             ------------
EXPENSES
    General and administrative                                 2,393,711                1,446,886
    Legal judgment                                                     -                  522,619
    Rent                                                         805,937                  422,672
    Salaries and wages                                         7,925,260                4,818,880
    Stock-based compensation                                     411,275                        -
                                                            ------------             ------------
                                                              11,536,183                7,211,057
                                                            ------------             ------------
Earnings before interest, income taxes,
  depreciation and amortization                                1,524,161                  258,502
Interest and financing costs (Note 20)                        (4,539,268)                (941,153)
                                                            ------------             ------------
Earnings (loss) before income taxes, depreciation
    and amortization                                          (3,015,107)                (682,651)
Depreciation and amortization                                 (1,303,867)                (481,025)
                                                            ------------             ------------
Earnings (loss) before income taxes                           (4,318,974)              (1,163,676)
                                                            ------------             ------------
INCOME TAXES (note 18)
    Current                                                       63,877                        -
    Future (recovery)                                             87,303                 (112,178)
                                                            ------------             ------------
                                                                 151,180                 (112,178)
                                                            ------------             ------------
Net earnings (loss) for the year                              (4,470,154)              (1,051,498)
                                                            ------------             ------------
RETAINED EARNINGS (DEFICIT), beginning of year
    As previously reported                                    (3,502,196)              (2,450,698)
    Change in accounting policy (note 3)                        (152,288)                       _
                                                            ------------             ------------
    As restated                                               (3,654,484)              (2,450,698)
                                                            ------------             ------------
RETAINED EARNINGS (DEFICIT), end of year                    $ (8,124,638)            $ (3,502,196)
                                                            ============             ============
Earnings (loss) per share - basic and diluted               $      (0.56)            $      (0.14)
                                                            ============             ============

See accompanying notes to the consolidated financial statements.

ANTHONY CLARK INTERNATIONAL INSURANCE BROKERS LTD.

CONSOLIDATED STATEMENTS OF CASH FLOW

Years ended March 31, 2005 and 2004 (Expressed in Canadian dollars)

                                                               2005                      2004
                                                                                      (Note 22)
                                                            ------------             ------------
CASH FLOW FROM (USED IN) OPERATING ACTIVITIES:
   Net earnings (loss) for the year                         $ (4,470,154)            $ (1,051,498)
   Adjustments to reconcile net cash provided
   by operating activities
       Depreciation and amortization                           1,303,867                  481,025
       Future income taxes                                        87,303                 (112,178)
       Amortization of deferred financing costs and
         loan discounts                                          396,688                  475,512
       Impairment of deferred financing costs
         and unamortized loan discounts                        2,539,697                        -
       Stock-based compensation                                  411,275                        -
       Changes in non-cash working capital accounts
         Accounts receivable                                    (370,786)                (297,054)
         Prepaid expenses                                       (103,420)                  47,086
         Accounts payable and accrued liabilities                365,524                   57,212
                                                            ------------             ------------
                                                                1 59,994                 (399,895)
                                                            ------------             ------------

CASH FLOW FROM (USED  IN) FINANCING ACTIVITIES:
   Net proceeds on sale of common shares                          (1,974)                 314,006
   Proceeds from demand loans                                  7,469,141                5,977,079
   Repayments on demand loans                                   (417,340)              (2,199,696)
   Financing costs paid                                         (832,998)                (557,324)
                                                            ------------             ------------
                                                               6,216,829                3,534,065
                                                            ------------             ------------
CASH FLOW FROM (USED  IN) INVESTING ACTIVITIES:
   Advance on note receivable                                          -                 (196,575)
   Additions to computer systems and office equipment            (66,256)                 (66,230)
   Business acquisitions (Note 4)                             (8,157,225)              (4,611,292)
                                                            ------------             ------------
                                                              (8,223,481)              (4,874,097)
                                                            ------------             ------------
EFFECT OF  FOREIGN EXCHANGE                                      258,939                   10,182
                                                            ------------             ------------
INCREASE (DECREASE)IN CASH
   DURING THE YEAR                                            (1,587,719)              (1,729,745)
CASH AND CASH EQUIVALENTS, beginning of year                   1,989,663                3,719,408
                                                            ------------             ------------
CASH AND CASH EQUIVALENTS, end of year                      $    401,944                1,989,663
                                                            ------------             ------------
CASH AND CASH EQUIVALENTS is comprised of
   Cash                                                     $    401,944             $    679,006
   Term deposits                                            $          -             $  1,310,657
                                                            ============             ============
                                                            $    401,944             $  1,989,663
                                                            ============             ============

SUPPLEMENTAL CASH FLOW INFORMATION
   Income taxes paid                                        $          -             $          -
   Interest paid                                            $  1,390,222             $    382,766
                                                            ============             ============

See accompanying notes to the consolidated financial statements.

ANTHONY CLARK INTERNATIONAL INSURANCE BROKERS LTD.

NOTES TO THE CONSOLIDATED
FINANCIAL STATEMENTS

            March 31, 2005 and 2004
            (Expressed in Canadian dollars)

            1.    NATURE OF OPERATIONS

                  Anthony Clark International Insurance Brokers Ltd. (the "Company") operates general insurance brokerages in Canada and the United States.

            2.    ACCOUNTING POLICIES

            BASIS OF PRESENTATION

                  These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP") and include the accounts of the Company and its wholly-owned subsidiaries. All intercompany transactions and balances have been eliminated on consolidation.

            USE OF ESTIMATES

                  Significant estimates used in the preparation of these financial statements include the collectibility of accounts receivable, the allocation of the purchase price on business acquisitions, the valuation of reporting units when testing the recoverability of goodwill and intangible assets, the estimated useful lives of tangible and intangible assets and the fair value of stock-based compensation.

            REVENUE RECOGNITION

                  Commission revenue, which is earned by the placement of insurance policies with underwriters, is recognized as of the effective date of each policy provided that collection is believed to be reasonably assured. Contingent commissions are based on the underwriters' profitability on insurance policies placed by the Company and are recognized when received.

            COMPUTER SYSTEMS AND OFFICE EQUIPMENT

                  Computer systems and office equipment are carried at cost less accumulated depreciation. Depreciation is provided using the following rates and methods:

                     Computer equipment and software  -  30% declining balance
                     Corporate website                -  3 years straight-line
                     Furniture and equipment          -  20% declining balance

            IMPAIRMENT OF LONG-LIVED ASSETS

                  Long-lived assets are assessed for impairment when events and circumstances warrant. The carrying value of a long-lived asset is impaired when the carrying amount exceeds the estimated undiscounted net cash flow from use and fair value. In that event, the amount by which the carrying value of an impaired long-lived asset exceeds its fair value is charged to earnings.

            BUSINESS COMBINATIONS

                  Business acquisitions are accounted for using the purchase method whereby the fair value of consideration given is allocated to identifiable assets acquired and liabilities assumed. The results of operations and cash flows of an acquired business are included in the Company's financial statements from the date of acquisition. Where the consideration given is subject to contingent adjustment based on future periods' operating results, such adjustment is recognized in the period the contingency is resolved.

Notes to the consolidated financial statements continued

            CUSTOMER ACCOUNTS

                  Acquired customer accounts are carried at cost less accumulated amortization. Amortization is provided on a straight-line basis over estimated useful lives of between two and seventeen years. The carrying value of customer accounts is periodically assessed for impairment in accordance with the Company's accounting policy for impairment of long-lived assets.

            GOODWILL

                  Goodwill results from business combinations and represents the excess of the consideration given over the fair value of identifiable net assets acquired. Goodwill is not subject to amortization but is subject to an impairment test that is performed at least annually.

            NON-COMPETITION AGREEMENTS

                  Non-competition agreements are secured at the time of business combinations and are recognized at their estimated fair value at the date of acquisition. Amortization is provided on a straight-line basis over their estimated useful lives of between six and ten years. Impairment is periodically assessed in accordance with the Company's policy for impairment of long-lived assets.

            DEFERRED FINANCING COSTS AND DEBT DISCOUNTS

                  Deferred financing costs and debt discounts are amortized over the term of the related indebtedness using the effective interest rate method. If the related debt becomes due on demand or is settled earlier, the related balance of unamortized deferred financing costs and debt discounts are charged to earnings.

            FOREIGN CURRENCY TRANSLATION

                  The Company uses the current rate method under which the assets and liabilities of self-sustaining foreign operations are translated into Canadian dollars at the exchange rate in effect at the balance sheet date. Revenues and expenses are translated using weighted average exchange rates for the year. Foreign currency translation gains and losses are shown as a separate component of shareholders' equity.

            EARNINGS (LOSS) PER SHARE

                  Earnings (loss) per share is determined using the weighted average number of common shares outstanding during the year, which amounted to 7,955,153 (2004 - 7,713,980) common shares. Diluted earnings (loss) per share is calculated using the treasury stock method, which assumes proceeds from the exercise of stock options and warrants would be used to purchase common shares at the average market price for the year. Diluted earnings (loss) per share has not been presented separately as the effect of common shares issuable on exercise of issued stock options would be anti-dilutive.

            STOCK-BASED COMPENSATION

                  Stock-based compensation is accounted for at fair value as determined by the Black-Scholes option pricing model using amounts that are believed to approximate the volatility of the trading price of the Company's stock, the expected lives of awards of stock-based compensation, the fair value of the Company's stock and the risk-free interest rate. The estimated fair value of awards of stock-based compensation are charged to expense as awards vest, with offsetting amounts recognized as contributed surplus.

            INCOME TAXES

                  Income taxes are recorded using the liability method. Under this method, current income taxes are recognized for the estimated income taxes payable for the year. Future income tax assets and liabilities are recognized for the estimated income tax consequences attributable to differences between the financial statement carrying amounts of assets and liabilities and their respective income tax bases. Future income tax assets and liabilities are recognized using enacted or substantively enacted income tax rates. Future income tax assets are recognized with respect to deductible temporary differences and loss carryforwards only to the extent their realization is considered more likely than not.

Notes to the consolidated financial statements continued

            3.    CHANGE IN ACCOUNTING POLICY

            STOCK-BASED COMPENSATION

                  Effective on April 1, 2004 the Company adopted the guidance in
                  Section 3870 "Stock-Based Compensation and Other Stock-Based Payments" of the CICA Handbook. As permitted, the Company adopted Section 3870 on a retroactive basis but has adjusted opening retained earnings of the current year for the cumulative effect of adoption on prior years. The comparative figures for the fiscal year ended March 31, 2004 have therefore not been restated to reflect this change in accounting policy.

            4.    BUSINESS ACQUISITIONS

            YEAR ENDED MARCH 31,2005

                  During the year the Company acquired the net assets of two insurance brokerages known as "Vinciguerra", located in Virginia, and "Schuneman" located in Illinois. Purchase consideration of $ 10,100,831 (U.S.$ 8,228,463) was given to effect these acquisitions. Both acquisitions are subject to contingent adjustment based on future commission revenue, though in both acquisitions the purchase consideration may only be reduced. Goodwill attributed to both acquisitions is expected to be deductible for income tax purposes.

                  The results of operations and cash flows of the acquired businesses are included in these financial statements from the closing dates of the acquisitions, which are September 8, 2004 for Vinciguerra and January 12, 2005 for Schuneman.

                  The consideration given has been allocated to acquired identifiable assets and liabilities as follows based on the foreign exchange rates in effect on the dates of closing.

                                        Vinciguerra        Schuneman        Total
                                        -----------        ----------    -----------
Customer accounts                       $ 1,855,983        $  227,906    $ 2,083,889
Computer systems and equipment               64,390            36,759        101,149
Non-competition agreements                  160,975            34,308        195,283
Goodwill                                  6,978,094           823,504      7,801,598
Other                                         6,439                 -          6,439
Liabilities assumed                         (87,527)                -        (87,527)
                                        -----------        ----------    -----------
                                        $ 8,978,354        $1,122,477    $10,100,831
                                        ===========        ==========    ===========

CONSIDERATION PAID:

Cash                                    $ 7,857,638        $  299,588    $ 8,157,226
Fair values of notes payable              1,120,716           822,889      1,943,605
                                        -----------        ----------    -----------
                                        $ 8,978,354        $1,122,477    $10,100,831
                                        ===========        ==========    ===========

                  The notes issued in connection with the Vinciguerra and Schuneman acquisitions are at rates of interest that were determined to be below the estimated market rate of interest for indebtedness with similar terms and credit quality. These notes have therefore been accounted for at their discounted fair values.

                  During the year ended March 31, 2005 the contingent adjustment related to John's, see below, was resolved, and the purchase consideration was reduced by $ 9,083 (U.S.$ 7,509).

Notes to the consolidated financial statements continued

      YEAR ENDED MARCH 31,2004

            During the year the Company acquired the net assets of two insurance brokerages known as "Vista" and "John's", both of which are located in California. Purchase consideration of $ 8,600,642 (U.S.$ 6,515,638) was given to effect these acquisitions. The Vista acquisition is subject to contingent adjustment based on commission revenue earned in the second year and the fifth year after closing. This additional consideration cannot be reasonably estimated and will therefore be accounted for when the contingency is resolved. Goodwill attributed to both acquisitions is expected to be deductible for income tax purposes.

            The results of operations and cash flows of the acquired businesses are included in the financial statements from the closing dates of the acquisitions, which are October 17, 2003 for Vista and November 6, 2003 for John's. The consideration given was allocated to acquired identifiable assets and liabilities as follows based on the foreign exchange rates in effect at the dates of closing.

                                          Vista        John's       Total
                                       -----------  -----------  ----------
Customer accounts                      $ 2,481,432  $ 1,372,120  $3,853,552
Computer systems and office equipment      136,706      45,941      182,647
Non-competition agreements                 523,992      179,826     703,818
Goodwill                                 3,038,638      885,122   3,923,760
Obligation under capital lease             (63,135)           -     (63,135)
                                       -----------  -----------  ----------
                                       $ 6,117,633  $ 2,483,009  $8,600,642
                                       ===========  ===========  ==========

CONSIDERATION PAID:

Cash                                   $ 2,357,618  $ 2,253,674  $4,611,292
Fair values of notes payable             3,760,015      229,335   3,989,350
                                       -----------  -----------  ----------
                                       $ 6,117,633  $ 2,483,009  $8,600,642
                                       ===========  ===========  ==========

            The note issued in connection with the Vista acquisition is at a rate of interest that was determined to be below the estimated market rate of interest for indebtedness with similar terms and credit quality. This note has therefore been accounted for at its discounted fair value.

      5. RESTRICTED CASH

            During the year ended March 31, 2005 the Company settled an outstanding legal judgment for a cash payment of $ 450,000. As at March 31, 2004 the Company had provided for the full amount of the judgment, $ 522,619 and had paid that amount into trust. During 2005 the difference of $ 72,619 was recovered.

      6. NOTE RECEIVABLE

            The amount due from a corporation controlled by an officer of the subsidiary is due on demand, does not bear interest and is denominated in U.S. dollars (U.S.$ 150,000). The amount due is collateralized by a pledge of assets.

Notes to the consolidated financial statements continued

      7. DUE FROM DIRECTOR

            The amount due from an officer and director bears interest at the Royal Bank of Canada's prime rate of interest and is collateralized by a pledge of marketable securities and a pledge of other personal assets. The amount is repayable on demand but the Company does not anticipate requesting full repayment during the 2006 fiscal year.

      8. COMPUTER SYSTEMS AND OFFICE EQUIPMENT

                                                    2005
                                  --------------------------------------
                                                Accumulated
                                     Cost      depreciation      Net
                                  ----------   ------------   ----------
Computer equipment and software   $  885,741   $    654,360   $  231,381
Furniture and equipment              398,481        230,420      168,061
Corporate website                      9,245          9,245            -
                                  ----------   ------------   ----------
                                  $1,293,467   $    894,025   $  399,442
                                  ==========   ============   ==========

                                                   2004
                                  --------------------------------------
                                                Accumulated
                                     Cost      depreciation       Net
                                  ----------   ------------   ----------
Computer equipment and software   $  805,876   $    569,390   $  236,486
Furniture and equipment              334,434        195,920      138,514
Corporate website                      9,245          7,705        1,540
                                  ----------   ------------   ----------
                                  $1,149,555   $    773,015   $  376,540
                                  ==========   ============   ==========

            Included in computer systems and office equipment are assets under capital lease with a cost of $45,693 (2004 - $26,518) net of accumulated depreciation of $15,078 (2004 - $7,425).

      9. CUSTOMER ACCOUNTS

                                      2005          2004
                                  -----------  ------------
Cost                              $ 8,719,481  $  7,069,520
Accumulated amortization           (3,040,982)   (2,042,119)
                                  -----------  ------------
                                  $ 5,678,499  $  5,027,401
                                  ===========  ============

      10. DEFERRED FINANCING COSTS

                                     2005         2004
                                  ----------   ---------
Cost                              $        -   $ 476,727
Accumulated amortization                   -      (2,280)

                                  ----------   ---------
                                  $        -   $ 474,447
                                  ==========   =========

            During the year ended March 31, 2005 the Company charged all deferred financing costs to earnings as discussed in Note 12.

Notes to the consolidated financial statements continued

      11 . NON-COMPETITION AGREEMENTS

                                                           2005         2004
                                                        ---------   -----------
Cost                                                    $ 830,300   $   703,818
Accumulated amortization                                 (124,410)      (40,267)
                                                        ---------   -----------
                                                        $ 705,890   $   663,551
                                                        =========   ===========

      12. DEMAND LOANS

                                                                                        2005          2004
                                                                                     -----------  ------------
Due on demand (U.S.$ 3,500,000) with interest at the prime rate of interest plus
   8% per annum, with interest only payments until March 24, 2005 and then repayable in monthly payments of approximately $ 95,000 including principal and interest, due on March 22, 2011 and collateralized by a pledge of all assets of
   the Company and cash held in escrow.                                              $ 4,233,600  $  4,586,749

Cash held in escrow (U.S.$ 500,000)                                                     (609,306)     (655,274)
                                                                                     -----------  ------------
                                                                                       3,624,294     3,931,475
                                                                                     ===========  ============
Due on demand (U.S.$ 2,901,558) with interest at the prime rate of interest plus 2%
   per annum, with interest only payments until June 14, 2006 and then repayable in monthly payments of $ 103,446 including principal and interest, due on June 14,
   2009 and collateralized by a pledge of all assets of the Company.                   3,509,728             -
                                                                                     -----------  ------------
Note payable (U.S.$ 3,250,000) with interest at 14% per annum, with interest only payments, due on August 31, 2008 and
   collateralized by a pledge of certain assets of the Company.                        3,931,200             -
                                                                                     -----------  ------------

Note payable without interest, repaid on December 31, 2004.                                    -       228,969
                                                                                     -----------  ------------

Note payable (U.S.$ 900,497) with interest at 7% per annum and repayable in monthly payments of $ 23,951 including principal and interest, due on August 31,
   2009 and collateralized by a pledge of certain assets of the Company.               1,089,241             -
                                                                                     -----------  ------------

Note payable (U.S.$ 1,155,000) with interest at 8% per annum and repayable in monthly payments of $ 28,328 including principal and interest, that do not begin until January 1, 2008, due on December 31, 2012 and collateralized by a pledge of
   certain assets of the Company.                                                      1,397,088             -
                                                                                     -----------  ------------

Note payable (U.S.$ 3,284,982) to a trust of which an officer of the Company's subsidiary is a trustee, with interest at 7% per annum and repayable in monthly payments of $ 49,366 including principal and interest, due on September 30, 2013 and collateralized by a pledge of certain assets of the Company. No payments have been made since August 2004 as the lending agreement provides for secession
   of payments based on available working capital.                                     3,973,513     4,444,379
                                                                                     -----------  ------------

   Unamortized discount provided at 12% market rate                                            -      (823,484)
   of interest
                                                                                     -----------  ------------
                                                                                       3,973,513     3,620,895
                                                                                     -----------  ------------
Long-term portion                                                                     17,525,064     7,781,339
                                                                                               -    (7,318,804)
                                                                                     -----------  ------------
                                                                                     $17,525,064  $    462,535
                                                                                     -----------  ------------

Notes to the consolidated financial statements continued

            During the year the Company and its creditors entered into agreements that define the rights and priorities of each creditor in respect of the Company's collateral in the event of default. These agreements impose no additional material obligations on the Company.

            COMPLIANCE WITH LENDING COVENANTS

            During the year ended March 31, 2005 the Company was not in compliance with certain of the covenants provided by certain of its credit facilities. As is required by Canadian generally accepted accounting principles, the Company reclassified its long-term debt as current liabilities as a result of these covenant violations. All unamortized deferred financing costs and unamortized debt discounts were also charged to earnings (see Note 20). Subsequent to year end, one creditor furnished formal notice of default effective as of February 28, 2005. See Note 23.

      13. OBLIGATIONS UNDER CAPITAL LEASES

                                                               2005          2004
                                                            ----------    ----------
Obligation under capital lease, bearing interest at 9.78%
   per annum and secured by the assets under lease          $   12,444    $   17,624
Obligation under capital lease, bearing
   interest at 15% per annum and secured by the
   assets under lease                                           27,522        45,254
                                                            ----------    ----------
                                                                39,966        62,878
Current portion                                                (20,735)      (22,912)
                                                            ----------    ----------
                                                            $   19,231    $   39,966
                                                            ==========    ==========

      14. SHARE CAPITAL

         Authorized
             Unlimited common shares without par value

                                   2005                       2004
                         -----------------------    -----------------------
                           SHARES       AMOUNT        SHARES       AMOUNT
                         ----------   ----------    ----------   ----------
Issued
Beginning of year         7,955,153   $9,897,116     7,692,055   $9,687,132
Common shares issued
 for private placement            -            -       263,098      336,765
Fair value of stock
 purchase warrants                -            -             -     (104,022)

Share issue costs                 -       (1,974)            -      (22,759)
                          ---------   ----------     ---------   ----------
                          7,955,153   $9,895,142     7,955,153   $9,897,116
                          =========   ==========     =========   ==========

            During the year ended March 31, 2004 the Company issued 263,098 units on a private placement basis for cash of $ 336,765 ($ 1.28 per unit) and paid costs of issue of $ 24,733. Each unit was comprised of one common share and one share purchase warrant. Each share purchase warrant is exercisable into one common share at $ 1.60 per common share until February 28, 2006. No share purchase warrants were exercised during the year ended March 31, 2005.

Notes to the consolidated financial statements continued

      15. STOCK-BASED COMPENSATION

            The Company has an incentive stock option plan which provides for the award of stock options to directors, officers, employees and consultants. A maximum of 1,309,811 common shares are reserved under the plan. The terms and exercise prices of all stock option awards are determined by the directors at the time of issue. All stock options awarded prior to March 31, 2001 vested immediately. Stock options awarded during the year ended March 31, 2002 vest over periods of up to five years. All stock options awarded during the years ended March 31, 2004 and 2005 vested immediately.

            Changes in stock options during the years ended March 31, 2005 and 2004 are as follows:

                                         2005                    2004
                                ---------------------  ----------------------
                                             WEIGHTED                WEIGHTED
                                             AVERAGE                 AVERAGE
                                  NUMBER     EXERCISE     NUMBER     EXERCISE
                                OF OPTIONS    PRICE     OF OPTIONS     PRICE
                                ----------  ---------  -----------  ---------
Outstanding, beginning of year   1,308,811  $    1.23      984,400   $   1.37
Awarded                            520,000       1.10      334,411       0.82
Cancelled                           (4,000)     (1.00)     (10,000)     (1.00)
Expired                           (534,400)     (1.69)           -          -
                                 ---------  ---------    ---------  ---------
Outstanding, end of year         1,290,411  $    1.00    1,308,811  $    1.23
                                 =========  =========    =========  =========
Exercisable, end of year         1,277,411  $    1.00    1,244,611  $    1.25
                                 =========  =========    =========  =========

      The following table sets forth information relating to stock options outstanding as at March 31, 2005:

                                   WEIGHTED
                       NUMBER       AVERAGE    WEIGHTED     NUMBER     WEIGHTED
          RANGE OF  OUTSTANDING   REMAINING     AVERAGE   EXERCISABLE   AVERAGE
          EXERCISE  AT MARCH 31,  CONTRACTUAL  EXERCISE  AT MARCH 31,   EXERCISE
EXPIRY     PRICES       2005         LIFE        PRICE       2005        PRICE
--------  --------  ------------  -----------  --------  ------------  ---------
10/26/06  $   1.00      431,000       1.58     $   1.00      420,500   $    1.00
03/18/07      1.15        5,000       1.96         1.15        2,500        1.15
08/29/08      0.81      319,411       3.42         0.81      319,411        0.81
08/29/08      1.00       15,000       3.42         1.00       15,000        1.00
08/05/09      1.10      505,000       4.33         1.10      505,000        1.10
08/16/09      1.25       15,000       4.33         1.25       15,000        1.25
--------  --------    ---------       ----     --------    ---------   ---------
    $0.81 to $1.25    1,290,411       3.17     $   1.00    1,277,411   $    1.00
========= ========   ==========       ====     ========    =========   =========

            The fair value of stock options awarded to employees, directors and consultants was estimated on the dates of awards using the Black-Scholes option pricing model with the following assumptions:

                            2005      2004
                          -------   -------
Risk-free interest rate      2.6%      2.6%
Estimated volatility          93%       64%
Expected lives            5 years   5 years

            The average fair value of stock options awarded during the 2005 and 2004 fiscal years, as calculated using the Black-Scholes option pricing model, was $ 0.79 and $ 0.45 per stock option.

            The Black-Scholes option pricing model was developed for use in estimating the fair value of stock options that have no vesting provisions and are fully transferable. Also, option pricing models require the use of estimates and assumptions including expected volatility. The Company uses expected volatility rates which are based upon historical volatility rates. Changes in the underlying assumptions can materially affect these fair value estimates.

Notes to the consolidated financial statements continued

      16. RELATED PARTY TRANSACTIONS

            The Company enters into transactions with related parties from time to time in the normal course of business. Related party transactions are measured at the exchange amount, being the amount of consideration established and agreed to between the related parties, unless otherwise noted.

            Included in accounts payable and accrued liabilities is $ 159,014 (2004 - $ Nil) of accrued interest due to a corporation controlled by an officer of the subsidiary.

            Two directors are also partners with law partnerships. During the year the Company incurred $ 231,601 (2004 $ 298,296) of legal fees with these law partnerships.

            During the year the Company paid $ 246,831 (2004 - $ 322,146) to a trust, of which an officer of the Company's subsidiary is a trustee, comprised of $ 118,154 (2004 - $ 222,255) representing interest on a note payable and $ 128,677 (2004 - $ 99,696) of principal.

            The Company processes certain of its insurance policy sales through facilities owned by an officer of the subsidiary. During the year the Company processed $ 2,377,971 (2004 - $ 1,307,446) of revenue through this arrangement, incurred payroll costs, rent and overhead of $ 3,053,440 (2004 - $ 1,462,369) and paid for the purchase of office equipment of $ 40,984 (2004 - $ 46,103). Accounts receivable includes $ 60,408 (2004 - accounts payable of $ 60,832) in connection with this arrangement.

            See Notes 6, 7 and 12.

      17. FINANCIAL INSTRUMENTS

            The Company's financial instruments consist of cash and cash equivalents, accounts receivable, an amount due from a director, a note receivable, accounts payable and accrued liabilities, demand loans and obligations under capital leases.

            FAIR VALUE

            The carrying values of cash and cash equivalents, accounts receivable and accounts payable and accrued liabilities approximate their fair values due to the relatively short periods to maturity of the instruments. The fair value of the amount due from a director, demand loans and the obligations under capital leases are approximated by their carrying values as these items bear market rates of interest. The fair value of the note receivable is not practicably determinable as the amount is due from a related party.

            CREDIT RISK

            The Company financial instruments that are exposed to concentrations of credit risk consist primarily of cash and cash equivalents and accounts receivable. Cash and cash equivalents are in place with major financial institutions. Concentrations of credit risk with respect to accounts receivable are limited due to the large number of customers. The Company has evaluation and monitoring processes in place and writes off accounts when they are determined to be uncollectible.

            FOREIGN CURRENCY RISK

            The Company conducts business operations in the United States and has U.S. dollar denominated indebtedness and is therefore exposed to cash flow risks associated with fluctuations in the relative value of the Canadian and U.S. dollar. The Company does not engage in hedging activities or use financial instruments to reduce its risk exposure.

            INTEREST RATE RISK

            Certain of the Company's indebtedness bears interest at floating rates of interest, which exposes the Company to interest rate cash flow risk. Should the base rate of interest increase in the future, the Company's required interest payments will also increase.

Notes to the consolidated financial statements continued

      18. INCOME TAXES

            Income tax expense or recovery is the sum of the Company's provision for current income taxes and the difference between the opening and ending balances of its future income tax assets and liabilities.

            The provision for income tax differs from the result which would have been obtained by applying the statutory income tax rate of 33.6% (2004 - 36.62%) to the Company's net income (loss) before income taxes. The difference results from the following items:

                                                        2005         2004
                                                    -----------   ----------
Expected tax expense (recovery)                     $(1,501,971)  $ (385,059)
Effect of income tax rate changes on future
  income taxes                                                -       (5,924)
Non-deductible impairment of debt discounts             480,031            -
Net non-deductible portion of financing costs           417,148            -
Net unrecognized benefit of loss carryforwards          999,558      287,449
Non-deductible stock-based compensation                 138,188            -
Net effect of deductible goodwill and intangibles      (377,163)           -
Other                                                    (4,611)      (8,644)
                                                    -----------   ----------
                                                    $   151,180   $ (112,178)
                                                    -----------   ----------

      The tax effects of temporary differences that give rise to significant portions of the future tax assets and liabilities at March 31, 2005 and 2004 are as follows:

                                             2005          2004
                                          ----------    ----------
FUTURE INCOME TAX ASSETS
  Customer accounts, with tax basis       $  199,478    $   38,990
  Share issue costs                                -        40,690
  Other assets                                33,067            55
  Non capital losses                       1,326,180       502,038
  Computer systems and office equipment            -         1,633
  Valuation allowance                     (1,279,658)     (352,141)
                                          ----------    ----------
                                             279,067       231,265
                                          ----------    ----------

FUTURE INCOME TAX LIABILITIES
  Goodwill                                  (255,038)      (42,519)
  Customer accounts, without tax basis      (340,939)     (418,353)
                                          ----------    ----------
                                            (595,977)     (460,872)
                                          ----------    ----------

NET FUTURE INCOME TAX LIABILITY           $ (316,910)   $ (229,607)
                                          ==========    ==========

            As at March 31, 2005, the Company has accumulated U.S. net operating losses of approximately $ 3,132,000, which can be carried forward and charged against future taxable income. A valuation allowance has been provided for these future income tax assets as there is no reasonable assurance the potential benefit of these losses will be realized. These losses expire principally in 2024 and 2025.

Notes to the consolidated financial statements continued

      19. COMMITMENTS

            The Company leases office premises under operating leases that expire at various dates during the 2006 through 2008 fiscal years. The Company's minimum lease payments under the agreements are as follows:

2006                        $ 712,203
2007                          250,212
2008                           27,283
                            ---------
                            $ 989,698
                            =========

      20. INTEREST AND FINANCING COSTS

                                                                2005         2004
                                                             ----------   ----------
CANADIAN OPERATIONS
   Interest and financing costs on Paragon
      term loan repaid                                       $        -   $  274,866
   Interest on obligations under capital lease                    1,410        1,701
                                                             ----------   ----------
                                                                  1,410      276,567
                                                             ==========   ==========

U.S. OPERATIONS
   Amortization of discount on reclassified long-term debt      166,489       62,625
   Interest and loan fees on long-term debt                   1,596,851      186,520
   Amortization of financing costs                              230,199      412,887
   Impairment of discount on reclassified long-term debt      1,428,664            -
   Impairment of deferred financing costs on reclassified
      long-term debt                                          1,111,033            -
   Interest on obligations under capital lease                    4,622        2,554
                                                             ----------   ----------
                                                              4,537,858      664,586
                                                             ----------   ----------
                                                             $4,539,268   $  941,153
                                                             ==========   ==========

Notes to the consolidated financial statements continued

      21. SEGMENT DISCLOSURES

            The Company operates in two geographic regions, Canada and the United States. There were no inter-segment transactions during the reporting periods:

                                      Twelve months ended                          Twelve months ended
                                          March 31, 2005                              March 31, 2004
                         ------------------------------------------   ------------------------------------------
Operating Segments         Canada            US        Consolidated      Canada           US        Consolidated
----------------------   ------------   ------------   ------------   ------------   ------------   ------------
Revenue                  $  5,189,302   $  7,871,042   $ 13,060,344   $  5,489,636   $  1,979,923   $  7,469,559
Net earnings                  (70,047)    (4,400,107)    (4,470,154)      (189,146)      (862,352)    (1,051,498)
Identifiable assets         4,198,839     17,663,500     21,862,339      5,490,449     10,718,636     16,209,085
Additions to:
   Computer systems
   and office
   equipment                    7,755         58,501         66,256         21,797         44,433         66,230
   Goodwill (Note 4)                -      7,801,598      7,801,598              -      3,923,760      3,923,760
Depreciation and
   amortization               266,328      1,037,539      1,303,867        284,211        196,814        481,025
Interest and financing
   costs                        1,410      4,537,858      4,539,268        276,567        664,586        941,153
Computer systems and
   office equipment
   and goodwill             1,705,067     11,219,709     12,924,776      1,745,839      4,089,886      5,835,725

      22. COMPARATIVE FIGURES

            Certain 2004 comparative figures have been reclassified to conform to the presentation used in the current year.

      23. SUBSEQUENT EVENTS

            On June 15, 2005, the Company closed a U.S.$ 25,000,000
            ($ 30,750,000) secured debt financing arrangement with United States lenders, Bridge Healthcare Finance, LLC and Bridge Opportunity Finance, LLC (collectively, the "Lenders") whereby the Lenders have agreed to provide a U.S.$ 25,000,000 ($ 30,750,000) five year term loan facility (the "Facility") to the Company.

            The Company can borrow an aggregate amount, not to exceed at any time outstanding, three times the trailing twelve month adjusted Earnings Before Interest, Income taxes, Depreciation and Amortization ("EBITDA"). The Facility will mature on June 15, 2010. Principal repayments are based upon an excess cash flow availability formula. Interest is payable monthly calculated at the rate of prime plus 6.25% per annum, but at no time less than 12% per annum, with an effective rate reduction of 1.5% and 2.5% for new equity raised of U.S.$ 3.0 million and U.S.$ 5.0 million respectively. As additional consideration for providing the Facility, the Company has issued the Lenders a total of 1,439,128 warrants exercisable to purchase 1,439,128 common shares at a price of $ 0.80 per share until June 15, 2010.

            The Facility has been fully guaranteed and collateralized by the Company.

            The initial term loan proceeds of U.S.$ 7,527,105 were used to repay the credit facilities that were in default as of March 31, 2005 in the amount of U.S.$ 6,458,460, and pay the costs of U.S.$ 1,515,000 incurred in relation to the Facility. Additional costs have been incurred for which the amounts cannot be determined at this point in time.

            The balance of the Facility may only be used to fund permitted acquisitions within the United States.

FIVE YEAR SUMMARY

Years ended March 31,                            2005          2004         2003        2002         2001
-----------------------------------------    ------------  ------------  ----------  ----------  -----------
OPERATIONS
Revenue                                      $ 13,060,344     7,469,559   5,175,072   4,449,628    3,894,115
Earnings before interest, taxes,
   depreciation and amortization (EBITDA)        1,524,161       258,502     552,778     445,029      251,034
Interest and financing costs                   (4,539,268)     (941,153)   (285,720)     (9,540)      (9,614)
Depreciation and amortization                  (1,303,867)     (481,025)   (609,546)   (343,172)    (255,778)
Income Taxes                                     (151,180)      112,178     (13,313)    (10,830)      79,369
Net (Loss) Earnings                          $ (4,470,154)   (1,051,498)   (355,801)     81,487       65,011
                                             ------------  ------------  ----------  ----------  -----------
Earnings (Loss) Per Share                    $      (0.56)        (0.14)      (0.05)       0.01         0.01

FINANCIAL POSITION
Current Assets                               $  2,331,734     3,971,386   4,972,921   5,059,540    5,143,318
Computer Systems and office equipment             399,442       376,540     212,265     522,085      575,622
Customer Accounts  Cost                         8,719,481     7,069,520   3,215,968   4,964,654    4,279,148
     Accumulated Amortization                  (3,040,982)   (2,042,119) (1,653,901) (1,879,645)  (1,692,294)
                                             ------------  ------------  ----------  ----------  -----------
                                                5,678,499     5,027,401   1,562,067   3,085,009    2,586,854
Goodwill                                       12,525,334     5,459,185   1,574,832           -            -

Non-competition agreements                        705,890       663,551           -           -            -
Deferred financing costs                                -       474,447     340,193           -            -
Total Assets                                 $ 21,862,339    16,209,085   8,662,278   8,666,634    8,305,794
                                             ------------  ------------  ----------  ----------  -----------

Current Liabilities                          $ 19,117,229     2,122,611   1,062,058     796,074      751,724
Long Term Debt                                          -     7,318,804      17,624     118,548       13,105
Future Income Taxes                               316,910       229,607     346,162     734,661      359,405

Shareholders' Equity                            2,408,969     6,498,097   7,236,434   7,017,351    7,181,560
Total Liabilities and Shareholders' Equity   $ 21,862,339    16,209,085   8,662,278   8,666,634    8,305,794
                                             ------------  ------------  ----------  ----------  -----------

Cash and cash equivalents, end of year       $    401,944     1,989,663   3,719,408   3,777,087    4,125,564

SHAREHOLDER INFORMATION
Common Shares Outstanding at year end           7,955,153     7,955,153   7,692,055   7,692,055    7,725,455

                        [PICTURE OF COMPANY INFORMATION]

COMPANY INFORMATION

                                                AUDITORS, REGISTRAR AND
HEAD OFFICE                                     TRANSFER AGENT
Suite 355, 10333 Southport Rd. SW
Calgary, Alberta, Canada,                       D&H Group LLP
T2W 3X6                                         10th Floor, 1333 West Broadway
Telephone: (403) 278-8811                       Vancouver, BC
Fax: (403) 225-5745                             V6H 4CI
www.anthonyclk.com                              www.dhgroup.ca

INVESTOR RELATIONS                              The transfer agent and registrar for the Shares is

Press Contacts - North America                  The CIBC Mellon Trust Company,
Barry Kaplan                                    600, 333 - 7th Avenue, S.W.,
Barry Kaplan Associates,                        Calgary, Alberta, T2P 2ZI.
New Jersey
Telephone: (732) 747-0702                       LEGAL COUNSEL
Email: smallkap@aol.com
                                                Axium Law Group
Anthony Clark International Insurance           Vancouver, British Columbia
Brokers Ltd.
Mr. Tony Consalvo, C.O.O.                       Demiantschuk Milley Burke & Hoffinger
Telephone: (403) 225-5100                       Calgary, Alberta
Email: tony.consalvo@aclarkinsurance.com
                                                INVESTMENT BANKER

TRADING SYMBOLS                                 GVC Financial Services, LLC
                                                California, USA
Toronto Stock Exchange:ACL
Nasdaq OTCBB:ACKBF

                                                     [LOGO OF ACI]
                                                     ANTHONY CLARK INTERNATIONAL
                                                     INSURANCE BROKERS LTD.

DIRECTORS & OFFICERS

[PHOTO OF PRIMO     [PHOTO OF TONY CONSALVO]   [PHOTO OF MAHESH BHATIA]

PODORIESZACH]       Tony Consalvo              Mahesh Bhatia
Primo               Director &                 Chief Financial
Podorieszach        Chief Operating            Officer
Director,           Officer
President, Chief
Executive Officer
and Chairman of
the Board

[PHOTO OF DOUGLAS [PHOTO OF JOSEPH [PHOTO OF PATTI [PHOTO OF NORMAND [PHOTO OF
FARMER]           GIUFFRE]         RUNNALLS]       COURNOYER]        THOMAS

Douglas Farmer    Joseph Giuffre   Patti Runnalls  Normand           MILLEY]
Director          Director         Director        Cournoyer         Thomas
                                                   Director          Milley
                                                                     Director

OFFICES

THE COMPANY'S HEAD OFFICE AND

PRINCIPAL BUSINESS OFFICE IS LOCATED AT

SUITE 355, 10333 SOUTHPORT ROAD S.W.,

CALGARY, ALBERTA, CANADA T2W 3X6.

THE COMPANY'S REGISTERED OFFICE

IS LOCATED AT

SUITE 1200, 1015 - 4TH STREET S.W.,

CALGARY, ALBERTA, CANADA T2R IJ4.

               ANTHONY CLARK INTERNATIONAL INSURANCE BROKERS LTD.

              NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the Annual and Special Meeting of Shareholders of ANTHONY CLARK INTERNATIONAL INSURANCE BROKERS LTD. (hereinafter called the "Company") will be held in the Parkland Room at the Best Western Hospitality Inn at 135 Southland Drive, South East, Calgary Alberta, on Monday, the 15th day of August, 2005, at the hour of 10:00 a.m. (Calgary time), for the following purposes:

1. To receive the audited consolidated financial statements of the Company for the fiscal year ended March 31, 2005 (with comparative statements relating to the preceding fiscal period) together with the report of the auditors thereon;

2. To appoint the auditor and to authorize the directors to fix their remuneration;

3.    To determine the number of directors at six (6);

4.    To elect directors;

5. To consider and, if thought fit, to pass an ordinary resolution to approve, ratify and confirm the Shareholders' Rights Plan adopted by the Board of Directors of the Company on July 3, 2001 and approved by the Shareholders of the Company at the Annual and Special General Meeting of Shareholders of the Company held on August 20, 2001, as more particularly described in the accompanying information circular; and

6. To transact such further or other business as may properly come before the meeting or any adjournment or adjournments thereof.

Accompanying this Notice is the Company's annual report with its audited consolidated financial statements for the fiscal year ended March 31, 2005, an Information Circular, a form of Proxy and an Annual Return Card Form. The accompanying Information Circular provides information relating to the matters to be addressed at the meeting and is incorporated into this Notice.

Shareholders are entitled to vote at the meeting either in person or by proxy. Those who are unable to attend the meeting are requested to read, complete, sign and mail the enclosed form of proxy in accordance with the instructions set out in the proxy and in the Information Circular accompanying this Notice. Please advise the Company of any change in your mailing address.

DATED at Calgary, Alberta, this 11th day of July, 2005.

                              BY ORDER OF THE BOARD

                              "Primo Podorieszach "

                               Primo Podorieszach
                                   President

               ANTHONY CLARK INTERNATIONAL INSURANCE BROKERS LTD.
                      Suite 355, 10333 Southport Road S.W.
                                Calgary, Alberta
                                     T2W 3X6

                              INFORMATION CIRCULAR
      (Containing information as at July 11, 2005 unless otherwise stated)

SOLICITATION OF PROXIES

This Information Circular is furnished in connection with the solicitation of proxies by the management of Anthony Clark International Insurance Brokers Ltd. (the "Company") for use at the Annual and Special Meeting of Shareholders of the Company (and any adjournment thereof) to be held on Monday, August 15, 2005 at the time and place and for the purposes set forth in the accompanying Notice of Meeting. While it is expected that the solicitation will be primarily by mail, proxies may be solicited personally or by telephone by the regular employees of the Company at nominal cost. All costs of solicitation by management will be borne by the Company.

The contents and the sending of this Information Circular have been approved by the directors of the Company.

APPOINTMENT AND REVOCATION OF PROXIES

The individuals named in the accompanying form of proxy are directors of the Company. A SHAREHOLDER WISHING TO APPOINT SOME OTHER PERSON (WHO NEED NOT BE A SHAREHOLDER) TO REPRESENT HIM AT THE MEETING HAS THE RIGHT TO DO SO, EITHER BY STROKING OUT THE NAMES OF THOSE PERSONS NAMED IN THE ACCOMPANYING FORM OF PROXY AND INSERTING THE DESIRED PERSON'S NAME IN THE BLANK SPACE PROVIDED IN THE FORM OF PROXY OR BY COMPLETING ANOTHER FORM OF PROXY. A proxy will not be valid unless the completed form of proxy is received by CIBC MELLON TRUST COMPANY of 200 Queens Quay East, Unit 6, Toronto, ON M5A 4K9, not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time for holding the meeting or any adjournment thereof.

A shareholder who has given an instrument of proxy may revoke it at any time prior to the exercise thereof. If a person who has been given a proxy attends personally at the meeting such person may revoke the proxy and vote in person. In addition to revocation in any other manner permitted by law, a proxy may be revoked by instrument in writing executed by the shareholder or his attorney authorized in writing, or if the shareholder is a company, under its corporate seal or by an officer or attorney thereof duly authorized and deposited either with the Corporate Secretary of the Company, or the CIBC Mellon Trust Company, 200 Queens Quay East, Unit 6, Toronto, ON M5A 4K9, at any time up to and including the last business day preceding the day of the meeting, or any adjournment thereof, at which the proxy is to be used, or with the Chairman of such meeting prior to the commencement of the meeting or adjournment thereof, and upon either of such deposits the proxy is revoked. The revocation of a proxy does not affect any matter on which a vote has been taken prior to the revocation.

ADVICE TO BENEFICIAL MEMBERS

Only registered members or duly appointed proxyholders are permitted to vote at the Meeting. Members who do not hold their shares in their own name (referred to herein as "Beneficial Members") are advised that only proxies from members of record can be recognized and voted at the Meeting. Beneficial Members who complete and return an instrument of proxy must indicate thereon the person (usually a brokerage house) who holds their shares as a registered member. Every intermediary (broker) has its own mailing procedure, and provides its own return instructions, which should be carefully followed. The instrument of proxy supplied to Beneficial Members is identical to that provided to registered members.

However, its purpose is limited to instructing the registered member how to vote on behalf of the Beneficial Member.

If common shares are listed in an account statement provided to a Member by a broker, then in almost all cases those shares will not be registered in such Member's name on the records of the Company. Such shares will more likely be registered under the name of the Member's broker or an agent of that broker. In Canada, the vast majority of such shares are registered under the name of CDS & Co. (the registration name for The Canadian Depository for Securities, which company acts as nominee for many Canadian brokerage firms). Common shares held by brokers or their nominees can only be voted (for or against resolutions) upon the instructions of the Beneficial Member. Without specific instructions, brokers/nominees are prohibited from voting shares for their clients. The directors and officers of the Company do not know for whose benefit the common shares registered in the name of CDS & Co. are held.

In accordance with National Instrument 54-101 of the Canadian Securities Administrators, the Company has distributed copies of the Notice of Meeting, this Information Circular and the Proxy to the clearing agencies and intermediaries for onward distribution to non-registered members. Applicable regulatory policy requires intermediaries/brokers to seek voting instructions from Beneficial Members in advance of members' meetings unless the Beneficial Members have waived the right to receive Meeting materials. Every intermediary/broker has its own mailing procedures and provides its own return instructions, which should be carefully followed by Beneficial Members in order to ensure that their common shares are voted at the Meeting. Often the form of proxy supplied to a Beneficial Member by its broker is identical to the form of proxy provided by the Company to the registered members. However, its purpose is limited to instructing the registered member how to vote on behalf of the Beneficial Member should a non-registered member receiving such a form wish to vote at the Meeting, the non-registered member should strike out the names of the Management Proxyholders named in the form and insert the non-registered member's name in the blank provided. The majority of brokers now delegate responsibility for obtaining instructions from clients to ADP Investor Communications Services ("ADP"). ADP typically applies a special sticker to the proxy forms, mails those forms to the Beneficial Members and asks Beneficial Members to return the proxy forms to ADP. ADP then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of common shares to be represented at the Meeting. A Beneficial Member receiving a Proxy with an ADP sticker on it cannot use that proxy to vote common shares directly at the Meeting - the proxy must be returned to ADP well in advance of the Meeting in order to have the common shares voted. All references to Members in this Information Circular and the accompanying form of Proxy and Notice of Meeting are to members of record unless specifically stated otherwise.

VOTING OF PROXIES

SHARES REPRESENTED BY PROPERLY EXECUTED PROXIES IN FAVOUR OF PERSONS DESIGNATED IN THE ENCLOSED FORM OF PROXY WILL BE VOTED FOR THE ELECTION OF DIRECTORS AND THE APPOINTMENT OF AUDITORS AS STATED UNDER THOSE HEADINGS IN THIS INFORMATION CIRCULAR OR WITHHELD FROM VOTING IF SO INDICATED ON THE FORM OF PROXY.

The shares represented by proxies will, on any poll where a choice with respect to any matter to be acted upon has been specified in the form of proxy, be voted in accordance with the specification made.

SUCH SHARES WILL ON A POLL BE VOTED IN FAVOUR OF EACH MATTER FOR WHICH NO CHOICE HAS BEEN SPECIFIED OR WHERE BOTH CHOICES HAVE BEEN SPECIFIED BY THE MEMBER.

The enclosed form of proxy when properly completed and delivered and not revoked confers discretionary authority upon the person appointed proxy thereunder to vote with respect to amendments or variations of matters identified in the Notice of Meeting, and with respect to other matters which may properly come before the meeting. In the event that amendments or variations to matters identified in the Notice of Meeting are properly brought before the meeting or any further or other business is properly brought before the meeting, it is the intention of the persons designated in the enclosed form of proxy to vote in accordance with their best judgment on such matters or business. At the time of the printing of this Information Circular, the management of the Company knows of no such amendment, variation or other matter which may be presented to the meeting.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

Issued and Outstanding:        7,955,153 common shares without par value*

Authorized Capital:            unlimited common shares without par value

-----------
*as of the record date July 11, 2005

The Company has prepared, as of the close of business on July 11, 2005, a list of shareholders entitled to receive the Notice of Meeting and indicating the number of common shares of the Company held by each such shareholder. A holder of common shares named in the list is entitled to vote the common shares shown opposite his name at the meeting except to the extent that such holder has transferred the ownership of his common shares after July 11, 2005, and the transferee of those shares establishes that he owns the shares and demands, not later than 10 days before the meeting, that his name be included in the list of shareholders before the meeting, in which case the transferee is entitled to vote such shares at the meeting. Any shareholder may examine the list of shareholders during usual business hours at the offices of the CIBC Mellon Trust Company, 600 The Dome Tower, 333 - 7th Avenue, Calgary, Alberta, T2P 2Z1 or at the meeting. The register of transfers will not be closed.

To the knowledge of the directors and senior officers of the Company, there are no persons or companies who beneficially own, directly or indirectly or exercise control or direction over shares carrying more than 10% of the voting rights attached to all outstanding shares of the Company.

ELECTION OF DIRECTORS

The Board of Directors presently consists of seven directors and it is intended to determine the number of directors at six and to elect six directors for the ensuing year.

The term of office of each of the present directors expires at the Annual Meeting. The persons named below will be presented for election at the meeting as management's nominees and the persons named in the accompanying form of proxy intend to vote for the election of these nominees. Management does not contemplate that any of these nominees will be unable to serve as a director. Each director elected will hold office until the next annual general meeting of the Company or until his successor is elected or appointed, unless his office is earlier vacated in accordance with the Articles of the Company, or with the provisions of the Business Corporations Act (Alberta).

In the following table and notes thereto is stated the name of each person proposed to be nominated by management for election as a director, the country in which he is ordinarily resident, all offices of the Company now held by him, his principal occupation, the period of time for which he has been a director of the Company, and the number of common shares of the Company beneficially owned by him, directly or indirectly, or over which he exercises control or direction, as at the date hereof.

       Name, Position,                    Principal Occupation and, IF NOT
    Province or State, and                 at Present an ELECTED Director,              Previous Service    Number of
    Country of Residence(1)             Occupation During the Past 5 Years(1)             as a Director     Shares(2)
----------------------------------   -----------------------------------------------   ------------------   ---------
PRIMO PODORIESZACH                   President of the Company.                         April 1, 1996          468,630
President, Chief Executive Officer
and Director
British Columbia, Canada

TONY CONSALVO                        Chief Operating Officer of the Company.           April 1, 1996          339,179
Chief Operating Officer and
Director
Alberta, Canada

JOSEPH P. GIUFFRE                    Lawyer, Partner, Axium Law Group.                 February 9, 2000        25,000
Corporate Secretary and Director
British Columbia, Canada

THOMAS E. MILLEY(4)                  Lawyer, Partner with the law firm Demiantschuk,   June 30, 1999            1,700
Director                             Milley, Burke & Hoffinger.
Alberta, Canada

DOUGLAS FARMER(3)(4)                 Branch Manager, First National Financial Corp.    September 24, 1998      47,500
Director
Alberta, Canada

NORMAND COURNOYER(3)                 Independent Insurance Consultant                  August 16, 2004          Nil
Director
Alberta, Canada

--------------------
(1) The information as to country of residence and principal occupation, not being within the knowledge of the Company, has been furnished by the respective directors individually.

(2) The information as to shares beneficially owned or over which a director exercises control or direction, not being within the knowledge of the Company, has been furnished by the respective directors individually as of July 11, 2005.

(3) Denotes member of Audit Committee. (4) Denotes member of the Compensation Committee.

The Company does not have an executive committee at present.

STATEMENT OF EXECUTIVE COMPENSATION

"Named Executive Officer" means the Chief Executive Officer ("CEO") and the Chief Financial Officer ("CFO"), regardless of the amount of compensation of that individual, and the Company's three most highly compensated executive officers, other than the CEO and CFO, who were serving as such at the end of the most recently completed fiscal period. In addition, disclosure is also required for any individuals whose total salary and bonus during the most recent fiscal year end was $150,000 or more, whether or not they were executive officers at the end of the fiscal year.

The Company currently has three Named Executive Officers, Primo Podorieszach, Shelley Samec and Mahesh Bhatia. The following table sets forth the compensation awarded, paid to or earned by the Company's Named Executive Officers during the financial years ended March 31, 2003, 2004 and 2005.

      Summary Compensation Table

                             Annual Compensation                 Long Term Compensation
                    --------------------------------------  --------------------------------
                                                                    Awards          Pay-outs
                                                            ----------------------  --------
                                                            Securities  Restricted
                                                  Other       Under      Shares or               All
 Name and                                        Annual      Options/   Restricted             Other
 Principal                                       Compen-       SARs      Share        LTIP    Compen-
 Position           Year(1)   Salary    Bonus     sation     granted     Units      Pay-outs  sation
                               ($)       ($)       ($)         (#)        ($)        ($)       ($)
 ----------------   -------  --------  -------  ----------  ----------  ----------  --------  -------
Primo                2005    $100,000    Nil       Nil       358,837/0     N/A        N/A       Nil
Podorieszach         2004    $100,000    Nil       Nil       143,837/0     N/A        N/A       Nil
President            2003    $100,000    Nil       Nil          Nil        N/A        N/A       Nil
& Chief Executive
Officer

Shelley Samec        2005    $  7,083    Nil       Nil       20,000/0      N/A        N/A       Nil
Chief Financial      2004    $ 77,917    Nil    $5,855(2)    13,017/0      N/A        N/A       Nil
Officer(3)           2003    $ 85,000  $12,500      --          Nil        N/A        N/A       Nil

Mahesh Bhatia        2005    $ 48,750  $ 7,500     Nil          Nil        N/A        N/A       Nil
Interim Chief
Financial
Officer(4)

--------------------
(1)   Fiscal years ended March 31, 2005, 2004 and 2003.

(2)   Paid in lieu of vacation time.

(3) Ms. Samec was on maternity leave from March 1, 2004 to March 1, 2005 and ceased to be the Chief Financial Officer on June 15, 2005.

(4) Mr. Bhatia was appointed Interim Chief Financial Officer from August 12, 2004 to February 28, 2005. Mr. Bhatia was appointed Chief Financial Officer on June 15, 2005.

LONG TERM INCENTIVE PLAN AWARDS

Long term incentive plan awards ("LTIP") means "any plan providing compensation intended to serve as an incentive for performance to occur over a period longer than one financial year whether performance is measured by reference to financial performance of the Company or an affiliate, or the price of the Company's shares but does not include option or stock appreciation rights plans or plans for compensation through restricted shares or units". The Company has not granted any LTIP's during the fiscal year ended March 31, 2005.

STOCK APPRECIATION RIGHTS

Stock appreciation rights ("SAR's") means a right, granted by an issuer or any of its subsidiaries as compensation for services rendered or in connection with office or employment, to receive a payment of cash or an issue or transfer of securities based wholly or in part on changes in the trading price of the Company's shares. No SAR's were granted to or exercised by the Named Executive Officers or directors during the fiscal year ended March 31, 2005.

OPTION GRANTS IN LAST FISCAL YEAR

The following tables sets forth information concerning grants of stock options during the financial year ended March 31, 2005 to the Named Executive Officers of the Company:

                                                                          MARKET VALUE OF
                                                                            SECURITIES
                         SECURITIES        % OF TOTAL                       UNDERLYING
                            UNDER       OPTIONS GRANTED   EXERCISE OR    OPTIONS/SAR'S ON
                        OPTIONS/SAR'S   TO EMPLOYEES IN    BASE PRICE      DATE OF GRANT     EXPIRATION
      NAME               GRANTED (#)    FISCAL YEAR (1)   ($/SECURITY)      ($/SECURITY         DATE
------------------      -------------   ---------------   ------------   ----------------   -----------
Primo Podorieszach         358,837            69%            $1.10             $1.10        August 5/09
Shelley Samec               20,000           3.8%            $1.10             $1.10        August 5/09
Mahesh Bhatia                Nil              N/A             N/A               N/A             N/A

--------------------
(1) Percentage of all of the Company's options granted during the fiscal year ended March 31, 2005.

AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR AND FISCAL YEAR-END OPTION
VALUES

As no stock options were exercised by the Named Executive Officers during the fiscal year ended March 31, 2005, the following table sets forth details of the fiscal year-end value of unexercised options on an aggregated basis:

                                                                                Value of Unexercised
                                                      Unexercised Options       In-the-Money Options
                                                       at Fiscal Year-End        at Fiscal Year-End
                        Securities      Aggregate            (#)(1)                 ($)(1)(2)(3)
                        Acquired on       Value
                         Exercise       Realized          Exercisable/              Exercisable/
       Name                 (#)            ($)           Unexercisable             Unexercisable
------------------      -----------     ---------     -------------------       --------------------
Primo Podorieszach          Nil            Nil            527,674/Nil                 Nil/Nil
Shelley Samec               Nil            Nil             88,017/Nil                 Nil/Nil
Mahesh Bhatia               Nil            Nil                N/A                       N/A

--------------------
(1) As freestanding SARs have not been granted, the number of shares relate solely to stock options.

(2) Based on the closing price of $0.80 for the common shares of the Company on The Toronto Stock Exchange on March 31, 2005, no options were in-the-money.

(3) On April 12, 2004, an aggregate of 335,000 of the options held by the Named Executive Officers expired.

PENSION PLANS

The Company does not provide retirement benefits for directors or executive officers.

TERMINATION OF EMPLOYMENT, CHANGE IN RESPONSIBILITIES AND EMPLOYMENT CONTRACTS

Other than as described below, the Company has not entered into any plans or arrangements in respect of remuneration received or that may be received by the Named Executive Officers in the Company's most recently completed financial year or current financial year in respect of compensating such officers or directors in the event of termination of employment (as a result of resignation, retirement, change of control, etc.) or a change in responsibilities following a change of control, where the value of such compensation exceeds $100,000 per executive officer or director.

The Company entered into employment agreement dated April 1, 2003 (the "Agreements") with Primo Podorieszach (the "CEO") whereby, among other things, should the Company terminate the CEO without just cause, the CEO will receive payment equal to 300% of his then current annual base salary.

In addition, should any of the following events occur:

      (a) an adverse change in any of the current duties, powers, rights, discretion, salary or benefits of the CEO;

      (b)   a diminution of the current title of the CEO;

      (c) a change in the person or body to whom the CEO currently reports, except if such person or body is of equivalent rank or stature or such change is a result of the resignation or removal of such person or persons comprising such body, as the case may be, provided that this does not include a change resulting from a promotion in the normal course of business;

      (d) a change in the municipality at which the CEO currently carries out his terms of employment with the Company, without the CEO's consent, unless the CEO's terms of employment include the obligation to receive geographic transfers from time to time in the normal course of business; or

      (e) the CEO is not nominated as a management nominee of the Board of Directors of the Company at a general meeting of the shareholders of the Company,

      the CEO will be entitled to terminate his employment with the Company and receive a payment equal to 300% of his then current annual base salary.

COMPOSITION OF COMPENSATION COMMITTEE

The Company's executive compensation program is administered by a compensation committee made up of two directors from the board of directors, Thomas Milley and Douglas Farmer. The Compensation Committee has, as part of its mandate, primary responsibility for the appointment and remuneration of executive officers of the Company. The Board of Directors also evaluates the performance of the Company's senior executive officers and reviews the design and competitiveness of the Company's compensation plans.

REPORT ON EXECUTIVE COMPENSATION

Executive Compensation Program

The Company's executive compensation program is based on a pay for performance philosophy. It is designed to encourage, compensate and reward employees on the basis of individual and corporate performance, both in the short and the long term. The Compensation Committee reviews and recommends to the Board of Directors base salaries based on a number of factors enabling the Company to compete for and retain executives critical to the Company's long term success. Incentive compensation is directly tied to corporate and individual performance. Share ownership opportunities are provided to align the interests of executive officers with the longer term interests of shareholders. Independent consultants may be retained on an as needed basis by the Company to assess the executive compensation program.

Compensation for the Named Executive Officers, as well as for executive officers as a whole, consists of a base salary, along with annual incentive compensation in the form of a discretionary annual bonus, and a longer term incentive in the form of stock options granted. As an executive officer's level of responsibility increases, a greater percentage of total compensation is based on performance (as opposed to base salary and standard employee benefits) and the mix of total compensation shifts towards stock options, thereby increasing the mutuality of interest between executive officers and shareholders.

Base Salary

The Chief Executive Officer and Chief Operating Officer approve base salaries for employees at all levels of the Company based on performance and other reviews of market data available. The level of base salary for each employee within a specified range is determined by the level of past performance, as well as by the level of responsibility and the importance of the position to the Company.

Annual Bonus

The Board of Directors determines on a discretionary basis, incentive awards or bonuses to be paid by the Company to all eligible employees in respect of a fiscal year. Corporate performance is measured by reviewing personal performance and other significant factors, such as level of responsibility and importance of the position to the Company. The individual performance factor allows the Company to recognize and reward those individuals whose efforts have assisted the Company to attain its corporate performance objective.

Stock Options

The Board has sole discretion to determine the key employees to whom grants will be made and to determine the terms and conditions of the options forming part of such grants. The Board approves stock option grants for each level of executive officer or employee. Individual grants are determined by an assessment of an individual's current and expected future performance, level of responsibilities and the importance of the position to the Company.

The number of stock options which may be issued under the Stock Option Plan in the aggregate and in respect of any fiscal year is limited under the terms of the Stock Option Plan and cannot be increased without shareholder approval. Stock options may be granted with or without SARs attached. Existing stock options/SARs have up to a five year term and are exercisable at the market price (as defined in the Stock Option Plan) of the Company's common shares on the date of grant. Generally, a holder of stock options/SARs must be a director, an employee or consultant of the Company, a subsidiary or an affiliate in order to exercise stock options/SARs.

2005 Compensation of Senior Executive Officers

The Compensation Committee has not yet presented its report to the Board of Directors concerning an incentive award or bonus to be paid to senior officers of the Company in respect of 2005 fiscal year. In considering whether an incentive award or bonus should be paid, the Board of Directors takes into account revenues of the Company and other relevant factors including the senior officers personal commitment and ongoing contributions in the ongoing success and development of the Company.

SHAREHOLDER RETURN PERFORMANCE GRAPH

The chart below compares the yearly percentage change in the cumulative total shareholder return on the Company's common shares against the cumulative total shareholder return of The TSX Composite Index for the fiscal period commencing March 31, 2000, and ending March 31, 2005.

[LINE GRAPH]

March 31                         2000       2001       2002       2003       2004       2005
Company                        $100.00     $47.20     $ 9.68     $ 7.60     $10.80     $  6.40
TSX Composite Index            $100.00     $81.39     $85.36     $70.33     $96.87     $110.37

COMPENSATION OF DIRECTORS

The following stock options were granted to the Company's directors who are not Named Executive Officers during the fiscal year ended March 31, 2005:

                                                                               Market Value of
                                             % of Total                          Securities
                                            Options/SARs                         Underlying
                      Securities Under       Granted to    Exercise or Base    Options/SARs on
                        Options/SARs        Employees in         Price        the Date of Grant
       Name              Granted (1)      Fiscal Year (2)    ($/Security)     ($/Security) (3)    Expiration Date
-------------------   ----------------   ---------------   ----------------   -----------------   ---------------
Directors who are         126,163               24%            $1.10               $1.10           August 5/09
not Named Executive
Officers                   15,000              2.9%            $1.25               $1.25           August 16/09

--------------------
(1) As freestanding SARs have not been granted, the number of shares relate solely to stock options.

(2) Percentage of all of the Company's options granted during the fiscal year ended March 31, 2005.

(3) Market value of the Company's shares on August 5, 2004 and August 16, 2004, being the dates of grant.

AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR AND FISCAL YEAR-END OPTION
VALUES

As no stock options were exercised by the directors who are not Named Executive Officers during the fiscal year ended March 31, 2005, the following table sets forth details of the fiscal year-end value of unexercised options/SARs on an aggregated basis:

                                                                 Unexercised          Value of Unexercised
                                                           Options/SARs at Fiscal     In-the-Money Options/
                                                                  Year-End           SARs at Fiscal Year-End
                             Securities      Aggregate             (#)(1)                 ($)(1)(2)(3)
                             Acquired on       Value
                              Exercise       Realized           Exercisable/              Exercisable/
          Name                   (#)            ($)             Unexercisable             Unexercisable
------------------------     -----------     ---------     ----------------------    -----------------------
Directors who are not
Named Executive Officers         Nil            N/A              548,720/Nil                 Nil/Nil

--------------------
(1) As freestanding SARs have not been granted under the Stock Option Plan, the numbers relate solely to stock options.

(2) Based on the closing price of $0.80 for the common shares of the Company on The Toronto Stock Exchange on March 31, 2005, no options were in-the-money.

(3) On February 28, 2005, 14,400 of the options held by Directors who are not Named Executive Officers expired and on April 12, 2004, 185,000 of the options held by Directors who are not Named Executive Officers expired.

During the most recently completed financial year, directors received compensation for services provided to the Company in their capacities as directors, officers and/or consultants and/or experts as follows:

During the fiscal year ended March 31, 2005, the Company was billed approximately $188,363 for legal fees (excluding disbursements and taxes) by a law firm in which Thomas Milley, one of the Company's directors, is a partner, for legal services rendered.

During the fiscal year ended March 31, 2005, the Company was billed approximately $43,238 for legal fees (excluding disbursements and taxes) by a law firm in which Joseph Giuffre, one of the Company's directors, was a partner, for legal services rendered.

INDEBTEDNESS OF DIRECTORS, EXECUTIVE OFFICERS AND SENIOR OFFICERS

During the Company's last completed financial year, no director, executive officer or senior officer of the Company, proposed management nominee for election as a director of the Company or each associate or affiliate of any such director, executive or senior officer or proposed nominee is or has been indebted to the Company or any of its subsidiaries or is and has been indebted to another entity where such indebtedness is or has been the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Company or any of its subsidiaries, other than routine indebtedness. On June 27, 2001, the Company approved and advanced a loan of $200,000 to Mr. Tony Consalvo, a director of the Company, such loan being repayable on demand with interest at the prime lending rate and being secured by a general security agreement and share pledge. As of March 31, 2005, the outstanding indebtedness has been reduced to $40,000.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following table sets forth as at the end of the fiscal year ended March 31, 2005, the number of securities authorized for issuance under the Company's Stock Option Plan which was approved by the shareholders of the Company on May 29, 2000:

                                                                                            Number of securities
                                                                                           remaining available for
                                   Number of securities to       Weighted-average       future issuance under equity
                                   be issued upon exercise       exercise price of           compensation plans
                                   of outstanding options,     outstanding options,         (excluding securities
                                     warrants and rights        warrants and rights       reflected in column (a))
                                   -----------------------     --------------------     ----------------------------
       Plan Category                        (a)                        (b)                          (c)
-----------------------------      -----------------------     --------------------     ----------------------------
Equity compensation plans                 1,290,411                    $1.00                10% of the issued and
approved by securityholders                                                             outstanding common shares of
                                                                                         the Company less the number
                                                                                           of outstanding options
Equity compensation plans not                N/A                        N/A                          N/A
approved by securityholders

TOTAL                                     1,290,411

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

The Toronto Stock Exchange ("TSX"), on which the Company's shares are listed, has issued guidelines on corporate governance procedures for listed companies and requires full and complete annual disclosure of listed companies systems of corporate governance with reference to each of such guidelines (the "Guidelines"). Where a company's corporate governance system differs from the Guidelines, each difference and the reason for the difference is required to be disclosed. The directors of the Company have considered the Guidelines and sought advice from the Company's solicitors.

The following table describes the Company's approach to corporate governance with reference to the specifically enumerated Guidelines.

TSX CORPORATE GOVERNANCE GUIDELINES                        THE COMPANY'S APPROACH
1. The board should explicitly assume responsibility for   The board of directors is responsible for supervising
stewardship of the Company and, as part of the overall     the management of the Company's business and the
stewardship, assume responsibility for:                    conduct of the Company's affairs generally. The board
                                                           actively participates in strategic planning and is
(a)   adoption of a strategic planning process             responsible for reviewing and approving the Company's
                                                           operating plans as presented by management.
(b)   identification of principal risks and
      implementation of appropriate systems to manage
      those risks                                          The Board also takes responsibility for identifying the
                                                           principal risks of the Company's business and for
(c)   succession planning, including appointing, training  ensuring these risks are effectively monitored and
      and monitoring management                            mitigated to the extent practicable.

(d)   a communications policy                              Succession planning, including the recruitment,
                                                           supervision, compensation and performance assessment of
(e)   the integrity of internal control and management     the Company's senior management personnel also falls
      information systems                                  within the ambit of the board's responsibilities.

                                                           The Company does not have a written communications
                                                           policy but adheres to all regulatory requirements with
                                                           respect to the timeliness and content of its
                                                           disclosure.

                                                           In keeping with its overall responsibility for the
                                                           stewardship of the Company, the board is responsible
                                                           for the integrity of the Company's internal control and
                                                           management information systems.

2. The board should be constituted with a majority of      Two of the Company's seven directors are members of
individuals who qualify as unrelated directors. An         management, five directors are outside directors (not
unrelated director is a director who is independent of     members of management) and three of which are
management and is free from any interest and any business  unrelated.  If management's nominees are elected as or other relationship which could, or could reasonably be  directors, two directors will be members of management,
perceived to, materially interfere with the director's     four directors will be outside directors of which two
ability to act with a view to the best interests of the    directors will be unrelated.
Company.

3. The board is required to disclose on an annual basis    The board currently consists of three unrelated
whether the board has a majority of unrelated directors    directors for the purposes of the Guidelines. Of the
and the analysis of the application of the principles      seven individuals on the Board, the related directors
supporting this conclusion.                                are Mr. Primo Podorieszach, who is the President of the
                                                           Company, Mr. Tony Consalvo who is the Chief Operating
                                                           Officer of the Company, Mr. Joseph  Giuffre who is the
                                                           Secretary and a legal advisor of the Company and Mr.
                                                           Thomas Milley who is a legal advisor of the Company.
                                                           The unrelated directors are free of any interest (other
                                                           than shareholding), business or other relationship
                                                           which could, or could reasonably be perceived to,
                                                           materially interfere with his ability to act with a
                                                           view to the best interests of the Company.

TSX CORPORATE GOVERNANCE GUIDELINES                        THE COMPANY'S APPROACH
4. The board should appoint a committee, the majority of   Given the stage of development of the Company, the
whom are unrelated directors, with responsibility for      functions of such a committee are best served by the
proposing new nominees to the board and assessing          board as a whole.
directors.

5. Every board should implement a process for assessing    The board is of the view that the Company's
the effectiveness of the board as a whole, the board's     shareholders are the most important assessors of board
committees and individual directors.                       performance and that they provide the most effective,
                                                           objective assessment of the board's performance.

6. Every Company should provide an orientation and         The Company does not provide a formal orientation and
education program for new recruits to the board.           education program for new directors but provides new
                                                           directors with an information package concerning the
                                                           Company, director responsibility and director
                                                           liabilities.  New directors will also be given an
                                                           opportunity to familiarize themselves with the Company,
                                                           the current directors and members of management.

7. Every board should examine its size and, where          The Board considers its size, in light of the Company's
appropriate, undertake a program to reduce the number of   stage of development, to be appropriate.
directors.

8. The board should review the compensation of directors   The Company has established a Compensation Committee to
to ensure it adequately reflects the responsibilities and  review the compensation paid to directors.
risks involved in being an effective director.

9. Committees of the board should generally be composed    The current committees of the board consist of an Audit
of outside directors, a majority of whom are unrelated     Committee and a Compensation Committee, all the members
directors.                                                 are unrelated directors.

                                                           The Audit Committee currently consists of three
                                                           unrelated directors. The role of the Audit Committee is
                                                           to oversee the Company's financial reporting
                                                           obligations, financial systems and disclosure and to
                                                           act as a liaison between the board and the Company's
                                                           auditors. The activities of the Audit Committee
                                                           typically include reviewing quarterly and annual
                                                           financial statements, ensuring that internal controls
                                                           over accounting and financial systems are maintained
                                                           and that accurate financial information is disseminated
                                                           to shareholders, reviewing the results of internal and
                                                           external audits and any change in accounting procedures
                                                           or policies, and evaluating the performance of the
                                                           Company's auditors.

                                                           The Compensation Committee currently consists of two
                                                           outside directors, one of whom is related. The role of
                                                           the Compensation Committee is primarily to administer
                                                           the Company's Stock Option Plan and to determine the
                                                           remuneration of executive officers.

TSX CORPORATE GOVERNANCE GUIDELINES                        THE COMPANY'S APPROACH
10. Every board should expressly assume responsibility     The entire board is responsible for developing and
for, or assign to a committee, the general responsibility  implementing the Company's approach to governance
for, developing the Company's approach to governance       issues.
issues.

11. The board, together with the CEO, should develop       The board and the CEO have not, to date, developed
position descriptions for the board and for the CEO,       formal, documented position descriptions for the Board
involving the definition of the limits to management's     and the CEO defining the limits of management's
responsibilities. In addition, the board should approve    responsibilities. The board is currently of the view
or develop the corporate objective which the CEO is        that the respective corporate governance roles of the
responsible for meeting.                                   board and management, as represented by the CEO, are
                                                           clear and that the limits to management's
                                                           responsibility and authority are reasonably
                                                           well-defined.

                                                           The board is responsible for approving long-term
                                                           strategic plans and annual operating plans recommended
                                                           by management. Board consideration and approval is also
                                                           required for all material contracts and business
                                                           transactions and all debt and equity financing
                                                           proposals. The board is also responsible for senior
                                                           executive recruitment and compensation.

                                                           The board delegates to management, through the CEO,
                                                           responsibility for meeting defined corporate
                                                           objectives, implementing approved strategic and
                                                           operating plans, carrying on the Company's business in
                                                           the ordinary course, managing the Company's finances,
                                                           evaluating new business opportunities, recruiting staff
                                                           and complying with applicable regulatory requirements.
                                                           The Board also looks to management to furnish
                                                           recommendations respecting corporate objectives,
                                                           long-term strategic plans and annual operating plans.

12. Every board should have in place appropriate           The board believes the Company is well served and the
structures and procedures to ensure that the board can     independence of the board from management is not
function independently of management.                      compromised. The board does not have, and does not
                                                           consider it necessary under the circumstances to have,
                                                           any formal structures or procedures in place to ensure
                                                           that the board can function independently of
                                                           management.  If all management nominees are elected as
                                                           directors of the Company, only two of six directors
                                                           will be members of management to ensure continued
                                                           independence on the Board of Directors.

TSX CORPORATE GOVERNANCE GUIDELINES                        THE COMPANY'S APPROACH
13. The audit committee of every board of directors        The members of the Audit Committee are unrelated.  If
should be composed of only outside directors. The roles    all of management's nominees are appointed, its Audit
and responsibilities of the audit committee should be      Committee will be composed of two outside unrelated
specifically defined.                                      directors and one related director until such time as
                                                           an additional unrelated director is elected or
                                                           appointed and who becomes a member of the Audit
                                                           Committee.  The role of the Audit Committee is
                                                           described in Item 9 above.

14. The board of directors should implement a system       Each member of the board understands that he/she is
which enables an individual director to engage an outside  entitled to seek the advice of an independent expert at
advisor at the expense of the Company.                     the expense of the Company if he/she considers it
                                                           warranted under the circumstances.

APPOINTMENT OF AUDITOR

Management proposes to re-appoint the Company's current auditor, D&H Group LLP, Chartered Accountants, at the Meeting who were appointed by the audit committee on April 15, 2005. Pursuant to Section 166(1) of the Business Companys Act (Alberta) the directors are entitled to fill any casual vacancy in the office of auditor. Effective February 28, 2005, the audit committee appointed Buchanan Barry, Chartered Accountants, to the position of auditor for the Company. Buchanan Barry, chartered Accountants resigned on April 15, 2005. The audit committee of the Company then appointed D&H Group LLP, Chartered Accountants to the position of auditor for the Company to hold office until the next annual general meeting of shareholders.

Shareholders will be asked to approve the appointment of D&H Group LLP, Chartered Accountants, as the auditor of the Company to hold office until the next annual general meeting of the shareholders at a remuneration to be fixed by the Board. Attached as Schedule "A" to this Information Circular is a Reporting Package in respect of both appointments of auditor which consists of (a) the Notices of Change of Auditor, (b) letters addressed to the British Columbia, Alberta and Ontario Securities Commissions from the former and successor auditors, and (c) written confirmations that the Notices and letters referred to in (a) and (b) have been reviewed by the directors of the Company.

AUDIT COMMITTEE CHARTER

Pursuant to the provisions of section 171(1) of the Business Corporations Act (Alberta), the Company is required to have an Audit Committee. The Company must also, pursuant to the provisions of Multilateral Instrument 52-110 Audit Committees ("MI 52-110"), which came into force on March 30, 2004, have a written charter which sets out the duties and responsibilities of its audit committee.

THE AUDIT COMMITTEE CHARTER

The Audit Committee Charter is attached hereto as Schedule "B".

COMPOSITION OF THE AUDIT COMMITTEE

The Audit Committee, at the present time, is comprised of Messrs. Douglas Farmer, Normand Cournoyer and Ms. Patti Runnalls. Each member is financially literate and all members of the Audit Committee are independent directors.

RELEVANT EDUCATION AND EXPERIENCE

Patti Runnalls is a Chartered Accountant and the Controller for Onyx Energy Inc., Douglas Farmer holds a Masters of Business Administration degree and is Branch Manager for First National Financial Corp. and Normand Cournoyer is an independent insurance consultant (who does not provide services as such to the Company) with 30 years of experience in the insurance industry and prior to becoming an independent insurance consultant, Mr. Cournoyer was the Assistant Vice-President of Allianz Canada responsible for business development in Western Canada. Each audit committee member has gained the financial literacy through his/her previous working and educational experience and has a significant understanding of the general insurance business which the Company engages in and has an appreciation for the relevant accounting principles for that business.

RELIANCE ON CERTAIN EXEMPTIONS

At no time since the commencement of the Company's most recently completed fiscal year has the Company relied on the exemptions in section 2.4 (De Minimis Non-audit Services), section 3.2 (Initial Public Offerings), section 3.4 (Events Outside Control of Member), section 3.5 (Death, Disability or Resignation of Audit Committee Member) or Part 8 (Exemptions). Certain tax services not considered to be section 2.4 De Minimis non-audit Services were approved subsequent to the services being performed.

RELIANCE ON THE EXEMPTION IN SUBSECTION 3.3(2) OR SECTION 3.6

At no time since the commencement of the Company's most recently completed fiscal year has the Company relied on the exemption in subsection 3.3(2) (Controlled Companies) or section 3.6 (Temporary Exemption for Limited and Exceptional Circumstances).

RELIANCE ON SECTION 3.8

At no time since the commencement of the Company's most recently completed fiscal year has the Company relied on section 3.8 (Acquisition of Financial Literacy).

AUDIT COMMITTEE OVERSIGHT

At no time since the commencement of the Company's most recently completed fiscal year was a recommendation of the Audit Committee to nominate or compensate an external auditor not adopted by the Board of Directors.

PRE-APPROVAL POLICIES AND PROCEDURES

The Audit Committee has adopted specific policies and procedures for the engagement of non-audit services which require the auditors to submit to the committee a proposal for services to be provided and cost estimate for approval.

EXTERNAL AUDITOR SERVICE FEES (BY CATEGORY)

                             AUDIT RELATED
FISCAL YEAR END  AUDIT FEES     FEES(1)     TAX FEES(2)  ALL OTHER FEES(3)
---------------  ----------  -------------  -----------  -----------------
2005             $  111,782     $ 25,000      $15,182         $59,308
2004             $   55,000     $ 14,975      $35,079           Nil

-----------------
(1) Fees charged for assurance and related services reasonably related to the performance of an audit, and not included under "Audit Fees".

(2)   Fees charged for tax compliance, tax advice and tax planning services.

(3)   Fees for services other than disclosed in any other column.

INTEREST OF INSIDERS IN MATERIAL TRANSACTIONS

Other than as set forth elsewhere in this Information Circular and other than transactions carried out in the normal course of business of the Company or any of its affiliates, none of the directors or senior officers of the Company, any shareholder beneficially owning shares carrying more than 10% of the voting rights attached to the shares of the Company nor an associate or affiliate of any of the foregoing persons had since April 1, 2004 any material interest, direct or indirect, in any transactions which materially affected the Company or any of its subsidiaries or in any proposed transaction which has or would materially affect the Company or any of its subsidiaries.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Other than as set forth in this Information Circular, no director or senior officer of the Company, at any time since the beginning of the Company's last financial year, nor any associate or affiliate of any of the foregoing, has any material interest, directly or indirectly, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon.

PARTICULARS OF MATTERS TO BE ACTED UPON

APPROVAL OF SHAREHOLDER RIGHTS PLAN

Effective as of July 3, 2001, the directors of the Company (the "Board") implemented a shareholder rights plan agreement between the Company and CIBC Mellon Trust Company (the "Rights Plan"). Shareholders of the Company approved the Rights Plan at the Annual and Special General Meeting of shareholders of the Company held on August 20, 2001. Pursuant to Section 6.15 of the Rights Plan, the Rights Plan must be reconfirmed by a resolution passed by a majority of the votes cast by all shareholders of the Company at the fourth and seventh annual meeting following the Annual and Special General meeting held in 2001. Accordingly, the Rights Plan is being presented to the shareholders at this Meeting for reconfirmation and approval.

BACKGROUND

In determining whether to adopt the Rights Plan, the Board considered the legislative framework in Canada governing take over bids, the present state of development of the Company and its assets and the state of the market with respect to other insurance brokerages and the Company's growth strategy to acquire other general insurance brokerages using debt or equity securities of the Company. Under Canadian provincial securities legislation, a take over bid generally means an offer to acquire voting or equity shares of a person or persons, where the shares subject to the offer to acquire, together with shares already owned by the bidder and certain related parties thereto, aggregate 20% or more of the outstanding shares.

The existing legislative framework for take over bids in Canada raises the following concerns for shareholders:

1.    TIME

      Current Canadian provincial legislation permits a take over bid to expire 35 days after it is initiated. The Board is of the view that this may not provide sufficient time to permit the Board to properly analyze a take over bid or to permit shareholders to consider a take over bid and to make a reasoned decision about the merits of a take over bid.

2.    PRESSURE TO TENDER

      A shareholder may feel compelled to tender to a take over bid which the shareholder considers to be inadequate out of a concern that in failing to do so, the shareholder may be left with illiquid or minority discounted shares. This is particularly so in the case of a take over bid for less than all of the Company's shares, where the bidder wishes to obtain a control position but does not wish to acquire all of the Company's shares. The Rights Plan provides a mechanism which is intended to ensure that a shareholder can separate the decision with respect to the bid from the decision to tender, lessening undue pressure to tender.

3.    Full Value

      The Board was concerned that a person seeking control might attempt, among other things, a gradual accumulation of the Company's shares in the open market; the accumulation of a large block of shares in a highly compressed period of time from institutional shareholders and professional speculators or arbitrageurs; or an offer for any or all of the Company's shares at what the Board considers to be less than full and fair value. The Rights Plan is intended to discourage the acquisition of more than 20% of the Company's outstanding shares in such a manner and to encourage any bidder to provide shareholders with equal treatment in a take over and full value for their investment.

      The Rights Plan should provide adequate time for shareholders to assess a bid and to permit any competing bids to emerge. It also gives the Board additional time to explore other options. A potential bidder can avoid the dilutive features of the Rights Plan by making a bid that conforms to the conditions specified in the Permitted Bid provisions.

      To qualify as a Permitted Bid, a take over bid must be for all of the Company's outstanding common shares and be open for at least 75 days after the bid is made. If at least 50% of the Company's common shares subject to the bid that are not held by the bidder are deposited, the bidder may take up and pay for such shares and the bid must remain open for a further period of 10 clear business days on the same terms.

SUMMARY OF THE RIGHTS PLAN

The following is a summary of the principal terms of the Rights Plan which is qualified in its entirety by reference to the text of the Rights Plan, which is available upon request from the Company.

      Effective Date

The effective date of the Rights Plan is July 3, 2001 (the "Effective Date").

      Term

Ten years, subject to ratification by the shareholders at this Meeting (which has been obtained) and the annual meeting of the shareholders of the Company in 2008.

      Shareholder Approval

For the Rights Plan to continue in effect following the Meeting, the Rights Plan Resolution must be approved by a majority of the votes cast at the Meeting by shareholders voting in person and by proxy. If the Rights Plan is not reconfirmed by the shareholders at the Meeting, it will terminate on the date of the Meeting.

      Issue of Rights

On the Effective Date, one right (a "Right") was issued and attached to each of the Company's outstanding shares and will attach to each share of the Company that is subsequently issued.

      Rights Exercise Privilege

The Rights will separate from the shares of the Company and will be exercisable eight trading days (the "Separation Time") after a person has acquired, or commences a take over bid to acquire, 20% or more of the Company's shares, other than by an acquisition pursuant to a take over bid permitted by the Plan (a "Permitted Bid") or, among other things, through the exercise of previously issued rights of conversion into shares. The acquisition by any person (an "Acquiring Person") of 20% or more of the Company's shares, other than by way of a Permitted Bid, is referred to as a "Flip-in Event". Any Rights held by an Acquiring Person will become void upon the occurrence of a Flip-in Event. In the event that the shareholders approve the Rights Plan, then eight trading days after the occurrence of the Flip-in Event, each Right (other than those held by the Acquiring Person), will permit the purchase of that number of shares having an aggregate Market Price (as defined in the Rights Plan) equal to twice the Exercise Price for an amount in cash equal to the Exercise Price (which the Rights Plan currently sets at $60).

The issue of the Rights is not initially dilutive. However, upon a Flip-in Event occurring and the Rights separating from the Company's shares, reported earnings per share on a fully diluted or non-diluted basis may be affected. Holders of Rights not exercising their Rights upon the occurrence of a Flip-in Event may suffer substantial dilution.

      Certificates and Transferability

Prior to the Separation Time, the Rights will be evidenced by a legend imprinted on certificates for shares of the Company issued from and after the Effective Date and will not be transferable separately from the shares. From and after the Separation Time, the Rights will be evidenced by Rights certificates which will be transferable and traded separately from the shares of the Company.

      Permitted Bid Requirements

The requirements for a Permitted Bid include the following:

      (a) the take over bid must be made for all shares and by way of a take over bid circular;

      (b)   the take over bid must be made to all shareholders;

      (c) the take over bid must be outstanding for a minimum period 75 days and shares of the Company tendered pursuant to the take over bid may not be taken up prior to the expiry of the 75-day period and only if at such time more than 50% of the shares of the Company held by shareholders other than the bidder, its affiliates and persons acting jointly or in concert (the "Independent Shareholders") have been tendered to the take over bid and not withdrawn; and

      (d) if more than 50% of the shares of the Company held by Independent Shareholders are tendered to the take over bid within the 75-day period, the bidder must make a public announcement of that fact and the take over bid must remain open for deposits of the Company's shares for an additional 10 business days from the date of such public announcement.

The Rights Plan allows for a competing Permitted Bid (a "Competing Permitted Bid") to be made while a Permitted Bid is in existence. A Competing Permitted Bid must satisfy all the requirements of a Permitted Bid except that it may expire on the same date as the Permitted Bid, subject to the statutory requirement that it be outstanding for a minimum period of 35 days.

      Waiver and Redemption

The Board may, prior to a Flip-in Event, waive the dilutive effects of the Rights Plan in respect of a particular Flip-in Event resulting from a take over bid made by way of a take over bid circular to all holders of the Company's shares, in which event such waiver would be deemed also to be a waiver in respect of any other Flip-in Event occurring under a take over bid made by way of take over bid circular to all holders of the Company's shares prior to the expiry of the take over bid in respect of which the waiver is granted. The Board may also waive the Rights Plan in respect of a particular Flip-in Event that has occurred through inadvertence, provided that the Acquiring Person that inadvertently triggered such Flip-in Event reduces its beneficial holdings to less than 20% of the outstanding voting shares of the Company within 10 days or such other period as may be specified by the Board. At any time prior to the occurrence of a Flip-in Event, the Board may also at its option redeem all, but not less than all, of the outstanding Rights at a price of $0.0001 each.

      Exemptions for Investment Advisors

Investment managers (for client accounts), trust companies (acting in their capacities as trustees and administrators) registered pension plan administrators, crown agents and certain statutory bodies that manage investments funds for employee benefit plans, pension plans, insurance plans or various public bodies may acquire greater than 20% of the Company's shares without triggering a Flip-in Event, provided that they are not making, or are not part of a group making, a take over bid. In addition, the entering into of a "lock-up" agreement, as defined in the Rights Plan, will not trigger a Flip-in Event.

      Supplements and Amendments

The Company is authorized to make amendments to the Rights Plan to correct any clerical or typographical error, or to maintain the validity of the Rights Plan as a result of changes in law or regulation. Other amendments or supplements to the Rights Plan may be made with the prior approval of shareholders.

      Non-Canadian Holders

The Company has agreed to take all such action the Board may deem appropriate to ensure compliance with the securities laws or comparable legislation of a jurisdiction outside Canada and the United States. However, the Company shall not be required to issue Rights or securities issuable on exercise of the Rights to persons resident outside Canada or the United States where such issue or delivery would be unlawful without registration.

      Recommendation of the Board

THE BOARD HAS DETERMINED THAT THE RIGHTS PLAN IS IN THE BEST INTERESTS OF THE COMPANY AND THE SHAREHOLDERS. THE BOARD UNANIMOUSLY RECOMMENDS THAT SHAREHOLDERS VOTE IN FAVOUR OF THE RIGHTS PLAN RESOLUTION.

      Shareholder Approval Required

For the Rights Plan to continue to be in effect following the Meeting the Rights Plan must be approved by an ordinary resolution at the Meeting.

Unless specified in the form of proxy that the Company's shares represented by the proxy shall be voted against the resolution respecting approval of the Rights Plan, it is the intention of the persons designated in the enclosed form of proxy to vote for the Rights Plan resolution.

Accordingly, the shareholders of the Company will be asked at the Meeting to pass the following ordinary resolution, to approve, ratify and confirm the Rights Plan:

      "BE IT RESOLVED THAT:

            (a) The Shareholder Rights Plan Agreement dated as of July 3, 2001 between the Company and CIBC Mellon Trust Company, in the form approved by the Shareholders of the Company at the Annual and Special General Meeting held on August 20, 2001, be and the same is hereby ratified, confirmed and approved; and

            (b) any director or officer of the Company, be and is hereby authorized, for and on behalf of the Company, to execute and deliver such other documents and instruments and take such other actions as such director or officer may determine to be necessary or advisable to implement this resolution and the matters authorized hereby, such determination to be conclusively evidenced by the execution and delivery of such documents or instruments and the taking of any such actions.

If the Rights Plan is not approved by the shareholders of the Company it will cease to have effect on the date of the Meeting. An ordinary resolution requires a favourable vote of a simple majority of the votes cast in person or by proxy at the meeting.

CERTIFICATE

The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement misleading in the light of the circumstances in which it was made.

DATED: JULY 11, 2005

"Primo Podorieszach"                      "Mahesh Bhatia"

Primo Podorieszach,                       Mahesh Bhatia
Chief Executive Officer                   Chief Financial Officer

                                  SCHEDULE "A"

                           AUDITOR REPORTING PACKAGES

                                  SCHEDULE "B"

               ANTHONY CLARK INTERNATIONAL INSURANCE BROKERS LTD.

                             AUDIT COMMITTEE CHARTER

THE AUDIT COMMITTEE IS A COMMITTEE OF THE BOARD OF DIRECTORS. ITS PRIMARY FUNCTION IS TO ASSIST THE BOARD IN FULFILLING ITS OVERSIGHT RESPONSIBILITIES BY REVIEWING THE FINANCIAL INFORMATION, WHICH WILL BE PROVIDED TO THE SHAREHOLDERS AND OTHERS, THE SYSTEMS OF INTERNAL CONTROLS, WHICH MANAGEMENT AND THE BOARD OF DIRECTORS HAVE ESTABLISHED, AND THE AUDIT PROCESS.

IN MEETING ITS RESPONSIBILITIES, THE AUDIT COMMITTEE IS EXPECTED TO:

1. Provide an open avenue of communication between the internal auditors, the independent accountant, and the board of directors.

2.    Review and update the committee's charter annually.

3. Recommend to the board of directors the independent accountants to be nominated and review and approve the discharge of the independent accountants.

4. Review and concur in the appointment, replacement, reassignment, or dismissal of the director of internal auditing.

5. Review with management and the independent accountant, the interim financial report, together with related Management Discussion and Analysis before it is filed with the SEC or other regulators.

6. Review policies and procedures with respect to officers' expense accounts and perquisites, including their use of corporate assets, and consider the results of any review of these areas by the internal auditor or the independent accountant.

7. Review legal and regulatory matters that may have a material impact on the financial statements, related company compliance policies, and programs and reports received from regulators.

8. Meet with the independent accountant, and management in separate executive sessions to discuss any matters that the committee or these groups believe should be discussed privately with the audit committee. Review filings with the SEC other similar regulatory bodies other published documents containing the company's financial statements and consider whether the information contained in these documents is consistent with the information contained in the financial statements. Major filing would be 20F, which is used both for US and Canadian annual reporting.

9.    Pre-approve all non-audit services to be provided.

10. Review and approve the hiring policies regarding partners, employees and former partners and employees of the present and former external auditors.

11. Report committee actions to the board of directors with such recommendations as the committee may deem appropriate.

BEFORE AUDIT COMMENCES

1. Confirm and assure the independence of the internal auditor and the independent accountant, including a review of management consulting services and related fees provided by the independent accountant.

2. Consider, in consultation with the independent accountant, the audit scope and plan.

3. Review with the independent accountant the coordination of audit effort to assure completeness of coverage, reduction of redundant efforts, and the effective use of audit resources.

4.    Approve the compensation of the auditors.

5. Consider with management and the independent accountant the rationale for employing audit firms other than the principal independent accountant.

AT COMPLETION OF AUDIT

1. Inquire of management and the independent accountant about significant risks or exposures and assess the steps management has taken to minimize such risk to the company.

2.    Consider and review with the independent accountant:

      a. The adequacy of the company's internal controls including computerized information system controls and security.

      b. Any related significant findings and recommendations of the independent accountant with management's responses thereto.

      c.    Review with management and the independent accountant:

            1. The company's annual financial statements, related footnotes and Management Discussion and Analysis.

            2. The independent accountant's audit of the financial statements and his or her report thereon.

            3. Any significant changes required in the independent accountant's audit plan.

            4. Any serious difficulties or disputes with management encountered during the course of the audit.

            5. Other matters related to the conduct of the audit, which are to be communicated to the committee under generally accepted auditing standards.

ETHICAL AND LEGAL COMPLIANCE

1. Establish, review and update periodically a Code of Ethical Conduct and ensure that management has established a system to enforce this Code.

2. Establish procedures for the receipt, retention and treatment of complaints regarding accounting, internal financial controls or auditing matters. These procedures are required to include procedures for confidential, anonymous submissions by employees related to questionable accounting, auditing matters or acts of company employees and directors.

3. Review management's monitoring of the company's compliance with the organization's Ethical Code, and ensure that management has the proper review system in place to ensure that Company's financial statements, reports and other financial information disseminated to governmental organizations, and the public satisfy legal requirements.

4. Review, with the organization's counsel, legal compliance matters including corporate securities trading policies.

5. Review with the organization's counsel, any legal matter that could have a significant impact on the organization's financial statements.

                                      PROXY
                   ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS
      OF ANTHONY CLARK INTERNATIONAL INSURANCE BROKERS LTD. (THE "COMPANY")

TO BE HELD AT THE Parkland Room, Best Western Hospitality Inn, 135 Southland Drive S.E., Calgary, Alberta ON MONDAY, AUGUST 15, 2005, AT 10:00 AM (LOCAL
TIME)

THE UNDERSIGNED MEMBER ("Registered Shareholder") of the Company hereby appoints Primo Podorieszach, President of the Company, or failing this person, Tom Milley, Director of the Company, or in the place of the foregoing, ___________________________________________ as proxyholder for and on behalf of the Registered Shareholder with the power of substitution to attend, act and vote for and on behalf of the Registered Shareholder in respect of all matters that may properly come before the Meeting of the Registered Shareholders of the Company and at every adjournment thereof, to the same extent and with the same powers as if the undersigned Registered Shareholder were present at the said Meeting, or any adjournment thereof.

The Registered Shareholder hereby directs the proxyholder to vote the securities of the Company registered in the name of the Registered Shareholder as specified herein.

RESOLUTIONS (For full detail of each item, please see the enclosed Notice of Meeting and Information Circular)

                                                               FOR     WITHHOLD
1.  To appoint D&H Group LLP as new Auditor of the Company   _______   ________

                                                               FOR     AGAINST
2.  To determine the number of Directors at SIX (6)          _______   ________

                                                               FOR     WITHHOLD
3.  To elect as Director, PRIMO PODORIESZACH                 _______   ________
4.  To elect as Director, TONY CONSALVO                      _______   ________
5.  To elect as Director, DOUGLAS FARMER                     _______   ________
6.  To elect as Director, THOMAS MILLEY                      _______   ________
7.  To elect as Director, JOSEPH GIUFFRE                     _______   ________
8.  To elect as Director, NORMAND COURNOYER                  _______   ________

                                                               FOR     AGAINST
9.  To approve, ratify and confirm the Shareholders'         _______   ________
    Rights Plan adopted by the Board of Directors of
    the Company on July 3, 2001 and approved by the
    Shareholders of the Company at the Annual General
    Meeting of Shareholders held on August 20, 2001
    described in the Company's Information Circular
    dated July 11, 2005.
                                                               FOR     AGAINST
10.   To transact such other business as may properly        _______   ________
      come before the meeting.

The undersigned Registered Shareholder hereby revokes any proxy previously given to attend and vote at said Meeting.

SIGN HERE: _________________________________________________________________
Please Print Name: _________________________________________________________
Date: ______________________________________________________________________
Number of Shares
Represented by Proxy: ______________________________________________________

THIS PROXY FORM IS NOT VALID UNLESS IT IS SIGNED AND DATED.

SEE IMPORTANT INFORMATION AND INSTRUCTIONS ON REVERSE

                      INSTRUCTIONS FOR COMPLETION OF PROXY

1.    THIS PROXY IS SOLICITED BY THE MANAGEMENT OF THE COMPANY.

2. This form of proxy ("Instrument of Proxy") MUST BE SIGNED BY YOU, the Registered Shareholder, or by your attorney duly authorized by you in writing, or, in the case of a company, by a duly authorized officer or representative of the company; and IF EXECUTED BY AN ATTORNEY, OFFICER, OR OTHER DULY APPOINTED REPRESENTATIVE, the original or a notarial copy of the instrument so empowering such person, or such other documentation in support as shall be acceptable to the Chairman of the Meeting, must accompany the Instrument of Proxy.

3. IF THIS INSTRUMENT OF PROXY IS NOT DATED in the space provided, authority is hereby given by you, the Registered Shareholder, for the proxyholder to date this proxy seven (7) calendar days after the date on which it was mailed to you, the Registered Shareholder, by July 22, 2005.

4. A REGISTERED SHAREHOLDER WHO WISHES TO ATTEND THE MEETING AND VOTE ON THE RESOLUTIONS IN PERSON, may simply register with the scrutineers before the Meeting begins.

5. A REGISTERED SHAREHOLDER WHO IS NOT ABLE TO ATTEND THE MEETING IN PERSON BUT WISHES TO VOTE ON THE RESOLUTIONS, may do the following:

      (a) APPOINT ONE OF THE MANAGEMENT PROXYHOLDERS named on the Instrument of Proxy, by leaving the wording appointing a nominee as is (i.e. do not strike out the management proxyholders shown and do not complete the blank space provided for the appointment of an alternate proxyholder). Where no choice is specified by a Registered Shareholder with respect to a resolution set out in the Instrument of Proxy, a management appointee acting as a proxyholder will vote in favour of each matter identified on this Instrument of Proxy and for the nominees of management for directors and auditor as identified in this Instrument of Proxy;

OR

      (b) APPOINT ANOTHER PROXYHOLDER, who need not be a Registered Shareholder of the Company, to vote according to the Registered Shareholder's instructions, by striking out the management proxyholder names shown and inserting the name of the person you wish to represent you at the Meeting in the space provided for an alternate proxyholder. If no choice is specified, the proxyholder has discretionary authority to vote as the proxyholder sees fit.

6. THE SECURITIES REPRESENTED BY THIS INSTRUMENT OF PROXY WILL BE VOTED OR WITHHELD FROM VOTING IN ACCORDANCE WITH THE INSTRUCTIONS OF THE REGISTERED SHAREHOLDER ON ANY POLL of a resolution that may be called for and, if the Registered Shareholder specifies a choice with respect to any matter to be acted upon, the securities will be voted accordingly. Further, the securities will be voted by the appointed proxyholder with respect to any amendments or variations of any of the resolutions set out on the Instrument of Proxy or matters which may properly come before the Meeting as the proxyholder in its sole discretion sees fit.

If a Registered Shareholder has submitted an Instrument of Proxy, THE REGISTERED SHAREHOLDER MAY STILL ATTEND THE MEETING AND MAY VOTE IN PERSON. To do so, the Registered Shareholder must record his/her attendance with the scrutineers before the commencement of the Meeting and revoke, in writing, the prior votes.

To be represented at the Meeting, this proxy form must be received at the office of CIBC MELLON TRUST COMPANY by mail or by fax no later than forty-eight (48) hours (excluding Saturdays, Sundays and holidays) prior to the time of the Meeting, or adjournment thereof. The mailing address is:

                            CIBC MELLON TRUST COMPANY
                                   PROXY DEPT
                          200 QUEENS QUAY EAST, UNIT 6
                               TORONTO, ON M5A 4K9
                               FAX: (416)368-2502

                            ANNUAL RETURN CARD FORM
                       (REQUEST FOR FINANCIAL STATEMENTS)

TO: REGISTERED AND NON-REGISTERED SHAREHOLDERS OF ANTHONY CLARK INTERNATIONAL INSURANCE BROKERS LTD. (the "Company") CUSIP NO. 18145N 10 7

National Instrument 54-101/Communication with Beneficial Owners of Securities of a Reporting Issuer provides shareholders with the opportunity to elect annually to have their name added to an issuer's SUPPLEMENTAL MAILING LIST in order to receive financial statements of the Company. If you are interested in receiving such statements or other selective shareholder communications, please complete, sign and mail this form to CIBC MELLON TRUST COMPANY, 600 THE DOME TOWER, 333 - 7TH AVENUE SW, CALGARY, AB T2P 2Z1 ATTENTION: MR. DONALD SANTINI

[ ] Please add my name to the mailing list for the Company so that I may receive interim financial statements and related MD&A.

[ ] Please add my name to the mailing list for the Company so that I may receive annual financial statements and related MD&A.

                           ***************************

Name of Registered/
Non-Registered Shareholder:               ______________________________________
                                          (Please print)

Address:                                  ______________________________________

                                          ______________________________________

Postal Code:                              ______________________________________

SIGNATURE: _____________________________

DATE: __________________________________

                 I CERTIFY THAT I AM A REGISTERED/NON-REGISTERED
                                 (PLEASE CIRCLE)

        SHAREHOLDER OF ANTHONY CLARK INTERNATIONAL INSURANCE BROKERS LTD.

                          *****************************